

we've fortified our roots

ANNUAL REPORT 2002

WILD OATS
MARKETS, INC.



we've fortified our roots

The roots of Wild Oats Markets go back to 1987 when we purchased a single natural foods store in Boulder, Colorado and named it the Wild Oats Vegetarian Market. Since then, our stores have evolved from one small, vegetarian market reminiscent of the health food co-ops of the 1970s and 1980s, into full-service grocery stores to meet our customers' day-to-day needs for high-quality organic, all-natural and gourmet products.

With product standards that will not be compromised, an allegiance to help our suppliers grow with us, and an unwavering commitment to the communities in which we operate, Wild Oats Markets continues to be on the leading edge of the fast-growing natural and organic foods industry, which has now moved into the mainstream.

OUR MISSION

Wild Oats was founded on the vision of enhancing the lives of our customers and our employees with products and education that support health and well-being.

Wild Oats is committed to providing the highest quality, fresh organic and natural food, health and wellness products in vibrant stores with people who are friendly, eager to serve and ready to educate.

At Wild Oats, we sell food that remembers its roots.

After taking a hard look at our stores and products, in 2002 we sold or closed underperforming stores and removed slow-moving products from our shelves. At the end of 2002, we were 99 stores strong in 23 states and Canada; and nearly $920 million in sales. We employ nearly 8,400 people who are passionate about living naturally and who are dedicated to serving our customers. In 2002 we've fortified our roots, allowing us to lay the groundwork for a period of sustainable and profitable growth.

...for sustainable and profitable growth



SALES ($ millions)


$530.7
$721.1
$838.1
$893.2
$919.1
1998
1999
2000
2001
2002

COMPARABLE STORE SALES


4.1%
6.2%
-2.6%
4.0%
5.2%
1998
1999
2000
2001
2002

EBITDA ($ millions)
Earnings Before Interest, Taxes, Depreciation and Amortization


$40.2
$57.0
$55.0
$21.6
$39.7
1998
1999
2000
2001
2002

EARNINGS PER SHARE (diluted)


$0.71
$0.53
$0.65
$1.80
$0.26
1998
1999
2000
2001
2002

- 2.9% sales growth
- 5.2% same-store sales growth
- 3.6% average weekly customer traffic increase
- 4.1% average sale per customer (basket size) growth
- 4.8% reduction in direct store expenses
- Gross profit margins increased almost a full percentage point to 29.8%
- Positive Earnings Per Share
- Operating cash flow of $36.2 million
- Reduced debt by $31.7 million

we've responded to customers' needs

Through focus group research, exit interviews and one-on-one store shopping trips with customers, we've learned what we needed to do to improve our stores to meet the evolving needs of natural and organic foods shoppers. In 2002 we completed the review of our store base to identify those stores that were not viable in their existing locations or that should be closed or sold because of their poor performance.

This activity focused on small stores that could not provide customers our full product offering or that were not performing up to our standards.

We now have a stronger base from which to grow. We also listened to our customers and learned how we could improve the layout and design of our stores. In 2002, we developed our new prototype for Wild Oats Natural Marketplace and opened our first new store in Long Beach, California. The result: a more customer friendly layout, wider aisles, an expanded produce department, a "store-within-a-store" Natural Living department and, as always, an emphasis on customer service. This prototype, which has already won three national retail design awards, will be the model for all new Wild Oats stores in the future.



WILD OATS NATURAL MARKETPLACE PROTOTYPE

26,000 to 28,000 square feet

Award-winning design and updated décor with an intuitive layout

Double the freezer space to accomodate the fast-growing frozen natural foods category

Expanded grocery aisles with strategic merchandising program

Larger produce department featuring more than 175 organic produce items

Store-within-a-store Natural Living Department for improved customer service

Full-service deli with an expanded grab-n-go foods offering

Superior store metrics with sales per square foot, average weekly sales, customer traffic and basket size exceeding the company average


WILD OATS


HENRY'S
SPECIAL
Bananas
PUMMELOS
TODAY'S
SPECIAL



Our farmers market stores continue to be a growth engine for Wild Oats Markets. In 2002, we set out to talk to our customers to determine how we could make the already-popular Henry's Marketplace stores even better. We learned that Henry's is best-known for its abundant, high-quality fruits and vegetables, so in the new Henry's prototype, we enlarged the produce department and kept it at the center of the store. We also learned that customers would like more bakery, frozen and deli offerings, so these departments were also expanded. The décor captures the essence of a true farmers market with the use of reclaimed wood, recycled tin and hand-painted signs. In February 2003, we opened the prototype of our new farmers market stores in Costa Mesa, California.

In September 2002 we raised nearly $50 million in equity to fund our aggressive new store growth program, and plan to open approximately 10 stores in 2003, 15 to 20 in 2004 and up to 25 in 2005. We expect the new stores to be a combination of our Wild Oats full-service natural grocer format and our Henry's Marketplace farmers market format stores.

HENRY'S MARKETPLACE PROTOTYPE

23,000 to 25,000 square feet

Authentic farmers market

Emphasis on farm-fresh produce

Open layout with low-profile shelving

Expanded bakery, deli and meat counter

The Costa Mesa Henry's store is state-of-the art in terms of its use of recycled materials and environmentally sustainable systems, while offering customers the authenticity of a true farmers market. The wood used for the hand-painted signage and interior walls was recycled from an 1890s Kentucky tobacco plant. The corrugated metal used for various finishes is recycled tin, and the lighting and HVAC systems were designed for optimal energy preservation and conservation.

we've established new partnerships and strengthened existing ones

THE COFFEE YOU BUY CAN MAKE A DIFFERENCE

FAIR TRADE CERTIFIED®

Fair Trade helps build economic independence and empowers family coffee farmers around the world by:

Guaranteeing a fair minimum price for their harvest

Providing affordable access to credit

Promoting sustainable farming practices

Improving access to education, healthcare and housing

The $32 billion natural products industry, while growing rapidly, is still a small community. It is a community that was built over time on a handshake and a partnership of trust between individuals and companies. It is a community that was founded on doing what is right for the health and well-being of people everywhere. And, it is a community with a common end goal of bringing high quality, all-natural food and products to market. To this end, in 2002, Wild Oats established new relationships and strengthened existing ones with our vendor partners.

LIKE-MINDED PARTNERSHIPS

When we review new vendors and products to bring into our stores, we look beyond ingredients and formulations. We look for like-minded companies that have socially responsible missions that are similar to ours. We look for companies that strive to reduce their negative impact on the environment, that give back to their communities and that support socially and environmentally sustainable business practices.


Dairy


GREEN MOUNTAIN COFFEE ROASTERS

PHOTO: TRANSFAIR USA

One such company is Green Mountain Coffee Roasters. In 2002, we established a partnership with Vermont-based Green Mountain to exclusively offer Fair Trade and Organic certified coffee in our stores' bulk and foodservice departments. With a full line of coffee certified by TransFair USA, this partnership makes Wild Oats the nation's leading organic Fair Trade coffee retailer. By ensuring the farmers receive a fair price for their coffee crop and by sourcing only organic beans, we are not only bolstering the socioeconomic stature of these farming communities, but we are helping to preserve the environment by supporting sustainable organic agricultural practices.


trail mixes
candy
granola
cereals
granola
grains

VENDOR ADVISORY COUNCIL

We established the natural products industry's first Vendor Advisory Council comprised of product vendors from every department within our stores. This Council provides us with a constant pulse on our vendor community so that we can further improve our relationships and gain insight into the impact our initiatives may have on this important group of partners.

Vendor Advisory Council Members:

- Acosta Marketing
- FoodMatch
- Grimm Way
- The Hain Celestial Group
- Horizon Organic Dairy
- Petaluma Poultry
- Small Planet Foods/ General Mills
- Vitality Works
- Zia Cosmetics

TREE OF LIFE

To maximize the strengths inherent in a robust supply chain management alliance, and provide a distribution foundation to support future growth, we made the transition to a new primary distribution partner, Tree of Life, Inc. A global natural products distributor, Tree of Life is now the Company's primary national distribution and marketing partner for organic, natural and specialty food products. This transition was a significant undertaking in 2002 and represents the majority of the products that fill our grocery aisles, bulk bins, freezers and dairy cases in all of our U.S. stores. We are confident that our partnership with Tree of Life positions us for future growth as it will enable us to optimize our overall supply chain, leverage our own purchasing power, reduce costs and enhance service to our stores.

When we made the transition to Tree of Life, our two companies worked together to develop the most effective category range and product mix for our stores, from a regional as well as national perspective. Our new product strategy focuses on the items our customers demand while facilitating incremental sales growth. In transforming our product assortment, we were able to reduce the number of vendors with whom we partner and make room for exciting new products. At the same time, we strengthened our relationships with existing vendors who will also benefit from this new focus.

As we move through 2003, the distribution transition to Tree of Life is clearly positioning us to profit from greater buying leverage. Together with Tree of Life, we will be well equipped to continue to bring optimum value and selection to our customers.

we've stayed true to our roots - community

SUPPORT FOR SCHOOLS

In 2002, we established a partnership with eScrip. This allows our customers to select their favorite schools or nonprofit groups and then, each time they use their credit or debit cards in our stores, we donate up to 5% of the purchase amount to their selected schools or groups. An easy way for groups and schools to raise funds, it is just another way Wild Oats gives back to our communities.

At Wild Oats, we believe it is our responsibility to give back to the communities that support us throughout the year. Through the Wild Oats giving program, we raise and donate more than $1.5 million in cash, food and other in-kind donations to local and national nonprofit groups each year. We open our stores' Community Rooms to community and nonprofit groups that need a place to gather. We provide educational lectures, cooking demonstrations, fitness and yoga classes, and school field trips in our stores to actively contribute to our customers' health and wellness goals.



DATE: January 28, 2003
WILD OATS NATURAL MARKETPLACE
$ 10,000.00
PAY TO THE ORDER OF: City of Louisville
Wild Oats Community Garden
Wild Oats Natural Marketplace
memo: Brightside

ORGANIC COMMUNITY GARDENS

When we open a new store, we make a donation to the community that keeps giving for years to come. We donate organic community gardens, which provide people a place to garden and grow organic fruits and vegetables in largely urban areas. The food that is grown is then donated to local homeless shelters, schools and food banks.

5% DAYS

ORGANIC FARMING RESEARCH FOUNDATION

Our stores hold four 5% Days each year, giving 5% of the day's sales to charitable organizations. In September 2002, we held a national 5% Day to support the Organic Farming Research Foundation (OFRF). We donated $85,000, which was the largest industry contribution ever received by OFRF. This money will help educate farmers about organic farming and provide grants and information to farmers who are interested in transitioning to organic farming techniques.




LEAF LETTUCE

COMMUNITY CREWS

We encourage our employees to volunteer in their communities and support this effort by paying them for up to 52 hours a year for volunteer service. Through this program in 2002, our employees spent more than 5,000 hours volunteering in our local communities. They tutor children in schools, serve food to the homeless in soup kitchens, participate in benefit races and events, provide beach and park cleanup services, and support a broad range of community organizations.

HELP REBUILD OUR FORESTS

With a strong commitment to protecting our environment, last summer our stores launched a national campaign to raise money for the National Arbor Day Foundation's wildfire relief program. Through the tremendous support of our customers, we were able to raise and donate nearly $50,000 - or more than 100,000 tree seedlings - to restore our national forests after the worst wildfire season in history.

INDUSTRY COMMITMENT

Wild Oats Markets, along with our partners in the organic community, reached a milestone in 2002. The USDA National Organic Program went into effect on October 21, 2002. We had been working with other industry leaders since 1990 to develop a set of rules that would regulate the production and handling of organic food and products. As Wild Oats continually strives to offer the most extensive selection of organic products than any national retailer, this important industry milestone was a victory for our industry and for customers who enjoy the taste, health and environmental benefits of organic food.

ONGOING GIVING PROGRAMS

WOODEN NICKEL PROGRAM

Our wooden nickel program allows customers who bring their own shopping bag to our stores to make a 5¢ donation to one of several local charities in lieu of receiving a nickel refund.

FOOD DONATIONS

We contribute thousands of pounds of food each year to soup kitchens and food banks, to community organizations and in support of community events.

dear fellow shareholders,

Wild Oats Markets exited 2002 a much stronger company than it started the year. In fact, every initiative we implemented last year helped us to fortify our roots for sustainable and profitable growth. The objective of our work was to substantially improve our infrastructure and to increase the discipline and tools within our company so that we had a sturdy foundation from which to grow.

We reached our goal of returning Wild Oats to profitability in 2002. We generated net income of $6.9 million, or $0.26 per share, compared to a net loss of $43.9 million, or ($1.80) per share in 2001. This was achieved on a 2.9% sales increase.

A turnaround is always challenging, but we were also simultaneously laying the foundation for growth. We were able to meet the challenges as a result of the commitment and dedication of our nearly 8,400 employees in North America who worked together to ensure the viability of Wild Oats. Every one of these individuals deserves public recognition for their hard work. Now that we, as a company, are in the midst of a transition from being a turnaround to being a growth-oriented company, we can expect many new challenges as we aggressively add new stores to our portfolio. I am confident that we have the right team in place to meet these challenges head on.



Soon after I came on board as President and CEO, we articulated what our four pillars of growth would be for Wild Oats Markets.

CONTINUE TO DRIVE SALES

The first was to continue to drive top-line results by building customer awareness, increasing customer traffic in our stores, and growing the average sale and item count per customer. In 2002 we generated $919.1 million in sales, a 2.9% increase compared with $893.2 million in 2001 (please refer to chart, page 1). This sales gain was achieved with eight fewer stores in our portfolio, as we closed or sold nine stores and opened one. A better indicator of our underlying revenue growth is comparable store sales (sales of stores open more than a year), which increased 5.2% in 2002. Improved top-line results were also attained against the backdrop of the most challenging economic environment the U.S. has experienced in more than a decade.

Same-store sales growth was driven by our new marketing and merchandising programs. They were designed to raise awareness and drive greater customer traffic and, ultimately, higher sales. We phased the weekly advertising program into stores throughout 2002 and it achieved what it was designed to do – to reverse what was a negative trend in both comparable store sales and customer traffic in late 2000. Due to major initiatives implemented in the third and fourth quarters of 2002 – which I will explain in a moment – our sales growth momentum was tempered in the second half of the year.

"My wife has an old friend named Verna who she had to leave behind when we moved. Verna is 86 years old, and my wife used to take her shopping every week. We wanted to send her a Thanksgiving dinner but didn't know how to get it to her. We called Cathy Eubanks, demo coordinator at the Norwood store in Cincinnati, and asked for her help. Not only did Cathy deliver this dinner, but she made sure it was hot and ready to eat, which really made Verna's day. We sent Cathy a check to pay for her time and gas and later heard that she donated that check to a homeless shelter. We feel she should be commended for her service."

Mike Cummings

In the first half of 2003, we are introducing additional marketing initiatives to supplement our existing go-to-market strategy. These efforts, which are multi-faceted, are focused on building the Wild Oats brand through a unique shopping experience defined by quality products and unrivaled customer service.

Our objective is to reach more customers through various marketing channels to achieve a heightened level of awareness of our stores. We will communicate our points of difference of being the only truly neighborhood market and an active community member. Above all, our stores are places where customers can find knowledgeable employees and a breadth of high-quality products and education to help them make better informed choices that will lead to a healthier life.

In addition, we are in the process of redeveloping and reformulating our private label line of products. Currently 10% of total sales, we view this as an opportunity to extend the Wild Oats brand of high quality and uncompromising standards into our customers' kitchens and social gatherings. We have redesigned the labels for our Wild Oats and Henry's products, which will be introduced in the second half of 2003. We expect that our private label as a percent of sales will gradually increase as we reformulate our products and introduce new products to our stores.

ORGANIC GROWTH

Our next growth strategy was to ignite new store development. In order to achieve consistency throughout our store portfolio and to grow the Wild Oats brand nationally, we will grow our business primarily through organic growth (pun intended). The majority of the problems we faced in the last couple of years were because Wild Oats grew rapidly and aggressively through acquisitions. These acquisitions were not integrated into an efficient operating structure and, as a result, we had under-performing real estate, a weak infrastructure,

Total Square Footage Growth


2.20MM
2.30MM
2.77MM
3.37MM
2001
2002
2003 {est.}
2004 {est.}
2005 {est.}

an excessively large number of stock-keeping units (SKUs) and vendors, pricing inconsistencies across our store base, excessive out-of-stock levels, decentralized marketing and merchandising strategies and 14 different store names operating under the Wild Oats Markets umbrella.

As I mentioned earlier, the initiatives we implemented in 2002 addressed a majority of these issues. To continue to have consistency in our store base, we will grow our business by adding new stores to our portfolio. For the most part, we will focus on existing markets to achieve greater density in the areas where we already have a presence and customer awareness. This will not only allow our customers to have more convenient shopping options, but it will allow Wild Oats to better leverage our advertising, merchandising and distribution synergies.

As you can see in the photographs on pages 2 and 3 of this report, we developed new prototypes for both our Wild Oats natural grocer format stores and our Henry's Marketplace farmers market stores. We have substantially improved upon our existing stores while maintaining the unique community and farmers market experience customers have come to expect from us. The changes we made revolved around merchandising, layout and delivering an unparalleled shopping experience for our customers.

"At our Hinsdale store recently, we received a load of grapes that were on sale that were not up to our standards, so Anton Herbst, our Assistant Produce Manager, did not stock them. A gentleman who was specifically looking for the seedless grapes refused Anton's offer to substitute a similar, more expensive grape for the same price. The gentleman specifically wanted those grapes, so Anton went through all of the grapes in the back and put together two attractive, quality bunches for the customer and told him they were on the house for the inconvenience. The customer told Anton how impressed he was and that he had just won his business. Since then, we have spotted our new customer in the store on a regular basis."

Miranda McQuillan,
Hinsdale Marketing Manager





Dear Henry's:

"I just got back from my first visit to Henry's in Yorba Linda. As a busy mother with four children, I have high standards and try to teach my children the importance of good qualities in others. And, I value customer service. I had begun to believe it no longer existed. That is until a recent visit to Henry's. Henry's is remarkable. The people were friendly, helpful, courteous and exceptional.

I will drive 10 miles to go to Henry's rather than go to a closer store. I will tell everyone I know they should shop at Henry's. The prices and the food are exceptional, the customer service is phenomenal. You have a huge fan in me."

Thank you,

From a loyal shopper

In April 2002, we opened our first new Wild Oats Natural Marketplace in Long Beach, California. This store continues to exceed our expectations with sales per gross square foot, on average, of $100 more than the company average. Our first new Henry's Marketplace store was introduced to Costa Mesa, California in late February 2003. At the writing of this letter it is too soon to offer a sales run rate for this location, but the grand opening was an incredible success and early results indicate that this store will be among the top performers in our farmers market division.

Our farmers market stores continue to perform at levels that exceed our expectations. Our customers appreciate the open, authentic farmers market ambiance of these stores, their abundance of farm-fresh produce, and their value-driven prices for high-quality grocery, dairy, deli and vitamins and supplements. I would be remiss if I didn't commend



our farmers market stores' management and staff for their outstanding execution and commitment to customer service. As a result of this success, a significant focus of our new store development plans will be for farmers market stores.

To fund our growth, we raised nearly $50 million in equity capital in September 2002. This money will be used to open up to 10 new stores in 2003, 20 in 2004 and 25 in 2005. We continue to identify sites for new stores and, at the writing of this letter, had 18 leases or letters of intent signed for locations to fill our real estate pipeline. We expect our total square footage to grow to at least 3.38 million square feet by the end of 2005 (please refer to chart, page 9). We will also use a portion of the equity capital raised to remodel and re-set our existing stores so that we can offer our customers a more consistent experience across our store base. In 2003 we will remodel and/or re-set up to 25 of our existing stores.

IMPROVING THE WILD OATS EXPERIENCE

The primary focus in our stores is to instill a customer service mindset among our employees. In addition to product knowledge and customer service training programs introduced in 2002, we've upgraded our store management and have implemented specific training programs to improve the leadership in our stores. In 2003 we will implement plans to further energize our stores and our staff with exciting programs focused on customer service.

As a result of centralized purchasing, merchandising and marketing functions, our store managers now have more time to be on the sales floor serving our customers. We have also implemented a comprehensive operations performance evaluation process to monitor and ensure store operating and customer service standards are maintained. This process, along with the outstanding commitment and dedication of our store staff, helps to ensure we continue to deliver a unique shopping experience to our customers.

Our single largest investment in 2002 was to upgrade our information technology (IT) systems. Our efforts in this area are designed to improve store productivity and streamline processes for greater efficiency. We will continue to invest in information systems to ensure that we have a strong infrastructure for growth and so that we can continue to be competitive in the fast-growing market for organic and natural foods.



A RETURN TO PROFITABILITY

Our final pillar of growth is to improve profitability through centralized purchasing, better category management, IT system upgrades and improved store standards. Primarily through margin improvement and a reduction in direct store expenses, we returned Wild Oats to profitability in the first quarter of 2002 – a quarter earlier than anticipated.

In 2002 we generated net income of $6.9 million, or $0.26 per diluted share, compared with a net loss of $43.9 million, or ($1.80) per diluted share, in 2001 (please refer to chart, page 1). Greater financial and operational discipline, a new category management structure, a reduction in direct store expenses and subsequent increase in store contribution margins fueled the margin improvement in 2002.

Gradual, continued margin improvement is expected in 2003 as a result of the company's SKU rationalization program, which removed slow-moving items by reducing the number of SKUs in our stores in the fourth quarter of 2002. This was done in conjunction with our transition to a new primary distributor, Tree of Life. Implementing both of these initiatives simultaneously was a major undertaking. As a result, our stores experienced a significant amount of disruption late in the third quarter and throughout the fourth quarter of 2002. This disruption was a contributing factor to our reduced levels of customer traffic and sales in the fourth quarter. We have plans to reinvigorate customer interest in our stores now that these initiatives are behind us.

OUTLOOK FOR GROWTH

We will continue to focus on growth in 2003 and beyond. The natural and organic products market reached $34.1 billion in 2001 and is growing at a compounded annual rate of 8.4% (please refer to chart, this page). Additionally, organic products, which make up a large percentage of our product offering, have been growing at an annual rate of 20% for the last 10 years.

Sales Growth in the Natural Products Industry ($ billions)

Source: The Natural Foods Merchandiser


$14.8
$25.4
$28.2
$32.1
$34.1
1997
1998
1999
2000
2001

To be at the leading edge of this industry growth, the goals we have set for Wild Oats Markets include: opening 45 to 55 new stores between 2003 and 2005; achieving comparable store sales growth in the mid-single digit range; and growing our earnings per share to be more than three times what it was in 2002 by the end of 2005. Through this growth, we vow to stay true to our roots and to the foundation of community and sustainability upon which Wild Oats Markets was built.

To your good health,

Perry D. Odak, President and Chief Executive Officer
On behalf of the entire Wild Oats Markets, Inc. team
March 28, 2003

"I would like to recognize an outstanding employee from the Baseline store: Sally at the juice bar provided me with exemplary customer service. Due to a communication error, the party platters I ordered were not quite ready when I needed them. Sally promptly corrected the problem and made the trays better than necessary. Expect my continuing patronage! The actions of this employee sustain Wild Oats' ongoing commitment to supporting our local community."

Carol M. Bollinger



2002 financial highlights

STATEMENT OF OPERATIONS DATA

($ thousands, except per share data)

For the years ended	12/28/02	12/29/01	12/30/00
Net sales	$919,130	$893,179	$838,131
Gross Profit	274,268	258,548	256,151
Direct Store Expenses	198,386	208,318	187,265
Store Contribution	75,882	50,230	68,886
SG&A	55,200	53,188	36,201
Income (loss) from Operations	19,617	(59,426)	(12,670)
Net Income (loss)	6,909	(43,912)	(15,021)
Diluted net income (loss) per common share	$ 0.26	$ (1.80)	$ (0.65)
Weighted average number of common shares outstanding	27,082	24,424	23,090

BALANCE SHEET DATA

($ thousands, except per share data)

	12/28/02	12/29/01	12/30/00
Working Capital (deficit)	$ (27,550)	$ (26,490)	$ (16,102)
Total Assets	323,585	353,426	372,632
Long-term debt and capital leases	43,075	112,291	116,839
Stockholders' equity	166,902	107,015	151,564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 28, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-21577

WILD OATS MARKETS, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-1100630
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification Number)*

3375 Mitchell Lane
Boulder, Colorado 80301
(Address of principal executive offices, including zip code)

(303) 440-5220
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes (X) No ()

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ( )

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2):
Yes (X) No ()

As of June 28, 2002, the aggregate market value of the voting common stock held by non-affiliates (as defined by the regulations of the Securities and Exchange Commission) of the Registrant was $16.10, based upon the closing sale price of such stock on such date as reported on the NASDAQ National Market.

As of March 3, 2003, the total number of shares outstanding of the Registrant's common stock, $.001 par value, was 29,705,475 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on May 5, 2003, have been incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I.

Item 1.

BUSINESS

Introduction

Wild Oats Markets, Inc. ("Wild Oats") is one of the largest natural foods supermarket chains in North America. As of March 3, 2003, we operated 102 natural foods stores in 25 states and British Columbia, Canada under several names, including:

- Wild Oats Natural Marketplace (nationwide)
- Henry's Marketplace (San Diego and Orange County, CA)
- Nature's – A Wild Oats Market (metropolitan Portland, OR)
- Sun Harvest Farms (Texas)
- Capers Community Market (British Columbia, Canada)

We are dedicated to providing a broad selection of high-quality natural, organic and gourmet foods, environmentally friendly household products and complete line of natural vitamins, supplements, herbal and homeopathic remedies and body care products at competitive prices, in an inviting and educational store environment that emphasizes customer service. Our stores feature natural alternatives for virtually every product category found in conventional supermarkets. Wild Oats provides its customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores, with a differentiated concept that appeals to a broader, more mainstream customer base than the traditional natural foods store. Our comprehensive selection of natural and organic products appeals to health-conscious shoppers while we also offer virtually every product category found in a conventional supermarket, including grocery, produce, meat, poultry, seafood, dairy, frozen, food service, bakery, vitamins and supplements, health and body care and household items. Our unique positioning, coupled with industry data that states that the natural products industry comprises less than 5% of the total grocery industry, offers significant potential for us to continue to expand our customer base.

Wild Oats' sales grew from $893.2 million during fiscal 2001 to $919.1 million in 2002, an increase of 2.9%, even though we closed nine underperforming stores in 2002. Our improvements in sales, despite a significant decrease in overall store count, resulted largely from improvements in marketing, including the completion of the rollout of our national flyer program, in merchandising and operations improvements in our stores, as well as the opening of our first prototype Wild Oats Natural Marketplace store in Long Beach, California.

We added 1, 4, 13, 25 and 16 new and acquired stores to our store base in fiscal years 2002, 2001, 2000, 1999 and 1998, respectively. We also added 24 stores to our store base in 1999 through the completion of two pooling-of-interest transactions. As a result of our aggressive growth over the last five years, we have increased our penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. We believe our growth has resulted in operating efficiencies created by:

- warehousing, distribution and administrative economies of scale
- improved volume purchasing discounts
- coordinated merchandising and marketing strategies

At the end of fiscal 2002, we had 99 stores located in 23 states and Canada, as compared to 107 stores in 23 states and Canada as of the end of fiscal 2001. A summary of store openings, acquisitions, closures and sales is as follows:

	TOTAL STORE COUNT		
	Fiscal Year Ending		Period Ending March 1, 2003
	2001	2002	
Store count at beginning of period	106	107	99
Stores opened	4	1	3
Stores closed	(1)	(5)	
Stores sold	(2)	(4)	
Store count at end of period	107	99	102

As part of the strategic repositioning announced by the Company in the second and fourth quarters of fiscal 2000, the Company identified 22 natural foods stores for closure or sale due to weak performance. In fiscal 2000, we closed ten and sold three of those identified stores. In the second quarter of fiscal 2001, as part of additional evaluation of the Company's operations by new management, we identified an additional three stores for closure in fiscal 2001; in the fourth quarter of fiscal 2001, we extended our evaluation and identified an additional three stores for closure in fiscal 2001 and fiscal 2002. In fiscal 2002, we identified an additional six stores for closure or sale, including two small vitamin stores. In fiscal 2002, the Company closed five of the identified stores, terminated its lease-related obligations as to one of the closed locations and sold four of the identified stores, including one small vitamin store. Two of the stores were sold in related transactions. Due to a change in estimates related to changes in facts and circumstances during the fourth quarter of fiscal 2001, we decided to continue to operate four stores previously identified for closure or sale. As of March 1, 2003, 20 of the 22 stores identified in fiscal 2000 for closure or sale have been closed or sold and the remaining two stores have been removed from our closure or sale list due to changes in facts and circumstances. Of those stores identified in fiscal 2001, four have been closed or abandoned and the remaining two stores have been removed from our closure or sale list due to changes in facts and circumstances. Of those stores identified in fiscal 2002, three have been sold or closed, and three remain to be closed or sold. A summary of restructuring activity by store count is as follows:

	RESTRUCTURING STORE COUNT			
	Fiscal Year Ending			Period Ending March 1, 2003
	2000	2001	2002	
Stores remaining at commencement of period		9	6	3
Stores identified in fiscal 2000 for closure or sale	22			
Stores identified in fiscal 2001 for closure or sale		6		
Stores identified in fiscal 2002 for closure or sale			6	
Identified stores closed or abandoned	(10)	(3)	(5)	
Identified stores sold	(3)	(2)	(4)	
Reversal of stores identified for closure or sale		(4)		
Identified stores remaining at period end	9	6	3	3

Total store count, as well as the number of stores identified for closure or sale and stores closed or sold, include two small vitamin stores previously operated by us in El Paso, Texas.

Natural products industry

Retail sales of natural products have grown from $7.6 billion in 1994 to $16.24 billion in fiscal 2001, an 11.45% compound annual growth rate, and total sales of natural products (including over the internet, by practitioners, by multi-level marketers and through mail order) reached $34.0 billion in fiscal 2001 (*Natural Foods Merchandiser, June 2002).* Sales growth in the traditional grocery industry has remained relatively flat over the same period. We believe that this growth reflects a broadening of the natural products consumer base, which is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety and greater environmental awareness. While natural products generally have higher costs of production and correspondingly higher retail prices, we believe that more of the population now attributes added value to high-quality natural products and is willing to pay a premium for such products, although overall industry growth may slow slightly due to the softening economy. The increase in the availability of natural products in conventional supermarkets, whose sales of natural products increased by 5.5% in fiscal 2001, demonstrates the increase in consumer acceptance of natural products. Despite the increase in natural foods sales within conventional supermarkets, we believe that conventional supermarkets still lack the total shopping experience that natural foods stores offer. Many natural foods stores develop a more personal relationship with increased interaction between store staff and customers than that of conventional supermarkets. Conventional supermarkets may also have less appeal for natural foods shoppers because they are largely dependent on commercial brand names, resulting in a more limited selection of natural products from which to choose. In addition, conventional supermarkets may not be able to match our pricing in many categories because of the greater volume purchase discounts we receive on natural products. As a result, while conventional supermarkets may carry a limited selection of natural foods products, they do not duplicate the inventory of our natural foods stores, which carry a more comprehensive selection of natural products sourced from a large number of independent vendors.

Operating strategy

Our objective is to become the grocery store of choice both for natural foods shoppers and quality-conscious consumers in each of our markets by emphasizing the following key elements of our operating strategy:

Destination format. Our stores are one-stop, full-service supermarkets for customers seeking high-quality natural and gourmet foods and related products. In most of our stores, we offer between 12,000 and 35,000 stock-keeping units of natural foods products in virtually every product category found in a conventional supermarket. Our stores carry a much broader selection of natural and gourmet foods and related products than those offered by typical independent natural foods stores or conventional supermarkets.

High-quality, unique products. We seek to offer the highest quality products throughout our merchandise categories and emphasize unique products and brands not typically found in conventional supermarkets. Each of our stores tailors its product mix to meet the preference of its local market, and where cost of goods and distribution logistics allow, sourcing produce from local organic growers. We also operate regional commissary kitchens and bakeries that provide our stores with fresh bakery items and a unique assortment of prepared foods for the quality- and health-conscious consumer.

Educational and entertaining store environment. Each store strives to create a fun, friendly and educational environment that makes grocery shopping enjoyable, encouraging shoppers to spend more time in the store and to purchase new products. In order to enhance our customers' understanding of natural foods and how to prepare them, we train our store staff to educate customers as to the benefits and quality of our products and prominently feature educational brochures, newsletters and in-store demonstrations, as well as an in-store consumer information department. In 2003 we will be implementing a new "active sampling" program to emphasize certain perishable products in our stores and to encourage customers to try new products. In addition, many stores offer café seating areas, espresso and fresh juice bars and in-store massage therapists, all of which emphasize the comfortable, relaxed nature of the shopping experience. We believe our knowledgeable store staff and high ratio of store staff to customers results in significantly higher levels of customer service than in a conventional supermarket.

Extensive community involvement. We seek to engender customer loyalty by demonstrating our high degree of commitment to the local communities in which we operate. Each store makes significant monetary and in-kind contributions to local not-for-profit organizations through programs such as "5% Days," where a store may, once each calendar quarter, donate 5% of its net sales from one day to a local not-for-profit group, and a "Charity Work Benefit" where we pay employees for time spent working for local charities. In 2002, we added a new charitable option for customers called eScrip®, which administers a wholly electronic charitable giving program. Under the eScrip program, Wild Oats will donate a sliding percentage of the customer's purchases to a customer's selected charity when the customer uses a credit card registered with eScrip to purchase at Wild Oats.

Multiple store formats. We operate two store formats: natural foods supermarkets, which emphasize natural and organic products and high-quality service; and farmers market stores, which emphasize fresh produce, natural living products and price value. Our two store formats enable us to customize our stores to specific site characteristics and to meet the unique needs of a variety of markets. We believe that this multiple store format strategy allows us to operate successfully in a diverse set of markets, enabling us to reach a broader customer base and to increase our market penetration.

Competitive pricing. We seek to offer products at prices that are competitive with those of other natural foods stores and conventional markets. In fiscal 2001 and throughout fiscal 2002, we introduced a new merchandising and marketing program in our natural foods supermarket format stores, and as part of such program reduced everyday prices on up to 2,500 items per store and implemented a weekly flyer program, with an expanded selection of sale items and emphasis on our perishable departments (meat/seafood, produce, prepared foods and dairy). We believe these pricing programs broaden our consumer appeal and encourage our customers to fill more of their shopping needs at our stores.

Motivated staff. We have developed a unique culture by encouraging active participation and communication among all staff members, advocating store-level participation in a variety of marketing, merchandising and operating decisions and rewarding staff based upon the achievement of targeted store-level sales, profitability and other financial performance criteria. In addition, we seek to hire individuals dedicated to the concept of natural foods and a healthy lifestyle. We believe that these practices translate into a satisfied and motivated staff and a high level of customer service.

Growth strategy

Our growth strategy is to increase total year-over-year comparable store sales growth, sales and income through:

- improved guest service and store execution
- opening of new stores
- increased consumer awareness of Wild Oats

We intend to continue our expansion strategy by increasing penetration in existing markets and expanding into new regions that we believe are currently underserved by natural foods retailers. While we believe that most of our store expansion will result from new store openings, we may continue to evaluate acquisition opportunities in both existing and new markets.

We currently have leases and letters of intent signed for 18 new stores to be opened or relocated in the remainder of fiscal 2003 or fiscal 2004. The proposed sites are in metropolitan Los Angeles (six) and Palm Springs, California; Denver and Colorado Springs, Colorado; Indianapolis, Indiana; Lexington, Kentucky; Omaha, Nebraska; Cincinnati, Ohio; metropolitan Nashville, Tennessee; and metropolitan Salt Lake City, Utah (three).

Changes in store base. In fiscal 2002, we opened one new store in Long Beach, California. We closed three underperforming natural foods stores in Boca Raton, Florida; Chesterfield, Missouri; and Cleveland, Ohio; we closed one store in Serra Mesa, California when the lease expired, and we negotiated the early termination of the lease for one small vitamin store in El Paso, Texas. We sold four stores: two in Berkeley and Sunnyvale, California to the purchaser of two other northern California stores in 2001; one in Victoria, British Columbia, Canada; and one small vitamin store in El Paso, Texas. In fiscal 2001, we opened four new stores, closed one underperforming natural foods stores and sold two stores in related transactions.

In fiscal 2001, we stopped construction on several stores then in design, in order to incorporate consumer research and feedback into a prototype design for our natural foods supermarket format stores. The new prototype, unveiled in our new store in Long Beach, California in April of 2002, features an expanded produce department; a relocated natural living department with lower shelving, softer flooring and reading areas to encourage customers to take advantage of the health and nutrition literature available; liquid and dry bulk goods in the same merchandising area; an expanded deli area redesigned to focus the staffs' attention on the customer, even when working on food preparation; and a warm and inviting new décor.

Year-over-year comparable store sales growth. Comparable store sales (sales of a store we deemed comparable commencing in the 13th full month of operations) increased 5.2% in fiscal 2002, as compared to a 4.0% increase for fiscal 2001, primarily due to operational improvements and the completion of the implementation of our comprehensive marketing program for our natural foods supermarket format stores. We also have remerchandised a significant number of our natural foods supermarket format stores to emphasize perishables and reset certain product categories according to item movement. We made a commitment in fiscal 2001 to improve customer service through aggressive training programs for new and existing employees, rolled out several new programs in fiscal 2002, and will continue and expand this commitment in fiscal 2003 and beyond.

In fiscal 2003, we will continue to refine our merchandising and marketing programs to reach a broader group of potential customers, to strengthen our awareness amongst our communities as a place to shop for natural, organic and gourmet/specialty foods, to build charitable giving programs that are meaningful to our communities and to bring excitement and entertainment into our stores. These programs will include an expansion of our "grass roots" marketing programs, targeting direct mail, active sampling programs and other initiatives currently being prepared for implementation.

Products

We offer our customers a broad selection of unique, high-quality products that are natural alternatives to those found in conventional supermarkets. We generally do not offer well-known national conventional brands and focus instead on a comprehensive selection of natural branded products within each category. Although the core merchandise assortment is similar at each of our stores, individual stores adapt the product mix to reflect local and regional preferences. Our stores source produce from local organic growers whenever possible and typically offer a variety of local products unique to the region. In addition, in certain markets, our stores may offer more food service, gourmet and ethnic items, as well as feature more value-added services such as gift baskets, catering and home delivery, while in other markets, a store may focus more on bulk foods, produce and staple grocery items. We regularly introduce new high-quality and locally-grown products in our merchandise selection to minimize overlap with products carried by conventional supermarkets. In fiscal 2003, we plan to add up to 1,500 new stock-keeping units, or "SKUs," of natural, organic and gourmet products in each of our stores.

In fiscal 2002, we completed an SKU rationalization program pursuant to which we phased out a large number of SKUs of slower-moving products from our stores to make room for new items and faster moving products. We attribute a certain amount of the decrease in customer traffic experienced in the fourth quarter of fiscal 2002 to the disruptions caused by out-of-stocks of products created by the SKU rationalization program as well as disruptions resulting from the Company's switch to Tree of Life, Inc. as its new primary distributor.

We intend to continue to expand and enhance our prepared foods, value-added items (such as marinated or stuffed meats and seafood) and in-store café environment. We believe that consumers are increasingly seeking convenient, healthy, "ready-to-eat" meals and that by increasing our commitment to this category we can provide an added service to our customers, broaden our customer base and further differentiate us from conventional supermarkets and traditional natural foods stores.

Quality standards. Our objective is to offer products that meet the following standards:

- free of preservatives, artificial colors, chemical additives and added hormones
- organically grown, whenever possible
- minimally processed
- not tested on animals

We continually evaluate new products, quality issues and controversial ingredients. Before new product can be placed on our approved product list for purchase by the stores, our standards committee reviews each new product for compliance with the following, amongst other criteria:

- rBGH (recombinant bovine growth hormone) free
- GMO ("genetically modified organism") free
- cruelty-free

Private label. The natural foods industry is highly fragmented and characterized by many small independent vendors. As a result, we believe that our customers do not have strong loyalty to particular brands of natural foods products. In contrast to conventional supermarkets whose private label products are intended to be low-cost alternatives to name-brand products, we developed our "Wild Oats®" private label program in order to build brand loyalty to specific products based on our relationship with our customers and our reputation as a natural foods authority. Through this program, we have successfully introduced a number of high-quality, unique private label products, such as cereals, breads, salad dressings, vitamins, chips, salsa, pretzels, cookies, juices, pasta, pasta sauces, oils, frozen products such as pizza and veggie burgers, and pet foods. In fiscal 2000, we introduced a new line of "Wild Oats®" imported and organic goods. In fiscal 2001, we expanded this private label line with the introduction of baking mixes, imported peppers, capers, pickles and cherries, canned tomatoes, preserves, tuna, cookies and teas. In fiscal 2003, we intend to roll out a new private label strategy that will include a new brand name and look for our private label products. We intend to continue to eliminate slow-moving private label product and to expand our private label product offerings on a selected basis.

Pricing. In general, natural and gourmet foods and related products have higher costs of production and correspondingly higher retail prices than conventional grocery items. Our pricing strategy has been to maintain prices that are at or below those of our natural foods competitors while educating our customers about the higher quality and added value of our products to differentiate them from conventional products. As part of the merchandising and marketing programs introduced in fiscal 2001, we reduced prices on a large number of products throughout participating stores. After analysis of results from those stores implementing our merchandising and marketing program in fiscal 2001, and additional customer research, we determined that some pricing reductions on certain items were overly aggressive, resulting in greater margin erosion without corresponding customer recognition and item movement, and we implemented a modest price increase on selected products. Like most conventional supermarkets, we regularly feature dozens of sale items, and we implemented a weekly flyer program featuring a broad selection of sale items from all departments. Our flyers feature strong sale pricing on selected perishable products, as well as advertised sales on a broad selection of grocery, frozen foods, vitamins, supplements and body care products. In-store unadvertised "Wild Buys" add variety and encourage frequent shopping trips by our customers. Sale items are promoted through a variety of media, including direct mail, newspapers and in-store flyers. We regularly monitor the prices at natural foods and conventional supermarket competitors to ensure our prices remain competitive.

Company culture and store operations

Company culture. Our culture is embodied in our mission statement:

> "Wild Oats was founded on the vision of enhancing the lives of our customers and our people with products and education that support health and well-being.
>
> Wild Oats is committed to providing the highest quality, fresh and natural food, and health and wellness products in vibrant stores with people who are friendly, eager and ready to educate.
>
> At Wild Oats, we sell food that remembers its roots." ™

Our values of service, integrity, quality, giving back to our communities, increasing value for our stakeholders (which include our stockholders, our employees and our communities) and accountability were adopted to support our mission statement. As part of our values, we believe that knowledgeable, satisfied and motivated staff members have a positive impact on store performance and overall profitability. In fiscal 2001, we implemented aggressive new training programs, with an emphasis on customer service, for all new employees. In fiscal 2002, we implemented product knowledge training programs for certain departments to ensure that staff receive consistent training on issues affecting the products they sell. We will continue to focus on customer service in the coming years, with training for existing staff as well as new employees.

Management and employees. Our stores are organized into geographic regions, each of which has a regional director who is responsible for the store operations within his or her region and who reports to our senior management. The regional directors are responsible for, and frequently visit, their cluster of stores to monitor financial performance and ensure adherence to our operating standards. We maintain a staff of corporate level department specialists including natural living, food service, produce and floral, meat/poultry/seafood and grocery merchandising directors who manage centralized buying programs and formulate store-level merchandising, pricing and staff training to ensure company-wide adherence to product standards and store concept.

Staff members at the store and regional levels participate in incentive plans that tie compensation awards to the achievement of specified store-level or region-wide sales, profitability and other performance criteria. We also seek to foster enthusiasm and dedication in our staff members through comprehensive benefits packages, including health and disability insurance, an employee stock purchase plan and an employer-matching 401(k) plan.

Purchasing and distribution

We have centralized merchandising departments for each major product category. These departments set product standards, approve products and negotiate volume purchase discount arrangements with distributors and vendors. The wholesale segment of the natural foods industry provides a large and growing array of product choices across the full range of grocery product categories. On June 14, 2002, we entered into a new primary distribution agreement with Tree of Life, Inc. ("Tree of Life") as distributor. The distribution arrangement commenced effective September 1, 2002, the date upon which our existing primary distribution contract with United Natural Foods, Inc. expired. The new agreement has no specified term, although either party can terminate the agreement after three years upon 120 days' prior written notice to the other party. Either party also may terminate the agreement for defaults by the other party of certain provisions of the agreement. Under the terms of the new agreement, we are obligated to purchase 90% of our total cost of goods from specified categories of goods for sale in our U.S. stores from Tree of Life, except in certain defined circumstances when such percentage-purchasing obligation is excused. We believe Tree of Life has sufficient warehouse capacity and distribution technology to service our existing stores' distribution needs for natural foods and products as well as the needs of new stores in the future. We received, as part of the new agreement, a transition fee to offset the transition costs incurred during the transition of our primary distribution relationship to Tree of Life. These costs include, but are not limited to, the cost of retagging store shelves, modification of product inventory, disposal of discontinued products, resetting of products on store shelves and training of store personnel in new procedures, and legal and consulting expenses. A portion of the transition support fee received was used in each of the second, third and fourth quarters to defray transition expenses incurred. As part of the agreement with Tree of Life, we prepared an approved product list from which our stores may order. We also took this opportunity to eliminate from our approved products list certain slow-moving products and products that do not meet our quality and product standards.

In fiscal 1999, we entered into a supply agreement with Nutricia (formerly GNP), under which Nutricia manufactured for us certain private label vitamins and supplements. We terminated the agreement in fiscal 2002 and negotiated a buyout of all remaining inventory. We have no supply contracts with the majority of our smaller vendors, who could discontinue selling to us at any time. Although we believe that we could develop alternative sources of supply, any such termination may create a short-term disruption in store-level merchandise selection.

Most products are delivered directly to our stores by vendors and distributors. We currently operate three warehouse facilities in Los Angeles and San Diego, California and San Antonio, Texas, which receive and distribute purchases of produce and grocery items that cannot currently be delivered cost effectively directly to the stores by outside vendors. We maintain a small fleet of local delivery vans. As we enter new markets, we will evaluate the need for additional warehouse and distribution facilities.

We operate commissary kitchens in Phoenix, Arizona; Denver, Colorado; Portland, Oregon and Vancouver, British Columbia, Canada, as well as a bakery in San Diego, California. These facilities produce deli food, take-out food, bakery products and certain private label items for sale in our stores. Each kitchen can make deliveries to stores within a hundred-mile radius of the facility. We will evaluate the need for new commissary kitchens as we expand into new markets.

Marketing

We recognize the importance of building brand awareness within our trade areas and advertise in traditional media outlets such as radio, newspapers, outdoor and direct mail to gain new customer trial and repeat business. As part of our marketing strategy, we have increased our use of direct mail and newspaper inserts to increase our market exposure to a broader base of customers. Our farmers market format stores primarily use flyers and "weekly specials" advertising to generate consumer interest and increase customer traffic. In fiscal 2001, we introduced eight-page weekly flyers for a select group of our natural foods supermarket format stores, with a significant number of weekly specials and an expanded flyer distribution. In fiscal 2002, this program was introduced in the majority of our natural foods supermarket format stores. We are formulating additional marketing strategies for fiscal 2003, and may modify the flyer program as other marketing strategies are implemented.

We also focus on in-store consumer education through the use of a variety of media, including in-store flyers, informational brochures and signage that promote the depth of our merchandise selection, benefits of natural products and competitive prices. When we first enter a new market, we execute an intense marketing and public relations campaign to build awareness of our new store and its selection of natural products. After the initial campaign, this advertising is supplemented by the marketing strategies described above. Our public relations department promotes the Company and its achievements, manages a consistent flow of internal and external communications and assists in educating consumers about our position on issues of importance, such as genetically modified foods and the use of antibiotics in livestock production. This group also plans and implements media coverage and community events as part of our grand opening celebrations at our new stores.

Our advertising costs prior to the implementation of the expanded marketing program historically were 1.5% of sales. Advertising costs for stores on the expanded marketing program on average have increased to 2.0% of sales. We offset a certain amount of such costs through a promotional program with our vendors, which allows for different degrees of promotional participation in our weekly flyers.

Management information systems

Our management information systems have been designed to provide detailed store-level financial data, including sales, gross margin, payroll and store contribution, to regional directors and store directors and to our headquarters on a timely basis. We determined that our ability to control costs would be increased by capital improvements in technology and software. In fiscal 2002, we implemented a number of information management initiatives intended to make us more competitive in the marketplace, including the following:

- centralized pricing for the majority of our items in all of our natural foods supermarket format stores and item movement tracking in all of our stores (exclusive of our Canadian stores). The farmers market format stores host their own pricing structure, although we currently are examining hosting all pricing for all stores centrally;
- a data warehouse that allows us to perform rapid analyses of disparate data relating to financial performance, item movement, comparable store sales results, customer traffic and other data generated by our operations;
- a promotion management system that links our item information database to our marketing and merchandising systems to facilitate the approval and creation of marketing and merchandising flyers. This enables us to create our flyers more quickly by minimizing printing modifications from flyer to flyer, and increases the accuracy of graphic and text descriptions of items. This program allows us to map and manage shelf space from store to store to ensure consistency of item placement and track item movement to allow us to determine appropriate shelf inventory of various SKUs of product;
- in-store signage and shelf tag printing controlled by our home office departments;
- scale hosting to standardize pricing by weight, product descriptions, cooking instructions and other printed material on weighed items; and
- a front end auditing program that tracks cashier activity and identify anomalies in cash handling, enables us to identify cashier training issues and improper cash handling procedures.

In fiscal 2003, we commenced implementation of a back door replenishment program, a structured and integrated technology-based process for product ordering, vendor electronic data interchange, vendor replenishment and store back door receiving and accounting. The back door replenishment program will improve verification of the accuracy of deliveries and increase the efficiency of our warehouse and in-store receiving departments. We expect to receive the benefits of complete implementation of this program in the natural foods supermarket format stores in the third quarter of fiscal 2004. In fiscal

2003, we intend to commence implementation of an improved labor scheduling program that should increase the accuracy of our labor needs forecast.

Competition

Our competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. While certain conventional supermarkets, smaller traditional natural foods stores and small specialty stores do not offer as complete a range of products as we do, they compete with us in one or more product categories. In recent years, several of the larger conventional grocers have added or expanded specialty sections in their stores devoted specifically to natural and organic foods and body care products, and have expanded their offerings of vitamins and supplements. Some feature a "store-within-a-store" concept where the fixtures, lighting and flooring in the natural foods and products section are modified to provide a different, more upscale ambiance, such as that provided in our stores. We believe that these specialty sections do not offer the customer service, product selection and depth of product knowledge that we offer in our stores.

A number of other natural foods supermarkets offer a range of natural foods products similar to those offered in our stores. We believe that the principal competitive factors in the natural foods industry include customer service, quality and variety of selection, store location and convenience, price and store atmosphere. We believe that our primary natural foods competitor is Whole Foods Market, Inc., a company based in Texas, with whom we currently compete directly in California, Colorado, Florida, Illinois, Massachusetts, New Mexico and Texas (a total of 70% of our current markets). We believe our natural foods supermarket concept is differentiated from Whole Foods through our higher product standards and more competitive pricing. Our physical stores are smaller in size, and less expensive to build, which gives us access to markets that may not have the diversity believed necessary to support large box stores. We do not believe we have any true competitors for our farmers market format stores.

Employees

As of March 3, 2003, we employed approximately 6,557 full-time individuals and 1,554 part-time individuals. Approximately 7,721 of our employees are engaged at the store-level and 390 are devoted to regional administrative and corporate activities. We believe that we maintain a good relationship with our employees. We anticipate that in the future one or more of our stores may be the subject of attempted organizational campaigns by labor unions representing grocery industry workers, and that from time to time certain of our stores may be picketed by local labor unions relating to area wage and benefit standards. Four of our stores (including two Henry's stores in metropolitan San Diego, California) are currently being picketed relating to area standards.

In fiscal 2002, we modified certain features of our benefits plans and introduced additional plans to provide our employees with a broad range of competitive benefits. All of our store employees also participate in an incentive program that provides periodic payments based on achieving certain store-level performance targets and operations standards.

Available Information

Our internet website is http://www.wildoats.com, where we make available, free of charge on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. These reports are also maintained by the SEC on their website at http://www.SEC.gov. Additionally, the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Item 2.

PROPERTIES

We currently lease approximately 54,000 square feet for our corporate headquarters in Boulder, Colorado. The lease has three and one-half years remaining on the term, with one three-year renewal option.

We lease all of our currently operating stores. We currently have letters of intent or leases signed for 18 sites projected to be opened in the remainder of fiscal 2003 and fiscal 2004, including seven farmers market format store sites in southern California, and eleven natural foods supermarket format store sites in Colorado, Indiana, Kentucky, Nebraska, Ohio, Tennessee and Utah. Our leases typically provide for a 10- to 15-year base term and generally have several renewal periods. The rental payments are generally fixed base rates, although many of our older leases called for payment of minimum base rent with additional rent calculated on a percentage of sales over a certain break point. All of the leases are accounted for as operating leases. The majority of leases signed in fiscal 2002, fiscal 2003 and beyond is or will be negotiated on a turnkey basis, which substantially reduces our capital expenditures, with modest increases in long-term rent.

Store locations

The following map and store list show, as of March 3, 2003, the natural foods grocery stores that Wild Oats operates in each state and Canadian province and the cities in which our stores are located:



Arizona
Phoenix (2)
Scottsdale
Tucson (3)

Arkansas
Little Rock

California
Costa Mesa
Escondido
Hemet
Irvine
Laguna Beach
Laguna Niguel
Long Beach
Los Angeles
Pasadena
San Diego (11)
Santa Monica (2)
Yorba Linda

Colorado
Boulder (3)
Colorado Springs
Denver (7)
Fort Collins

Connecticut
West Hartford
Westport

Florida
Fort Lauderdale
Melbourne
Miami
Miami Beach
West Palm Beach

Illinois
Evanston
Hinsdale

Indiana
Indianapolis

Kansas
Kansas City (2)

Kentucky
Louisville

Massachusetts
Boston (3)

Maine
Portland

Missouri
Kansas City
St. Louis

Nebraska
Omaha

Nevada
Las Vegas (2)
Reno

New Jersey
Princeton

New Mexico
Albuquerque (3)
Santa Fe

New York
New York City

Ohio
Cincinnati
Cleveland
Upper Arlington

Oklahoma
Tulsa

Oregon
Bend
Eugene (2)
Portland (7)

Tennessee
Memphis
Nashville (2)

Texas
Austin (2)
Corpus Christi
El Paso
McAllen
San Antonio (3)

Utah
Salt Lake City (2)

Washington
Vancouver

British Columbia, Canada
Vancouver (2)
West Vancouver

Item 3.

LEGAL PROCEEDINGS

Wild Oats Markets Canada, Inc., as successor to Alfalfa's Canada, Inc., a Canadian subsidiary of the Company, is a defendant in Helen Fakhri and Ady Aylon, as Representative Plaintiffs v. Alfalfa's Canada, Inc., a class action suit brought in the Supreme Court, British Columbia, Canada by representative plaintiffs alleging to represent two classes of plaintiffs – those who contracted Hepatitis A allegedly through the consumption of food purchased at a Capers Community Market in the spring of 2002, and those who were inoculated against Hepatitis A as a result of news alerts by Capers and the Vancouver Health Authority. The Company intends to vigorously defend both class certification and the suit itself. The Company is not able to estimate the potential outcome of the suit at this time.

In April 2000, the Company was named as defendant in S/H –Ahwatukee, LLC and YP- Ahwatukee LLC v. Wild Oats Markets, Inc., Superior Court of Arizona, Maricopa County, by a landlord alleging Wild Oats breached a continuous operations clause arising from the closure of a Phoenix, Arizona store. The landlord dismissed the same suit, filed in 1999, without prejudice in 1999, after the Company presented a possible acceptable subtenant, but subsequently rejected the subtenant. Plaintiff claimed $1.5 million for diminution of value of the shopping center plus accelerated rent, fees and $360,000 in attorneys' fees and costs. After trial in November 2001, the judge awarded the plaintiff $326,000 in damages and $210,000 in attorneys' fees. We have appealed the judgment. Execution on the judgment is stayed pending the outcome of the appeal by the Company's payment to the Superior Court of $625,000 (an amount equal to the amount of the judgment and the parties' agreed estimate of accrued interest thereon). A hearing on the appeal has been requested and will be scheduled by the Appellate Court.

In October 2000, the Company was named as defendant in 3601 Group Inc. v. Wild Oats Northwest, Inc., Wild Oats, Inc. and Wild Oats Markets, Inc., a suit filed in Superior Court for King County, Washington, by a property owner who claims that Alfalfa's Inc., our predecessor on interest, breached a lease in 1995 related to certain property in Seattle, Washington. After trial, a jury awarded $0 in damages to the plaintiffs, and the Company was subsequently awarded $190,000 in attorneys' fees. The plaintiff filed for bankruptcy and the Company is currently pursuing our claim as a secured creditor.

In September 2002, the Company filed suit against Michael Gilliland and Elizabeth Cook, former officers and directors and greater than 5% stockholders of the Company, together with two individuals and three limited liability corporations, for a temporary restraining order and damages related to a breach of Mr. Gilliland's noncompetition covenant, contained in his 1996 employment agreement, arising from the opening of a competitive grocery store in New Mexico. The lawsuit is captioned Wild Oats Markets, Inc. v. Michael C. Gilliland, Elizabeth C. Cook, Mark R. Clapp; Patrick Gilliland, Westside Farmer's Market LLC, Westside Liquors LLC and Milagro Café LLC. Mr. Gilliland and Ms. Cook have counterclaimed, claiming that Ms. Cook was entitled to severance payments, and that both were undercompensated in the receipt of option grants. After a hearing, the court issued a temporary restraining order against Mr. Gilliland, prohibiting him from engaging in the operation of the competing grocery store. The temporary restraining order was subsequently vacated at the Company's request and the Company dropped its claims for injunctive relief as it did not believe the injunctive relief granted made any material difference in Mr. Gilliland's behavior. The Company discontinued severance payments made to Mr. Gilliland based on his material breach of his employment contract. The Company continues to pursue its suit for damages. A date for trial of the remaining claims has not been set.

The Company also is named as defendant in various actions and proceedings arising in the normal course of business. In all of these cases, the Company is denying the allegations and is vigorously defending against them and, in some cases, has filed counterclaims. Although the eventual outcome of the various lawsuits cannot be predicted, it is management's opinion that these lawsuits will not result in liabilities that would materially affect the Company's consolidated results of operations, financial position, or cash flows.

Item 4.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II.

Item 5.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the NASDAQ National Market under the symbol "OATS".

The following are the quarterly high and low sales prices for each quarter of the past two years:

	HIGH	LOW
First Quarter 2001	9.563	4.125
Second Quarter 2001	11.800	6.125
Third Quarter 2001	11.970	7.120
Fourth Quarter 2001	11.330	6.900
First Quarter 2002	10.160	7.900
Second Quarter 2002	16.250	8.600
Third Quarter 2002	14.109	8.350
Fourth Quarter 2002	12.960	8.310

As of March 3, 2003, Wild Oats' common stock was held by 627 stockholders of record. No cash dividends have been declared previously on our common stock, and we do not anticipate declaring a cash dividend in the near future. Our Second Amended and Restated Credit Agreement for our $75.0 million credit facility contains restrictions on the payment of cash dividends without lender consent for so long as amounts remain unpaid under the facility.

Item 6.

SELECTED FINANCIAL DATA

(in thousands, except per-share amounts and number of stores)

The following data for the fiscal years ended December 28, 2002, December 29, 2001, December 30, 2000, January 1, 2000; and January 2, 1999 are derived from the consolidated financial statements of the Company. The following data should be read in conjunction with the Company's consolidated financial statements, related notes thereto and other financial information included elsewhere in this report on Form 10-K.

FISCAL YEAR	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA:					
Sales	$ 919,130	$ 893,179	$ 838,131	$ 721,091	$ 530,726
Cost of goods sold and occupancy costs	644,862	634,631	581,980	499,627	369,475
Gross profit	274,268	258,548	256,151	221,464	161,251
Direct store expenses	198,386	208,318	187,265	154,069	112,093
Store contribution	75,882	50,230	68,886	67,395	49,158
Selling, general and administrative expenses	55,200	53,188	36,201	29,739	21,027
Pre-opening expenses	1,897	1,562	3,289	2,767	3,449
Restructuring and asset impairment charges	(832)	54,906	42,066	12,642	393
Income (loss) from operations	19,617	(59,426)	(12,670)	22,247	24,289
Loss on investment		228	2,060		
Interest expense, net	7,975	9,447	8,850	4,280	28
Income (loss) before income taxes	11,642	(69,101)	(23,580)	17,967	24,261
Income tax expense (benefit)	4,733	(25,189)	(8,559)	5,198	7,822
Net income (loss) before cumulative effect of change in accounting principle	6,909	(43,912)	(15,021)	12,769	16,439
Cumulative effect of change in accounting principle, net of tax (1)				281	
Net income (loss)	$ 6,909	$ (43,912)	$ (15,021)	$ 12,488	$ 16,439
Basic net income (loss) per common share	$ 0.26	$ (1.80)	$ (0.65)	$ 0.55	$ 0.73
Weighted average number of common shares outstanding	26,481	24,424	23,090	22,806	22,440
Diluted net income (loss) per common share	$ 0.26	$ (1.80)	$ (0.65)	$ 0.53	$ 0.71
Weighted average number of common shares outstanding	27,082	24,424	23,090	23,467	23,079
Number of stores at end of period	99	107	106	110	82
BALANCE SHEET DATA:					
Working capital (deficit)	$ (27,550)	$ (26,490)	$ (16,102)	$ (20,971)	$ (5,281)
Total assets	$ 323,585	$ 353,426	$ 372,632	$ 350,629	$ 217,320
Long-term debt (including capitalized leases)	$ 43,075	$ 112,291	$ 116,839	$ 80,328	$ 2,675
Stockholders' equity	$ 166,902	$ 107,015	$ 151,564	$ 165,387	$ 152,608

(1) In fiscal 1999, the Company recorded $281,000 in expenses associated with a cumulative effect of a change in accounting principle.

Item 7.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report on Form 10-K contains certain forward-looking statements regarding our future results of operations and performance. Important factors that could cause differences in results of operations include, but are not limited to, the timing and execution of new store openings, relocations, remodels, sales and closures; the timing and impact of promotional and advertising campaigns; the impact of competition; changes in product supply or suppliers; changes in management information needs; changes in customer needs and expectations; governmental and regulatory actions; general industry or business trends or events; changes in economic or business conditions in general or affecting the natural foods industry in particular; and competition for and the availability of sites for new stores and potential acquisition candidates. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations - Cautionary Statement Regarding Forward-Looking Statements."*

Overview

Marketing and Merchandising Initiatives and Operational Improvements. In fiscal 2000 and early fiscal 2001, the Company posted net losses, comparable sales and customer counts were flat to negative, and the Company had no strategy for reversing the negative trends. The Company also was in default under its $125.0 million credit facility and required additional capital to expand its store base. In March of 2001, Perry Odak was hired as our CEO and President, and throughout fiscal 2001, the majority of the Company's management was replaced with executives with extensive and successful backgrounds in retail sales, operations, merchandising, marketing and finance. This new management team recognized that we had major operational issues to correct in order to reverse the then-current negative trends, including but not limited to:

- poorly integrated acquisitions
- underperforming real estate and no growth strategy
- weak infrastructure
- huge numbers of SKUs and vendors on file
- pricing inconsistencies across the store base
- lack of operational controls
- large percentage of out-of-stocks
- ineffective marketing and merchandising strategies

In the third quarter of fiscal 2001, we began to address these issues, with the testing of an aggressive new merchandising and marketing strategy that was rolled out in the fourth quarter of fiscal 2001 and throughout fiscal 2002. In fiscal 2002, we focused on building operational controls, reducing our SKU count through a SKU rationalization program, implementing centralized buying and pricing, and creating a comprehensive and defensible real estate strategy. We also entered into a new primary distribution agreement with Tree of Life, Inc. ("TOL") and in the third and fourth quarters of fiscal 2002, switched to TOL as primary distributor for all U.S. stores. In September of 2002, we completed an equity offering that resulted in net proceeds of $48.3 million for use in expansion plans.

In the fourth quarter of fiscal 2002, we implemented centralized scale hosting to bring consistency and control to the pricing of our perishable products. We also began executing on our real estate strategy, and to the date of this report have signed leases or letters of intent for 18 new sites opening in fiscal 2003 and fiscal 2004, including eleven Wild Oats locations selected for the excellence of the projects, the position in new segments of existing markets and their defensibility from competitive attack, and seven Henry's Marketplace locations in easily accessible and highly visible locations in densely populated metropolitan Los Angeles.

Throughout fiscal 2002, we continued to focus on improving the customer experience through new product demonstration programs, staff training on customer service and product knowledge, and resetting and remerchandising a significant number of our older stores. The shift to centralized buying and pricing refocused store staff energies on customer service.

We believe all these programs contributed to overall operational improvements that increased store sales, customer count and average transaction size in fiscal 2002. The sheer magnitude of the changes we implemented in fiscal 2002, coupled with disruptions in product supply caused by our SKU rationalization program and primary distributor switch, and a continued slow economy, contributed to declines in customer counts and comparable store sales in the fourth quarter of fiscal 2002, although per customer basket size increased in the fourth quarter. Road construction adjacent to a number of our stores also contributed, in part, to a 70 basis point decline in comparable store sales.

Store format. We operate two store formats: the natural foods supermarket and farmers market formats. The natural foods supermarket format store, operated under the Wild Oats® Natural Marketplace and Nature's® - A Wild Oats Market tradenames, is generally 20,000 to 35,000 gross square feet, and the farmers market store, operated under the Henry's Marketplace® and Sun Harvest™ tradenames, is generally 15,000 to 25,000 gross square feet. Our profitability has been and will continue to be affected by the mix of natural foods supermarkets and farmers market stores opened, acquired or relocated and whether stores are being opened in markets where we have an existing presence. In fiscal 2001 and the first half of fiscal 2002, we redesigned the natural foods supermarket format store layout and design. In April 2002, we opened the first of our redesigned natural foods supermarket format stores in Long Beach, California, with subsequent new store openings using the prototype design in Portland, Maine and Louisville, Kentucky in the first quarter of fiscal 2003. We have also redesigned the prototype for our farmers market store format, and opened our first prototype store in Costa Mesa, California in the first quarter of fiscal 2003. We also plan to expand the farmers market store format as our second, parallel store format. We believe this format, which is primarily located in metropolitan San Diego, California and Texas, appeals to a more value-conscious customer. This format has historically produced higher comparable store sales results than the natural foods supermarket format stores, although margins are lower. The format also appears to perform better in the face of new competition, whether from conventional or natural foods supermarket competitors. We currently have seven signed letters of intent or leases for farmers market format stores slated to open in fiscal 2003 and fiscal 2004.

Comparable store sales results. Sales of a store are deemed to be comparable commencing in the thirteenth full month of operations for new, relocated and acquired stores. A variety of factors affect our comparable store sales results, including, among others:

- general economic conditions
- the opening of stores by us or by our competitors in markets where we have existing stores
- the relative proportion of new or relocated stores to mature stores
- the timing of advertising and promotional events
- store remodels
- store closures
- our ability to effectively execute our operating plans
- changes in consumer preferences for natural foods products
- availability of produce and other seasonal merchandise

Past increases in comparable store sales may not be indicative of future performance. The farmers market format stores, which depend heavily on produce sales, are more susceptible to sales fluctuations resulting from the availability and pricing of certain produce items. Road construction adjacent to our operating stores, as well as construction within the common areas of the shopping centers in which we operate, may also affect customer traffic and comparable store sales results.

As a result of marketing and merchandising initiatives, operational improvements, and the closure of nine weaker stores, comparable store sales chain-wide increased by 5.2% in fiscal 2002, as compared to 4.0% in fiscal 2001. Due to the disruptions already mentioned, however, comparable store sales for the fourth quarter of fiscal 2002 declined to 2.9%, as compared to 5.6% in the third quarter of fiscal 2002, 5.2% in the second quarter of fiscal 2002, 7.3% in the first quarter of fiscal 2002, 5.7% in the fourth quarter of fiscal 2001, 5.5% in the third quarter of fiscal 2001, 3.9% in the second quarter of fiscal 2001, and 1.0% in the first quarter of fiscal 2001. There can be no assurance that comparable store sales for any particular period will not decrease in the future.

Store openings, closings, sales, remodels, relocations and acquisitions. In fiscal 2002, we opened one new store in Long Beach, California. We closed three natural foods supermarket stores in Boca Raton, Florida; Chesterfield, Missouri; and Cleveland, Ohio; one farmers market store in Serra Mesa, California when the lease expired; as well as one small vitamin store in El Paso, Texas. During fiscal 2002, we sold natural foods supermarket stores in Berkeley and Sunnyvale, California (two stores) in related transactions, and Victoria, British Columbia, Canada, as well as one small vitamin store in El Paso, Texas.

At December 28, 2002, we had 99 stores located in 23 states and Canada, as compared to 107 stores in 23 states and Canada as of the end of fiscal 2001, and 106 stores in 22 states and Canada as of the end of fiscal 2000. A summary of store openings, acquisitions, closures and sales is as follows:

	TOTAL STORE COUNT		
	Fiscal Year Ending		Period Ending
	2001	2002	March 1, 2003
Store count at beginning of period	106	107	99
Stores opened	4	1	3
Stores closed	(1)	(5)	
Stores sold	(2)	(4)	
Store count at end of period	107	99	102

We currently have an inventory of 13 vacant sites comprising closed store and office locations and excess unoccupied space acquired during acquisitions or other leasing transactions, for which we have rent obligations; appropriate accruals have been made for such obligations. In fiscal 2002, we sublet, assigned or negotiated the termination of 9 excess properties from an inventory of vacant sites, the lease for one site on the inventory list expired and we added two former store sites, closed in fiscal 2002, to our inventory. We are actively seeking subtenants or assignees for the spaces, although many of the sites are difficult to sublease or assign because of unusual site characteristics, surpluses of vacant retail space in the markets in which the sites are located, or because the remaining lease terms are relatively short.

In September 2002, we concluded an offering of 4.45 million shares of our common stock for total gross proceeds of $51.2 million. In February of 2003, we completed a refinancing of $75.0 million under our existing credit facility with a group of banks led by the lead bank in our former credit facility. The proceeds from the equity offering and the funds available under the credit facility will be used to finance proposed growth of ten to 13 new stores in fiscal 2003, 15 to 20 stores in fiscal 2004 and 20 to 25 stores in fiscal 2005. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."*

As has been our practice in the past, we will continue to evaluate the profitability, strategic positioning, impact of potential competition, and sales growth potential of all of our stores on an ongoing basis. We may, from time to time, make decisions regarding closures, disposals, relocations or remodels in accordance with such evaluations.

Pre-opening expenses. Pre-opening expenses include labor, rent, advertising, utilities, supplies and certain other costs incurred prior to a store's opening. The amount per store may vary depending on whether the store is the first to be opened in a market or is part of a cluster of stores in that market. We expect our pre-opening expenses will increase to $400,000 to $500,000 per natural foods supermarket store, and $200,000 to $300,000 per farmers market store, depending on whether the store is the first in a geographic area, the date of rent commencement negotiated under the lease, and the extent of grand opening advertising and staff training activities.

Restructuring and Asset Impairment Activity. During the fourth quarter of fiscal 2002, management made certain decisions relating to our operations that changed estimates of prior restructuring and asset impairment charges and resulted in net restructuring and asset impairment income of $6,000. During the third quarter of fiscal 2002, management made certain decisions relating to our operations that changed estimates of prior restructuring and asset impairment charges and resulted in net restructuring and asset impairment income of $174,000. During the second quarter of fiscal 2002, management made certain decisions relating to our operations that changed estimates of prior restructuring and asset impairment charges and resulted in net restructuring and asset impairment expense of $0. During the first quarter of fiscal 2002, management made certain decisions relating to our operations that also changed estimates of prior restructuring and asset impairment charges and resulted in restructuring and asset impairment income of $652,000. See *"Notes to Consolidated Financial Statements – Note 13 – Restructuring and Asset Impairment Charges."*

Critical Accounting Policies and Estimates. Our discussion and analysis of the Company's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

On an ongoing basis, we evaluate the continued appropriateness of our accounting policies and resulting estimates, including those related to:

- goodwill valuation
- asset impairment charges
- restructuring charges and store closing costs
- allowance for bad debt
- inventory valuation and reserves
- self-insurance reserves
- reserves for contingencies and litigation

We believe the following critical accounting policies affect our most significant judgments and estimates used in the preparation of our consolidated financial statements:

Goodwill and Other Intangible Assets. Effective December 30, 2001, the Company implemented SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 was issued in July 2001, supersedes Accounting Principles Bulletin No. 17, *Intangible Assets*, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS No. 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and indefinite-lived intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the 40-year limitation on the amortization period of intangible assets that have finite lives.

We monitor the carrying value of our long-lived assets, including intangible assets, for potential impairment at the store level. Goodwill, previously recognized at the store level, is now recorded at the enterprise level and monitored accordingly. The Company anticipates an annual decrease in amortization of goodwill of approximately $3.0 million and a corresponding annual increase to net income of $1.8 million. The Company will test goodwill for impairment annually in the second quarter of each fiscal year or more frequently if the occurrence of an event or circumstance indicates potential impairment.

The triggering events for such evaluations include a significant decrease in the market value of an asset, acquisition and construction costs in excess of budget, or current period losses combined with a history of losses or a projection of continuing losses. See *"Notes to Consolidated Financial Statements – Note 1 – Organization and Summary of Significant Accounting Policies, Goodwill and Other Intangible Assets."* The Company records an asset impairment charge when an impairment is identified. Future adverse changes in asset market values or store operating results could result in an inability to recover the carrying value of the assets, thereby requiring an asset impairment charge in the future. See *"Notes to Consolidated Financial Statements – Note 13 – Restructuring and Asset Impairment Charges"* for an additional discussion of our policies regarding the calculation of asset impairments.

The Company plans to complete store closures or sales within a one-year period following the commitment date. Costs related to store closures and sales are reflected in the income statement as "Restructuring and Asset Impairment Charges." For stores the Company intends to sell, the Company actively markets the stores to potential buyers. Stores held for disposal are reduced to their estimated net realizable value. For stores the Company intends to close, a lease-related liability is recorded for the present value of the estimated remaining noncancelable lease payments after the anticipated closing date, net of estimated subtenant income, or for estimated lease settlement costs. In addition, the Company records a liability for costs to be incurred after the store closing which are required under leases or local ordinances for site preservation during the period before lease termination. The value of equipment and leasehold improvements related to a closed store is reduced to reflect recoverable values based on the Company's previous efforts to dispose of similar assets and current economic conditions. Severance costs incurred in connection with store closings are recorded when the employees have been identified and notified of the termination benefits to be made to the employees. Lease-related liabilities and the recoverability of assets to be disposed of are reviewed quarterly, and changes in previous estimates are reflected in operations. Significant cash payments associated with closed stores relate to ongoing payments of rent, common area maintenance, insurance charges, and real property taxes as required under continuing lease obligations.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, was issued on July 30, 2002. SFAS No. 146 will require companies to recognize costs associated with exit or disposal activities when they occur rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for the Company on January 1, 2003 and management believes it will have no material effect on the Company's historical financial results.

The Company maintains allowances for bad debt for estimated losses resulting from the inability of third parties to make required payments or ship product upon which credits are due. If the financial condition of such third parties were to deteriorate, resulting in an impairment of their ability to make payments or provide credits, additional allowances may be required.

The Company maintains allowances for excess or unsaleable inventory as a percentage of its gross inventory balance based on historical experience and assumptions about market conditions. If actual market conditions are less favorable than those projected by management, or if the Company expands its forward buying of inventory, which will increase its inventory levels, then additional inventory write-downs may be required.

The Company is self-insured for certain losses relating to workers' compensation claims and employee medical and dental benefits. The Company has purchased stop-loss coverage to limit its exposure to any significant levels of claims. Self-insured losses are accrued based upon the Company's estimates of the aggregate insured claims incurred using certain actuarial assumptions followed in the insurance industry and the Company's historical experiences. If the Company experiences an increase in claims, if actuarial assumptions are inaccurate, or if insurance industry costs increase beyond current expectations, then additional reserves may be required.

The Company maintains reserves for contingencies and litigation based on management's best estimates of potential liability in the event of a judgment against the Company, and possible settlement costs, as well as existing facts and circumstances. Future adverse changes related to current contingencies and litigation could necessitate additional reserves in the future.

During the second quarter ended June 29, 2002, the Company adopted the provisions of SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145, among other things, rescinds SFAS No. 4, which required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of related income tax effects. SFAS No. 145 is to be applied in fiscal years beginning after May 15, 2002 and encourages early application of the rescission of SFAS No. 4. During the twelve months ended December 28, 2002, and December 29, 2001, there were no gains or losses on early extinguishment of debt. In connection with the refinancing of our credit facility, the Company will incur a non-cash charge to write off the remaining unamortized debt issuance cost in the first quarter of fiscal 2003 of approximately $186,000.

Factors Impacting Results of Operations

Our results of operations have been and will continue to be affected by, among other things:

- the number, timing and mix of store openings, acquisitions, relocations, remodels or closings
- fluctuations in quarterly results of operations
- impact of merchandising and marketing initiatives on store performance
- economic conditions
- construction adjacent to operating stores
- competition
- labor issues

- loss of key management
- government regulations
- changes in and performance by suppliers, distributors and manufacturers
- unavailability of product
- aggregate results of a store fixture and equipment inventory project
- volatility in our stock price

New stores build their sales volumes and refine their merchandise selection gradually and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than more mature stores. We anticipate that the new stores opened in fiscal years 2002 and 2003 will experience operating losses for the first six to 12 months of operation, in accordance with historical trends; however, given the continued weakening of the U.S. economy, operating losses may be extended for additional periods of time.

We substantially completed the remodeling of five of our older stores in fiscal 2002, and remerchandised a number of our stores in the second, third and fourth quarters of fiscal 2002, with the goal of eliminating slower-selling products, reducing excess SKU counts in certain categories of products, and giving greater emphasis to produce, meat and seafood and grocery departments. We plan to remodel an additional 25 stores in fiscal 2003. Remodels and remerchandising typically cause short-term disruption in sales volume and related increases in certain expenses as a percentage of sales, such as payroll. We cannot predict whether sales disruptions and the related impact on earnings may be greater in time or volume than projected in future remodeled or remerchandised stores.

The construction or acquisition of new stores, remodeling of existing stores, as well as completion of capital purchases of new technology systems required for efficient operation of our business require substantial capital expenditures. In the past, cash generated from operations, bank debt and equity financing proceeds has funded our capital expenditures. These sources of capital may not be available to us in the future. In addition, our new credit agreement contains limitations on our ability to make capital expenditures that may constrain future growth without additional equity financing. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."*

Our quarterly results of operations may differ materially from quarter to quarter for a variety of reasons, including the timing and success of new store openings, overall store performance, changes in the economy, seasonality and the timing of holidays, significant increases or decreases in prices for or availability of goods and services, competitive pressure and labor disturbances, shrink and spoilage, fluctuations in profit margins for discontinued items, as well as other factors mentioned in this section.

We have implemented merchandising and marketing initiatives in certain of our natural foods supermarket format stores in fiscal 2002. There can be no assurances that these or any future programs will be successful in fiscal 2003 in those stores, nor that the cost of future program rollouts will be at or below the costs incurred in fiscal 2002.

Downturns in general economic conditions in communities, states, regions or the nation as a whole can affect our results of operations. While purchases of food generally do not decrease in a slower economy, consumers may choose less expensive alternative sources for food purchases. In addition, downturns in the economy make the disposition of excess properties, for which the Company continues to pay rent and other carrying costs, substantially more difficult as the markets become saturated with vacant space and market rents decrease below our contractual rent obligations.

Construction on roads and in parking lots and shopping center common areas adjacent to our operating stores is an ongoing and unpredictable variable in the operation of our stores. Such activity historically has negatively impacted our results of operations by reducing customer traffic and lowering sales volumes.

As mentioned previously, we compete with both natural foods and conventional grocers. As competition in certain markets intensifies, our results of operations may be negatively impacted through loss of sales, reduction in margin from competitive price modifications, and disruptions in our employee base.

From time to time, unions will attempt to organize employees or portions of the employee base at stores or our distribution or manufacturing facilities. Responses to organization attempts require substantial management and employee time and are disruptive to operations. In addition, from time to time certain of our stores may be subject to informational picketing, which can discourage customer traffic and lower sales volumes. Our ability to attract, hire and retain qualified employees at store and home-office levels is critical to our continued success.

Our future direction and success is dependent in large part on the continued services of certain key executive officers. Loss of any key officer may have an adverse affect on current operations and future growth programs.

We are subject to a myriad of local, state and federal regulations governing the operation of our stores and support facilities, including licensing laws governing the sale of particular categories of products, health and sanitation laws, laws governing the manufacture, labeling and importation of private label products, labor laws controlling wages, benefits and employment conditions of our employees and advertising regulations governing the manner in which we may advertise products we sell. In October 2002, the National Organic Standards, a comprehensive program of regulations governing the growing, production, handling and sale of goods labeled as "organic," was fully implemented. Consumer and regulatory concerns regarding food safety issues, new technology or competitive pressures may trigger modifications in existing laws and the implementation of new laws governing components of our business operations. Such modifications can have a material impact on our sales volume, costs of goods and direct store expenses. Modification of such laws may also impact the vendors and manufacturers who provide goods and services to us, raising the cost of such items or decreasing their availability. In addition, from time to time we are audited by various governmental agencies for compliance with existing laws, and we could be subject to fines or operational modifications as a result of noncompliance.

Based upon our current distribution agreement, the Company plans to purchase 30.0% of our total goods from TOL. There is no assurance that we may not experience significant disruption in our operations through shortages of goods and services. Any significant disruption in the supply of goods could have a material impact on our overall sales volume and cost of goods. Inability of Tree of Life to fully fill orders by our stores may result in lower sales and loss of customers.

We received a transition fee as a part of our June 2002 distribution agreement with TOL. We are using the transition fee to offset the transition costs incurred during the transition of our primary distribution relationship to TOL. These costs include, but are not limited to, the cost of retagging store shelves, modification of product inventory, disposal of discontinued products, resetting of products on store shelves and training of store personnel in new procedures, and legal and consulting expenses. A portion of the transition fee received was used to defray transition expenses incurred in the second, third and fourth quarters and had no material impact on the results of operations for the twelve months ended December 28, 2002.

From time to time, we may experience product shortages due to the impact of adverse weather conditions, such as drought or flood, or disruptions in the supply chain from product shortages, transportation disruptions or other conditions. Product shortages may result in a material impact to our sales volume, cost of goods or customer counts.

We are currently completing an inventory of all fixtures and equipment in our stores. If the results of such inventory are materially less than the assets currently shown on our balance sheet, such results may negatively impact the value of assets on our balance sheet as well as results of operations.

Our stock price has been and continues to be fairly volatile. Our stock price is affected by our quarterly and year-end results, results of our major competitors and suppliers, general market and economic conditions and publicity about our competitors, our vendors, our industry or us. Volatility in our stock price may affect our future ability to renegotiate our existing credit agreement or enter into a new borrowing relationship, or affect our ability to obtain new store sites on favorable economic terms.

Results of Operations

Our net income for fiscal 2002 was $6.9 million, or $0.26 per diluted share, compared with a net loss of $43.9 million, or $1.80 per diluted share, in fiscal 2001. The following table sets forth, for the periods indicated, certain selected income statement data expressed as a percentage of sales:

FISCAL YEAR ENDED	2002	2001	2000
Sales	100.0%	100.0%	100.0%
Cost of goods sold and occupancy costs	70.2	71.1	69.4
Gross profit	29.8	28.9	30.6
Direct store expenses	21.6	23.3	22.4
Store contribution	8.2	5.6	8.2
Selling, general and administrative expenses	6.0	5.9	4.3
Pre-opening expenses	0.2	0.2	0.4
Restructuring and asset impairment charges (income)	(0.1)	6.1	5.0
Income (loss) from operations	2.1	(6.6)	(1.5)
Loss on investment		(0.0)	(0.3)
Interest income	0.1	0.1	0.0
Interest expense	(0.9)	(1.2)	(1.0)
Income (loss) before income taxes	1.3	(7.7)	(2.8)
Income tax expense (benefit)	0.5	(2.8)	(1.0)
Net income (loss)	0.8%	(4.9)%	(1.8)%

Fiscal 2002 Compared to Fiscal 2001

Sales. Sales for the fiscal year ended December 28, 2002, increased 2.9% to $919.1 million from $893.2 million in fiscal 2001. The increase was primarily due to the opening of one new store in the second quarter of fiscal 2002, operational improvements implemented throughout fiscal 2002, as well as the rollout in the first half of fiscal 2002 of our new marketing and merchandising program in 30 of our natural foods supermarket format stores. Comparable store sales increased 5.2% for fiscal 2002, as compared to an increase of 4.0% for fiscal 2001. Some of the comparable store sales increases are attributable to the continued strong performance of the farmers market format stores. We expect sales to increase at a slightly faster rate in fiscal 2003, due to the proposed opening of up to 13 new stores, three of which were opened in the first quarter of fiscal 2003, and the majority of which will open in the third quarter of fiscal 2003.

Gross Profit. Gross profit for the fiscal year ended December 28, 2002, increased 6.1 % to $274.3 million from $258.5 million in fiscal 2001. As a percentage of sales, gross profit increased to 29.8% in fiscal 2002 from 28.9% in fiscal 2001 due to more disciplined pricing strategies, a new category management structure, vendor consolidation and the completion of our SKU rationalization program, which eliminated large numbers of slow-moving items from our stores to make room for new, higher-margin or faster-moving items.

Direct Store Expenses. Direct store expenses for the fiscal year ended December 28, 2002, decreased 4.8% to $198.4 million from $208.3 million in fiscal 2001. As a percentage of sales, direct store expenses decreased to 21.6% in fiscal 2002 from 23.3% in fiscal 2001. Direct store expenses decreased as a result of better expense management at store-level, as well as the centralization of certain non-retail contracts for items such as supplies, as well as maintenance, in-store music, linens and other service contracts. We anticipate that we will see increases in fiscal 2003 and beyond in the area of employee-related insurance and general liability insurance costs. On an absolute basis, we expect direct store expenses to increase with the addition of new stores, but on a percentage-of-sales basis to be consistent with fiscal 2002.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended December 28, 2002, increased 3.8% to $55.2 million from $53.2 million in fiscal 2001. The increases are attributable to investments in information systems to support centralized purchasing and pricing, store level signage production and a new data warehouse, as well as increases in advertising and merchandising expenses related to the implementation of our marketing and merchandising program and expenses for expanded infrastructure at the Company's headquarters to support new store growth and centralized purchasing and pricing. As a percentage of sales, selling, general and administrative expenses increased to 6.0% in fiscal 2002 from 5.9% in fiscal 2001. As part of the Company's fiscal 2003 evolution of our marketing strategies, we expect to spend additional funds on marketing at the local and community level, as well as a slight increase in corporate and regional support staffs to support the opening of the new stores in the second half of fiscal 2003. As a result of these increased expenditures, we expect that selling, general and administrative expenses will increase in fiscal 2003 over fiscal 2002 levels in both absolute and percentage terms.

Pre-Opening Expenses. Pre-opening expenses for the fiscal year ended December 28, 2002, increased 21.4% to $1.9 million from $1.6 million in fiscal 2001. As a percentage of sales, pre-opening expenses remained constant at 0.2% for fiscal 2002 compared to fiscal 2001. As part of the Company's increase in marketing efforts, we anticipate that pre-opening expenses for new natural foods supermarket stores will increase from an estimated $250,000 historically to an estimated $400,000 per new store, and those of the farmers market format will increase from $150,000 historically to an estimated $250,000 in the future.

Interest Income. Interest income for the fiscal year ended December 28, 2002, decreased 21.4% to $778,000 from $1.0 million in fiscal 2001. The decrease was attributable to lower interest rates and reduced levels of invested cash.

Interest Expense. Interest expense for the fiscal year ended December 28, 2002, decreased 16.1% to $8.8 million from $10.4 million in fiscal 2001, due to higher average borrowings in fiscal 2001 and higher swap-related interest rates on the term portion of the credit facility in fiscal 2001. Under our Second Amended and Restated Credit Facility, effective February 26, 2003 interest rates have decreased from LIBOR plus 5.25% (the rate under our prior credit facility through February 25, 2003) to LIBOR plus 2.25%. We expect interest expense to remain flat or decrease slightly as total borrowings increase throughout fiscal 2003 but at a substantially lower interest rate than paid in fiscal 2002. Due to the current state of the U.S. economy, management believes that the variable interest rates will remain constant during the next six to 12 months. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources"* below.

Restructuring and Asset Impairment Charges. As part of the strategic repositioning announced in the second and fourth quarters of fiscal 2000, we identified 22 natural foods stores for closure or sale due to weak performance. In fiscal 2000, we closed 10 and sold three of those identified stores. In the second quarter of fiscal 2001, as part of additional evaluation of the Company's operations by new management, we identified an additional three stores for closure in fiscal 2001; in the fourth quarter of fiscal 2001, we extended our evaluation and identified an additional three stores for closure in fiscal 2001 and fiscal 2002. In fiscal 2002, we identified six additional stores for closure or sale, for a total of 34 stores identified for closure or sale in fiscal 2000, fiscal 2001 and fiscal 2002. Through the date of this report, we have closed 18 of the 34 identified stores, and sold nine stores, four in related transactions. Due to a change in estimates related to changes in facts and circumstances during the fourth quarter of fiscal 2001, we decided to continue to operate four stores previously identified for closure or sale. We have three remaining stores previously identified and remaining to be closed or sold.

A summary of restructuring activity by store count is as follows:

	RESTRUCTURING STORE COUNT			
	Fiscal Year Ending			Period Ending
	2000	2001	2002	March 1, 2003
Stores remaining at commencement of period		9	6	3
Stores identified in fiscal 2000 for closure or sale	22			
Stores identified in fiscal 2001 for closure or sale		6		
Stores identified in fiscal 2002 for closure or sale			6	
Identified stores closed or abandoned	(10)	(3)	(5)	
Identified stores sold	(3)	(2)	(4)	
Reversal of stores identified for closure or sale		(4)		
Identified stores remaining at period end	9	6	3	3

Restructuring and Asset Impairment Charges – Fiscal 2002 and Fiscal 2001. The following tables summarize the components of restructuring and asset impairment charges and income for fiscal 2002 and fiscal 2001, respectively, by quarter (in thousands):

Components of Charge	FISCAL 2002 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Gain on sale of assets	$ (253)		$ (85)	$ (130)	$ (468)
Change in estimate related to lease-related liabilities for sites previously identified for closure or sale	(668)	$ (678)	(100)	(3,437)	(4,883)
Lease-related liabilities for stores identified to be closed or sold			5	3,552	3,557
Severance for employees	269	142		9	420
Fixed asset impairments		536	6		542
TOTAL	$ (652)	$ 0	$ (174)	$ (6)	$ (832)

Components of Charge	FISCAL 2001 2nd Quarter	3rd Quarter	4th Quarter	Total
Fixed asset impairment	$ 24,673	$ 668	$ 8,275	$ 33,616
Change in estimate related to fixed asset impairment	1,498		(1,645)	(147)
Lease-related liabilities for sites identified to be sold or closed	10,228	108	3,700	14,036
Change in estimates related to lease-related liabilities for sites previously identified for closure or sale	15,923		(11,188)	4,735
Severance for employees	2,511		155	2,666
TOTAL	$ 54,833	$ 776	$ (703)	$ 54,906

The following details the significant components of restructuring and asset impairment charges and income for fiscal 2002 by quarter:

During the fourth quarter of fiscal 2002, the Company recorded restructuring and asset impairment income of $6,000. Details of the significant components are as follows:

- *Gain on sale of assets during the fourth quarter of fiscal 2002 ($130,000 of asset disposal income).* During the fourth quarter of fiscal 2002, the Company sold a liquor license for a closed location in Mission Viejo, California for a higher price than originally estimated. Additionally, the Company received an insurance settlement for a claim relating to the location in Madison, New Jersey, where the assets had previously been written off. Therefore, the Company recognized asset disposal income of $130,000 during the fourth quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale ($3.4 million of restructuring income).* During the fourth quarter of fiscal 2002, the Company negotiated the early termination of leases in West Hollywood, California and San Antonio, Texas. The Company also secured viable subtenants for locations in Vancouver, Washington and Boulder, Colorado. Additional information received in fiscal 2002 resulted in a revision in the total rent allocated to one vacant location in Albuquerque, New Mexico, previously included within a restructuring charge; therefore, the Company revised the estimate for future lease obligations. Based on these changes in facts and circumstances and the related changes in estimates, the Company adjusted or reversed the remaining lease-related liabilities previously recorded for these locations and therefore recognized restructuring income of $3.4 million during the fourth quarter of fiscal 2002.

- *Lease-related liabilities for three additional stores identified during the fourth quarter of fiscal 2002 to be closed or sold by the end of fiscal 2003 ($3.6 million of restructuring expense).* During the fourth quarter, the Company decided to close or sell three additional locations due to lower than anticipated operational performance. The lease-related liabilities for these locations represent the Company's estimate to dispose of these lease obligations based on current disposition efforts, and is attributable to deteriorating real estate markets in certain regions, existing lease obligations at above-market rates, and unattractive site characteristics. The charge for exit costs assumes, based on the Company's current results of disposition efforts, that the Company will be successful in disposing of these long-term lease obligations within the next five years. Facts and circumstances can change in the future with respect to the above attributes affecting the ultimate resolution of these exit costs. The Company will make appropriate adjustments to the restructuring liabilities contemporaneous with the change in facts and circumstances.

- *Severance for employees terminated during the fourth quarter of fiscal 2002 ($9,000 of restructuring expense).* During the fourth quarter of fiscal 2002, two employees were terminated with the sale of one Vitamin Expo location during the fourth quarter of fiscal 2002. The employees were notified of their involuntary termination during the fourth quarter of fiscal 2002. As of December 28, 2002, all $9,000 of involuntary termination benefits had been paid to terminated employees.

During the third quarter of fiscal 2002, the Company recorded restructuring and asset impairment income of $174,000. Details of the significant components are as follows:

- *Gain on sale of assets for a site sold during the third quarter of fiscal 2002 ($85,000 of asset disposal income).* During the third quarter of fiscal 2002, the Company sold a closed kitchen facility in Santa Fe, New Mexico for a higher price than originally estimated. Therefore, the Company recognized asset disposal income of $85,000 during the third quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale ($100,000 of restructuring income).* During the third quarter of fiscal 2002, the Company negotiated the early termination of a lease in Tempe, Arizona. During the third quarter of fiscal 2002, the Company also terminated lease obligations for a site in Denver, Colorado. Based on these changes in facts and circumstances and the related changes in estimates, the Company reversed the remaining lease-related liabilities previously recorded for these locations and therefore recognized restructuring income of $100,000 during the third quarter of fiscal 2002.

- *Fixed asset impairments for one additional store identified and closed in the third quarter of fiscal 2002 ($6,000 of asset impairment expense).* During the third quarter of fiscal 2002, the Company decided to close one small vitamin store operated under the "Vitamin Expo" tradename as part of brand consolidation. The assets were disposed in fiscal 2002.

- *Lease-related liabilities for one additional store identified and closed in the third quarter of fiscal 2002 ($5,000 of restructuring expense).* During the third quarter of fiscal 2002, the Company exercised the right of early lease termination with 90 days' notice to the landlord for a small vitamin store in El Paso, Texas. The lease-related liabilities for this location represent the remaining lease cost through termination in the fourth quarter of fiscal 2002.

During the second quarter of fiscal 2002, the Company recorded restructuring and asset impairment expense of less than $1,000. Details of the significant components are as follows:

- *Fixed asset impairments for sites previously identified for closure or sale ($35,000 of asset impairment expense).* During the second quarter of fiscal 2002, the Company determined that certain fixed assets were not compatible with the Company's new store design. Due to the implementation of the new store design, such assets could not be relocated as contemplated under the original restructuring plan. As a result, the Company determined it could not recover the previously estimated carrying value of these assets, and therefore recognized an asset impairment charge of approximately $170,000 during the second quarter of fiscal 2002. The assets were disposed in fiscal 2002. Additionally, during the second quarter of fiscal 2002, the Company determined that it could partially recover the carrying value of certain fixed assets used in store front-end operations that were previously written off; therefore, the Company recognized asset disposal income of approximately $135,000 during the second quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale ($678,000 of restructuring income).* During the second quarter of fiscal 2002, the Company negotiated the early termination of a lease of property at which the Company had operated a kitchen in Los Angeles, California. Also during the quarter, the Company subleased a closed location in Hartford, Connecticut for the remaining lease term and provided a subsidy for the sublessee; the previously estimated lease-related liabilities in excess of the subsidy were reversed. Additionally, the Company subleased a site in Vancouver, British Columbia, Canada, for the remaining lease term and consequently reversed the previously estimated lease-related liabilities. For space adjacent to the Company's operating store in West Hartford, Connecticut, the Company negotiated a lease amendment with the landlord during the second quarter of fiscal 2002 and, as a result, will be removed from the lease in the first quarter of fiscal 2003; the Company reversed the excess lease-related liabilities previously recorded. Due to these changes in facts and circumstances and the related changes in estimates, the Company recorded restructuring income during the second quarter of fiscal 2002.

- *Fixed asset impairments for one additional store identified in the second quarter of fiscal 2002 to be closed during the third quarter of fiscal 2002 ($131,000 of asset impairment expense).* During the second quarter of fiscal 2002, the Company decided to close one store in the third quarter of fiscal 2002 due to failure to extend the lease term with the landlord. The assets were disposed during the third quarter of fiscal 2002.

- *Fixed asset impairments for store construction project discontinuation ($370,000 of asset impairment expense).* During the second quarter of fiscal 2002, the Company determined that a new store design was required and construction of new stores based on the previously developed designs would be abandoned to incorporate the new store design changes. Assets in this charge included abandoned construction in progress (primarily leasehold improvements). The Company determined that it could not recover the carrying value of these fixed assets, and therefore recognized an asset impairment charge and disposed of the assets during the second quarter of fiscal 2002.

- *Severance for employees terminated during the second quarter of fiscal 2002 ($142,000 of restructuring expense).* During the second quarter of fiscal 2002, 65 employees were terminated in conjunction with the closure of one store in Cleveland, Ohio and the closure of the bakery operations within one support facility in Denver, Colorado during the quarter. The employees were notified of their involuntary termination during the second quarter of fiscal 2002. As of December 28, 2002, all $142,000 of the involuntary termination benefits had been paid to terminated employees.

During the first quarter of fiscal 2002, the Company recorded restructuring and asset impairment income of $652,000. Details of the significant components are as follows:

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale that were closed, sold or disposed of during the first quarter of fiscal 2002 ($761,000 of restructuring income).* During the first quarter of fiscal 2002, the Company sold one store in Victoria, British Columbia, Canada. The purchaser assumed the lease-related obligations associated with this store. Based on this change in facts and circumstances, the Company reversed the remaining lease-related liabilities previously recorded for this store and therefore recognized restructuring income of $649,000 during the first quarter of fiscal 2002. During the first quarter of fiscal 2002, the Company also completed payment obligations for terminated lease obligations for sites in Boca Raton, Florida; Santa Fe, New Mexico and Framingham, Massachusetts; based on this change in facts and circumstances, the Company reversed the remaining lease-related liabilities previously recorded for these stores and therefore recognized restructuring income of $112,000 during the first quarter of fiscal 2002.

- *Gain on sale of assets for a site sold during the first quarter of fiscal 2002 ($253,000 of asset disposal income).* During the first quarter of fiscal 2002, the Company sold one store in Victoria, British Columbia, Canada. The sale agreement included payment for fixed assets. Based on this change in facts and circumstances, the

Company recorded the gain on the sale of the fixed assets and therefore recognized asset disposal income of $253,000 during the first quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure ($93,000 of restructuring expense).* During the first quarter of fiscal 2002, the Company determined the likelihood of securing a subtenant for certain space in Tempe, Arizona was now remote due to the Company's obligation being at above-market rates, the unattractive site characteristics, and increasingly difficult real estate market conditions. With this change in facts and circumstances, the Company decided to fully reserve the remaining lease obligations of the site and therefore recognized a restructuring charge of $93,000 during the first quarter of fiscal 2002. There was a related change in estimate during the third quarter of fiscal 2002 following the negotiation of an early lease termination that resulted in the recognition of $91,000 in restructuring income.

- *Severance for employees terminated during the first quarter of fiscal 2002 ($269,000 of restructuring expense).* During the first quarter of fiscal 2002, 103 employees were terminated in conjunction with the closure of two stores in Boca Raton, Florida and Chesterfield, Missouri during the first quarter of fiscal 2002. The employees were notified of their involuntary termination during the first quarter of fiscal 2002. As of December 28, 2002, all $269,000 of the involuntary termination benefits had been paid to terminated employees.

Restructuring and Asset Impairment Charges – Fiscal 2001. A total of $54.9 million of restructuring and asset impairment charges were taken in fiscal 2001.

As a result of hiring a new chief executive officer just prior to the beginning of the second quarter of fiscal 2001, and a comprehensive review conducted by the new chief executive officer of our business and strategic repositioning efforts during the second quarter of fiscal 2001, we identified and committed to a restructuring plan during the second quarter of fiscal 2001 and recorded a restructuring and asset impairment charge of $54.8 million (such asset impairments were recorded in accordance with SFAS 121, *Accounting for the Impairment of Long-lived Assets and for Assets to be Disposed of).* See *"Notes to Consolidated Financial Statements – Note 13 – Restructuring and Asset Impairment Charges"* for details of the significant components of the charge.

Restructuring Accruals. The material changes in the liability balances of each significant type of exit cost included in the restructuring charges in the second and fourth quarters of fiscal 2000 were related to changes in estimates for lease defeasance costs and for the net realizable value of fixed assets. The changes in estimates during the second quarter of fiscal 2001 for lease defeasance costs in the restructuring charges during the second and fourth quarters of fiscal 2000 resulted from the economic downturn during fiscal 2001, which has made it more difficult to find sublease tenants and settle lease terminations with landlords (particularly in the case of leases with above-market rents). In the second quarter of fiscal 2001, we received updated estimates from various external sources (i.e., landlords and real estate brokers) of the costs to exit certain lease obligations. Due to the economic downturn that worsened during the second quarter of fiscal 2001, we revised our estimates of the costs associated with subleasing properties or settling lease terminations with landlords. Due to changes in facts and circumstances during the fourth quarter of fiscal 2001, we determined that four stores previously identified as sites held for disposal would continue to operate in their existing locations. Three of the stores were expected to be closed in conjunction with the Company's opening of new stores in the respective trade areas; however, during the fourth quarter of fiscal 2001, the Company decided to abandon the new store sites and continue to operate the existing stores. With regard to the fourth store, management decided in the fourth quarter of fiscal 2001 to continue to operate the store in its existing location after completing a competitive analysis of the market area and a reevaluation of the operations of the store in the fourth quarter of fiscal 2001, which showed that the store was achieving acceptable performance levels and demonstrating positive performance trends following the implementation of our marketing program late in the third quarter of fiscal 2001. As a result, we reversed the restructuring accruals previously recorded for the long-term lease obligations related to these four stores.

The material cash outlays associated with the Company's exit plans are primarily for lease-related obligations. As of December 28, 2002, the components of the accruals related to the Company's restructuring activities are accrued liabilities ($4.5 million) and other long-term obligations ($13.6 million). As of December 28, 2002, $3.1 million of involuntary termination benefits accrued during fiscal 2002 and fiscal 2001 had been paid to terminated employees.

Income Tax Expense (Benefit). The effective tax rate for the fiscal year ended December 28, 2002 was 40.7% as compared to 36.5% for fiscal 2001. The increase primarily relates to limitations on the Company's ability to utilize foreign tax credits due to net operating losses. The remainder of the change is attributable to an increase in state franchise taxes.

For the fiscal year ended December 29, 2001, we recorded a $25.2 million income tax benefit, primarily as a result of the loss before taxes of $69.1 million during the period. The recoverability of the net deferred tax asset is primarily dependent upon the Company generating sufficient taxable income in the future. Although realization of the net deferred tax asset is not assured, we believe it is more likely than not that the Company will generate sufficient taxable income in the future to realize the full amount of the deferred tax asset. Our assessment is based on projections that assume that the Company can maintain its current store contribution margin. Furthermore, we expect to maintain the sales growth experienced over the past five years that would generate additional taxable income. The primary uncertainty related to the realization of the deferred tax asset is the Company's ability to achieve its four-year business plan and generate future taxable income to realize the full amount of the deferred tax asset. We believe that the sales, gross margin, store contribution margin, and selling, general and administrative expenses assumptions in our four-year business plan are reasonable and, more likely than not, attainable. We will continue to assess the recoverability of the net deferred tax asset and to the extent it is determined in the future that a valuation allowance is required, it will be recognized as a charge to earnings at that time.

Fiscal 2001 Compared to Fiscal 2000

Sales. Sales for the fiscal year ended December 29, 2001, increased 6.6% to $893.2 million from $838.1 million in fiscal 2000. The increase was primarily due to the opening of four new stores in the first quarter of fiscal 2001, as well as the inclusion of the 16 stores opened or acquired in fiscal 2000, offset by three stores closed or sold in fiscal 2001 and 20 stores closed or sold in fiscal 2000. Higher comparable store sales from existing stores contributed slightly more than half of the fiscal 2001 sales increase, with new stores contributing the balance. Comparable store sales increased 4.0% for fiscal 2001, as compared to a 2.6% decrease for fiscal 2000. Some of the comparable store sales increases are attributable to the phased roll-out of a number of strategic initiatives as part of the our aggressive merchandising and marketing program, which are projected to increase overall sales gradually in those regions in which the initiatives are implemented, through increased advertising, more frequent advertised specials and modified pricing.

Gross Profit. Gross profit for the fiscal year ended December 29, 2001, increased 0.9% to $258.5 million from $256.2 million in fiscal 2000. The smaller percentage increase in gross profit is due primarily to lower merchandise margins resulting from the implementation of pricing reductions as part of the merchandising and marketing program, as well as a shift in the sales mix between store formats. As a percentage of sales, gross profit decreased to 28.9% in fiscal 2001 from 30.6% in fiscal 2000 due primarily to lower merchandise margins resulting from the implementation of the merchandising and marketing program, as well as a shift in the sales mix between store formats, increases in inventory reserves for slow-moving goods, lower margins on certain categories of products sold in the stores, higher utilities expenses and higher-than-expected coupon activity during the fourth quarter of fiscal 2001.

Direct Store Expenses. Direct store expenses for the fiscal year ended December 29, 2001, increased 11.3% to $212.6 million from $191.0 million in fiscal 2000. As a percentage of sales, direct store expenses increased to 23.8% in fiscal 2001 from 22.8% in fiscal 2000. The increases are primarily due to increased payroll associated with an increase in the number of stores in operation, enhanced customer service efforts, additional benefit days due to a change in vacation policy in fiscal 2001, increased health and dental, workers' compensation, and general liability insurance costs related to general market conditions, and an increase in repairs and maintenance costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended December 29, 2001, increased 50.4% to $48.9 million from $32.5 million in fiscal 2000. The increases are attributable to consulting and professional fees resulting from the comprehensive review of our business and strategic position ($1.7 million), severance costs for former senior executives ($1.3 million), recruiting and relocation costs ($500,000), and expenses associated with the October 2001 amendment to our $125.0 million credit facility ($300,000), as well as increases in advertising and merchandising expenses related to the implementation of the marketing and merchandising initiatives program and expenses for expanded infrastructure at the Company's headquarters to support the new advertising, merchandising and pricing initiatives. As a percentage of sales, selling, general and administrative expenses increased to 5.4% in fiscal 2001 from 3.9% in fiscal 2000.

Pre-Opening Expenses. Pre-opening expenses for the fiscal year ended December 29, 2001, decreased 52.5% to $1.6 million from $3.3 million in fiscal 2000. As a percentage of sales, pre-opening expenses decreased to 0.2% in fiscal 2001 from 0.4% in fiscal 2000, due to the opening of four new stores in fiscal 2001 as compared to the opening of 14 new and relocated stores in fiscal 2000.

Interest Expense, Net. Net interest expense for the fiscal year ended December 29, 2001, increased 6.7% to $9.4 million from $8.9 million in fiscal 2000, due to higher average borrowings in fiscal 2001 and higher swap-related interest rates on the term portion of the credit facility in fiscal 2001. As part of the October 2001 amendment to our prior credit facility, the interest rate on the facility was amended to either prime plus 2.25% or one-month LIBOR plus 3.75%, at our election, and the rates increase by 0.5% starting January 1, 2002 and each six months thereafter through January 1, 2003.

Restructuring and Asset Impairment Charges – Fiscal 2000. The following tables summarize the components of restructuring and asset impairment charges and income for fiscal 2001 and fiscal 2000, respectively, by quarter (in thousands):

	FISCAL 2001			
Components of Charge	2nd Quarter	3rd Quarter	4th Quarter	Total
Fixed asset impairment	$ 24,673	$ 668	$ 8,275	$ 33,616
Change in estimate related to fixed asset impairment	1,498		(1,645)	(147)
Lease-related liabilities for sites identified to be sold or closed	10,228	108	3,700	14,036
Change in estimates related to lease-related liabilities for sites previously identified for closure or sale	15,923		(11,188)	4,735
Severance for employees	2,511		155	2,666
TOTAL	$ 54,833	$ 776	$ (703)	$ 54,906

	FISCAL 2000		
Components of Charge	2nd Quarter	4th Quarter	Total
Fixed asset impairment	$ 13,408	$ 15,272	$ 28,680
Change in estimate related to fixed asset impairment	1,928		1,928
Lease-related liabilities for sites identified to be sold or closed	2,724	6,041	8,765
Change in estimates related to lease-related liabilities for sites identified to be sold or closed	2,406		2,406
Severance for employees	175	112	287
TOTAL	$ 20,641	$ 21,425	$ 42,066

A total of $42.1 million in restructuring and asset impairment charges were taken in fiscal 2000. See *"Notes to Consolidated Financial Statements – Note 13 – Restructuring and Asset Impairment Charges"* for details of the significant components of restructuring and asset impairment charges for fiscal 2001 and fiscal 2000, by quarter.

Restructuring and Asset Impairment Charges – Fiscal 2000. During the second quarter of fiscal 2000, we made certain decisions relating to the strategic repositioning of the Company's operations, which resulted in a restructuring and asset impairment charge of $20.6 million. These decisions included the closure of three natural foods stores during the second quarter of fiscal 2000 ($4.7 million); the planned sale or closure of seven stores during the remainder of fiscal 2000 ($9.9 million); exit costs of previously closed or abandoned sites ($5.6 million); and the discontinuance of e-commerce activities ($400,000). The $5.6 million charge related to changes in estimates for previously closed or abandoned sites. The significant components of the $5.6 million charge were (a) $3.6 million of additional lease-related liabilities, and (b) $2.0 million of fixed asset impairments for 15 previously closed stores. Components of the restructuring and asset impairment charge consist of impairment of fixed ($8.9 million) and intangible assets ($6.4 million); and non-cancelable lease obligations and liabilities ($5.3 million). Substantially all of the restructuring charges are non-cash expenses when initially recorded.

During the fourth quarter of fiscal 2000, we expanded the strategic repositioning and, as a part of such expansion, decided to close or sell 12 underperforming stores. This decision resulted in an additional restructuring and asset impairment charge of $21.4 million. This restructuring charge consists primarily of costs associated with the abandonment of fixed ($13.6 million) and intangible assets ($1.7 million) and non-cancelable lease obligations and lease-related liabilities ($6.1 million). Substantially all of the restructuring charges are non-cash expenses. See *"Notes to Consolidated Financial Statements – Note 13 – Restructuring and Asset Impairment Charges."*

Restructuring Accruals. The material changes in the liability balances of each significant type of exit cost included in the restructuring charges in the second and fourth quarters of fiscal 2000 were related to changes in estimates for lease defeasance costs and for the net realizable value of fixed assets. The changes in estimates during the second quarter of fiscal 2001 for lease defeasance costs in the restructuring charges during the second and fourth quarters of fiscal 2000 resulted from the economic downturn during fiscal 2001, which has made it more difficult to find sublease tenants and settle lease terminations with landlords (particularly in the case of leases with above-market rents). In the second quarter of fiscal 2001, we received updated estimates from various external sources (i.e., landlords and real estate brokers) of the costs to exit certain lease obligations. Due to the economic downturn that worsened during the second quarter of fiscal 2001, we revised our estimates of the costs associated with subleasing properties or settling lease terminations with landlords. Due to changes in facts and circumstances during the fourth quarter of fiscal 2001, we determined that four stores previously identified as sites held for disposal would continue to operate in their existing locations. Three of the stores were expected to be closed in conjunction with the Company's opening of new stores in the respective trade areas; however, during the fourth quarter of fiscal 2001, the Company decided to abandon the new store sites and continue to operate the existing stores. With regard to the fourth store, management decided in the fourth quarter of fiscal 2001 to continue to operate the store in its existing location after completing a competitive analysis of the market area and a reevaluation of the operations of the store in the fourth quarter of fiscal 2001, which showed that the store was achieving acceptable performance levels and demonstrating positive performance trends following the implementation of our aggressive merchandising and marketing program late in the third quarter of fiscal 2001. As a result, we reversed the restructuring accruals previously recorded for the long-term lease obligations related to these four stores.

The material cash outlays associated with the Company's exit plans are primarily for lease-related obligations. As of December 29, 2001, the components of the accruals related to the Company's restructuring activities are accrued liabilities ($6.6 million) and other long-term obligations ($16.4 million). Employee severance benefits are another cash outlay that will be paid out during the next five months. As of December 29, 2001, $2.4 million of the $2.5 million of involuntary termination benefits accrued during the second quarter of fiscal 2001 had been paid to terminated employees. The employee severance benefits relate to the termination of employment of 104 of our 9,000 employees.

Income Tax Benefit. For the fiscal year ended December 29, 2001, we recorded a $25.2 million income tax benefit, primarily as a result of the loss before taxes of $69.1 million during the period. The recoverability of the net deferred tax asset is primarily dependent upon the Company generating sufficient taxable income in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements to disclose as required by Item 303(a)(4) of Regulation S-K.

Liquidity and Capital Resources

Our primary sources of capital have been cash flow from operations (which includes trade payables), bank indebtedness, and the sale of equity securities. Primary uses of cash have been the financing of new store development, new store openings, relocations, remodels, replacement capital expenditures and acquisitions and repayment of debt.

Net cash provided by operating activities was $36.2 million during fiscal 2002 as compared to $25.7 million during fiscal 2001. Cash from operating activities increased during this period primarily due to pre-tax income, partially offset by changes in working capital items. We have not required significant external financing to support inventory requirements at our existing and new stores because we have been able to rely on vendor financing for most of the inventory costs, and we anticipate that vendor financing will continue to be available for new store openings.

Net cash used in investing activities was $14.5 million during fiscal 2002 as compared to $19.9 million during fiscal 2001. The decrease is due to a reduction in capital expenditures for the construction of new stores (fewer stores and lower cost per store).

Net cash used in financing activities was $29.2 million during fiscal 2002 as compared to net cash provided of $1.0 million during fiscal 2001. The change reflects lower incremental borrowings under our credit facility.

We have a net deferred tax asset of $20.3 million on our balance sheet, primarily as a result of the $54.9 million of restructuring and asset impairment charges recorded during fiscal 2001. The net deferred tax asset will reduce cash required for payment of federal and state income taxes, as we believe we will generate sufficient taxable income for realization of the asset in the future.

The following is a summary of our lease and debt obligations, construction commitments and outstanding letters of credit as of December 28, 2002:

SUMMARY OF OBLIGATIONS AND COMMERCIAL COMMITMENTS
(in thousands)

	PAYMENTS DUE BY PERIOD				
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Long-term debt	$ 43,059	$ ---	$ ---	$ 43,059	$ ---
Capital lease obligations	162	146	16	---	---
Operating leases	364,075	30,154	57,442	52,081	224,398
Construction commitments	854	854	---	---	---
Total contractual cash obligations	$ 408,150	$ 31,154	$ 57,458	$ 95,140	$ 224,398

	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Other Commercial Commitments:					
Letters of credit	$ 4,089	$ 4,089	$ ---	$ ---	$ ---
Total commercial commitments	$ 4,089	$ 4,089	$ ---	$ ---	$ ---

Refinancing of Credit Facility. Our former credit facility had two separate lines of credit, a revolving line and a term loan facility, both expiring August 1, 2003. As of December 28, 2002, there were $14.3 in borrowings under the revolving line, and $28.8 in borrowings outstanding under the term loan. Interest at December 28, 2002 primarily accrued at a rate of LIBOR plus 4.75%, or 11.35% per annum after adjusting for the impact of the swap agreement required by our credit facility.

In February of 2003, we completed the refinancing of our credit facility with Wells Fargo Bank N.A., our former administrative agent, again acting as lead bank and administrative agent. Our new facility has a $75.0 million limit, which we believe to be adequate for our current borrowing needs, with a three-year term with a one-year renewal option. Under the new facility, we have the option to increase the total facility to $135.0 million through the addition of new lenders and through the agreement of the current lending group to increase their total commitments.

As part of the new facility, we have given our lenders collateral in the form of cash, equipment and fixtures, inventory and other assets. We have also granted leasehold mortgages in those leasehold interests previously mortgaged to secure our former credit facility, although we have no obligation to provide an interest in any new leaseholds. The new facility contains limitations on capital expenditures and the signing of new leases, although we believe such limitations will not restrict our previously announced growth plans of 10 to 13 stores in fiscal 2003, 15 to 20 stores in fiscal 2004 and 20 to 25 stores in fiscal 2005. The interest rate on the facility is currently either prime plus 1.0% or one-month LIBOR plus 2.25%, at our election, and the rates modify depending on the ratio of average total funded debt, as defined under the credit facility, plus six times rent expense, to EBITDAR for the four fiscal quarter periods then ended, as calculated on our quarterly compliance certificate. Additionally, we are charged a commitment fee on the unused portion of the line ranging from 0.25% to 0.5% based on performance objectives as defined in the credit agreement. We believe that cash generated from operations and available under our credit facility will be sufficient to meet our capital expenditure requirements in fiscal 2003.

We anticipate that we will continue to comply with the monthly and quarterly financial covenants in the credit agreement. In the event that business conditions worsen, management has identified contingency actions to enable the Company to remain in compliance with the financial covenants. Even if we remain in compliance with our monetary covenants, a technical default could result due to a breach of the financial covenants. In the absence of a waiver or amendment to such financial covenants, such non-compliance would constitute a default under the credit agreement, and the lenders would be entitled to accelerate the maturity of the indebtedness outstanding thereunder. In the event that such non-compliance appears likely, or occurs, we will seek approval, as we have in the past, from the lenders to renegotiate financial covenants and/or obtain waivers, as required. However, there can be no assurance that future amendments or waivers will be obtained.

We maintain an interest rate risk-management strategy, which was required by our former credit facility terms, that uses derivative instruments to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates. The Company's specific goals are to (1) manage interest rate sensitivity by modifying the repricing or maturity characteristics of some of its debt and (2) lower (where possible) the cost of its borrowed funds. In accordance with the Company's interest rate risk-management strategy, and in accordance with the requirements of our former credit facility, the Company entered into a swap agreement to hedge the interest rate on $32.5 million of its borrowings. The swap agreement locks in a one-month LIBOR rate of 6.7% and expires in August 2003. Under our new facility, we are not obligated to enter into any such rate contracts; however, we may choose to do so if we believe such to be appropriate and in line with our risk-management strategy.

Capital Expenditures. We spent approximately $14.8 million during fiscal 2002 for new store construction, development, remodels and other capital expenditures, exclusive of acquisitions. Capital expenditures originally planned for certain of the stores rescheduled to open in fiscal 2002 were incurred commencing in the fourth quarter of fiscal 2001. Our average capital expenditures to open a leased store, including leasehold improvements, equipment and fixtures, have ranged from approximately $2.0 million to $5.0 million historically, excluding inventory costs and initial operating losses. As part of our reexamination of our operating strategies, we anticipate that the average capital expenditures to open a natural foods supermarket format store will be $2.5 million to $4.0 million in the future, partly because of our decision to reduce the size or simplify the format of our food service department in new stores, as well as our decision not to increase store size in the majority of geographic areas; however, our ability to negotiate turnkey leases in the future will result in a substantially lower capital expenditure per store, in return for a slightly higher rent rate over the lease term. Our average capital expenditures to open a farmers market format store are estimated at $1.5 million to $2.0 million in the future. Delays in opening new stores may result in increased capital expenditures and increased pre-opening costs for the site, as well as lower than planned sales for the Company.

The cost of initial inventory for a new store is approximately $300,000 to $800,000 depending on the store format; however, we obtain vendor financing for most of this cost. Pre-opening costs currently are approximately $250,000 to $350,000 per store and are expensed as incurred. Pre-opening costs for natural foods supermarket format stores in the future are projected to increase from $250,000 to $400,000 per store, and pre-opening costs for farmers market format stores are projected to increase from $150,000 to $250,000, as a result of increased advertising for new stores. The amounts and timing of such pre-opening costs will depend upon the availability of new store sites and other factors, including the location of the store and whether it is in a new or existing market for us, the size of the store, and the required build-out at the site. Costs to acquire future stores, if any, are impossible to predict and could vary materially from the cost to open new stores. There can be no assurance that actual capital expenditures will not exceed anticipated levels, although our amended credit facility contains aggregate limits on the amounts of capital expenditures we may make. We believe that cash generated from operations and available under our existing credit facility will be sufficient to satisfy our budgeted cash requirements through fiscal 2003.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 10-K contains "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks. Such forward-looking statements include statements as to the Company's plans to open, acquire or relocate additional stores; the anticipated performance of such stores; the impact of competition and current economic uncertainty; the sufficiency of funds to satisfy the Company's cash requirements through the remainder of fiscal 2003, our expectations for comparable store sales; the impact of changes resulting from our merchandising, advertising and pricing programs; levels of cannibalization; expected pre-opening expenses and capital expenditures; and other statements containing words such as "believes," "anticipates," "estimates," "expects," "may," "intends" and words of similar import or statements of management's opinion. These forward-looking statements and assumptions involve known and unknown risks, uncertainties and other factors that may cause the actual results, market performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause differences in results of operations include, but are not limited to, the timing and execution of new store openings, relocations, remodels, sales and closures; the impact of competition; changes in product supply or suppliers and supplier performance levels; changes in management information needs; changes in customer needs and expectations; governmental and regulatory actions; general industry or business trends or events; changes in economic or business conditions in general or affecting the natural foods industry in particular; and competition for and the availability of sites for new stores and potential acquisition candidates. The Company undertakes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this Report.

Item 7A.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the Company is exposed to fluctuations in interest rates and the value of foreign currency. The Company employs various financial instruments to manage certain exposures when practical.

The Company is exposed to foreign currency exchange risk. The Company owns and operates three natural foods supermarkets and a commissary kitchen in British Columbia, Canada. The commissary supports the three Canadian stores and does not independently generate sales revenue. Sales made from the Canadian stores are made in exchange for Canadian dollars. To the extent that those revenues are repatriated to the United States, the amounts repatriated are subject to the exchange rate fluctuations between the two currencies. The Company does not hedge against this risk because of the small amounts of funds at risk.

The Company's exposure to interest rate changes is primarily related to its variable rate debt issued under its credit facility. As of December 28, 2002, there was $43.1 million in borrowings outstanding under our former credit facility. The interest rate under the former credit facility at December 28, 2002 was either prime plus 3.25% or one-month LIBOR plus 4.75%, at our election. Because the interest rate on the former facility was variable, the Company's interest expense and net income were affected by interest rate fluctuations. If interest rates were to increase or decrease by 100 basis points, the result under the former facility, based upon the existing outstanding non-hedged variable rate debt as of December 28, 2002, would be an annual increase or decrease of approximately $106,000 in interest expense and a corresponding decrease or increase of approximately $63,000 in the Company's net income after taxes.

On February 26, 2003, the Company refinanced the credit facility and reduced the total commitment available to a $75.0 million revolving line of credit, with a three-year term expiring February 25, 2006. The interest rate on the amended facility is currently either prime plus 1.0% or one-month LIBOR plus 2.25%, at our election, and the rates modify depending on the ratio of average total funded debt, as defined under the credit facility, plus six times rent expense, to EBITDAR for the four fiscal quarter periods then ended, as calculated on our quarterly compliance certificate. Because the interest rate on the facility is variable, based upon the prime rate or LIBOR, the Company's interest expense and net income are affected by interest rate fluctuations. If interest rates were to increase or decrease by 100 basis points, the result, based upon the existing outstanding non-hedged variable rate debt as of March 6, 2003, would be an annual increase or decrease of approximately $74,000 in interest expense and a corresponding decrease or increase of approximately $45,000 in the Company's net income after taxes.

In September 2000, as required by the Company's former credit facility, the Company entered into an interest rate swap to hedge its exposure on variable rate debt positions. Variable rates are predominantly linked to LIBOR as determined by one-month intervals. The interest rate provided by the swap fixed one-month LIBOR at 6.7%. At December 28, 2002, the notional principal amount of the interest rate swap agreement was $32.5 million, expiring in August 2003. There is no obligation to renew the swap under the refinanced facility. The notional amount is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction on the amortized principal balance. In fiscal 2002, the loss, net of taxes, included in other comprehensive loss for this cash flow hedge was approximately $1.2 million.

Item 8.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT

We are responsible for the preparation and integrity of the consolidated financial statements and all related information appearing in our Annual Report. The consolidated financial statements and notes were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates of current conditions and circumstances.

Management maintains a system of accounting and other controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of circumvention or overriding of controls, and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is modified in response to changes in business conditions and operations and recommendations made by the independent accountants.

The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management and the independent accountants to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. The Audit Committee reviews with the independent accountants the scope and results of the audit. The independent accountants periodically meet privately with the Audit Committee and have access to its individual members.

We engaged PricewaterhouseCoopers LLP, independent accountants, to audit the consolidated financial statements in accordance with generally accepted auditing standards, which include consideration of the internal control structure. The opinion of the independent accountants, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

Perry D. Odak
Chief Executive Officer and President
March 25, 2003

Edward F. Dunlap
Chief Financial Officer
March 25, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Wild Oats Markets, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Wild Oats Markets, Inc. and its subsidiaries (the "Company") at December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective December 30, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, Colorado
February 25, 2003

WILD OATS MARKETS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share amounts)

FISCAL YEAR	2002	2001	2000
Sales	$ 919,130	$ 893,179	$ 838,131
Cost of goods sold and occupancy costs	644,862	634,631	581,980
Gross profit	274,268	258,548	256,151
Operating expenses:			
Direct store expenses	198,386	208,318	187,265
Selling, general and administrative expenses	55,200	53,188	36,201
Pre-opening expenses	1,897	1,562	3,289
Restructuring and asset impairment charges (income)	(832)	54,906	42,066
Income (loss) from operations	19,617	(59,426)	(12,670)
Loss on investment		(228)	(2,060)
Interest income	778	990	117
Interest expense	(8,753)	(10,437)	(8,967)
Income (loss) before income taxes	11,642	(69,101)	(23,580)
Income tax expense (benefit)	4,733	(25,189)	(8,559)
Net income (loss)	$ 6,909	$ (43,912)	$ (15,021)
Net income (loss) per common share:			
Basic	$ 0.26	$ (1.80)	$ (0.65)
Diluted	$ 0.26	$ (1.80)	$ (0.65)
Weighted average number of common shares outstanding	26,481	24,424	23,090
Weighted average number of common shares outstanding assuming dilution	27,082	24,424	23,090

The accompanying notes are an integral part of these consolidated financial statements.

WILD OATS MARKETS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

FISCAL YEAR	2002	2001	2000
Net income (loss)	$ 6,909	$ (43,912)	$ (15,021)
Other comprehensive income (loss):			
Foreign currency translation adjustments arising during the period	(61)	(530)	(259)
Cumulative effect of change in accounting principle (see Note 1), net of tax of $352		(586)	
Recognition of hedge results to interest expense during the period, net of tax of $705 and $435, respectively	1,176	726	
Change in market value of cash flow hedge during the period, net of tax of $208 and $935, respectively	(348)	(1,561)	
Other comprehensive income (loss)	767	(1,951)	(259)
Comprehensive income (loss)	$ 7,676	$ (45,863)	$ (15,280)

The accompanying notes are an integral part of the consolidated financial statements.

WILD OATS MARKETS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

FISCAL YEAR ENDED	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,367	$ 18,840
Inventories (net of reserves of $886 and $2,667, respectively)	47,175	54,058
Accounts receivable (net of allowance for doubtful accounts of $338 and $1,070, respectively)	2,524	2,906
Income tax receivable	250	4,186
Prepaid expenses and other current assets	2,163	2,858
Deferred tax asset	4,656	5,378
Total current assets	68,135	88,226
Property, plant and equipment, net	122,359	128,922
Goodwill, net	106,404	106,404
Other intangible assets, net	7,415	7,892
Deposits and other assets	3,622	2,992
Deferred tax asset	15,650	18,990
	$ 323,585	$ 353,426
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,819	$ 39,796
Book overdraft	22,777	23,056
Accrued liabilities	37,943	39,526
Current portion of debt and capital leases	146	12,338
Total current liabilities	95,685	114,716
Long-term debt and capital leases	43,075	112,291
Other long-term obligations	17,923	19,404
	156,683	246,411
Commitments and contingencies (Notes 11 and 12)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding		
Common stock; $0.001 par value; 60,000,000 shares authorized; 29,658,660 and 24,766,409 issued and outstanding, respectively	30	25
Additional paid-in capital	213,482	160,736
Note receivable, related party	(10,200)	(9,660)
Accumulated deficit	(35,368)	(42,277)
Accumulated other comprehensive loss	(1,042)	(1,809)
Total stockholders' equity	166,902	107,015
	$ 323,585	$ 353,426

The accompanying notes are an integral part of these consolidated financial statements.

WILD OATS MARKETS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share and per-share amounts)

	Common Stock		Add'l Paid-In	Note Receivable, Related	Retained Earnings (Accumulated	Accumulated Other Compre-hensive Income	Total Stockholders'
	Shares	Amount	Capital	Party	Deficit)	(Loss)	Equity
BALANCE AT JANUARY 1, 2000	22,992,437	$ 23	$ 148,307		$ 16,656	$ 401	$ 165,387
Issuance of common stock ($10.68 per share), net of issuance costs	67,889		802				802
Common stock options exercised ($3.13 to $18.00 per share), including related tax benefit	86,777		655				655
Net loss					(15,021)		(15,021)
Foreign currency translation adjustment						(259)	(259)
BALANCE AT DECEMBER 30, 2000	23,147,103	23	149,764		1,635	142	151,564
Stock issued in exchange for note receivable	1,332,649	1	9,286	$ (9,274)			13
Accrued interest on note receivable				(386)			(386)
Issuance of common stock ($3.61 to $3.66 per share), net of issuance costs	152,405		551				551
Common stock options exercised ($3.13 to $9.06 per share), including related tax benefit	134,252	1	1,135				1,136
Net loss					(43,912)		(43,912)
Foreign currency translation adjustment						(530)	(530)
Cumulative effect of change in accounting principle, net of tax						(586)	(586)
Recognition of hedge results to interest expense during the period, net of tax						726	726
Change in market value of cash flow hedge during the period, net of tax						(1,561)	(1,561)
BALANCE AT DECEMBER 29, 2001	24,766,409	25	160,736	(9,660)	(42,277)	(1,809)	107,015
Accrued interest on note receivable				(540)			(540)
Issuance of common stock ($7.91 to $11.50 per share), net of issuance costs	4,641,692	4	50,327				50,331
Common stock options exercised ($3.13 to $12.56 per share), including related tax benefit	250,559	1	2,419				2,420
Net income					6,909		6,909
Foreign currency translation adjustment						(61)	(61)
Recognition of hedge results to interest expense during the period, net of tax						1,176	1,176
Change in market value of cash flow hedge during the period, net of tax						(348)	(348)
BALANCE AT DECEMBER 28, 2002	29,658,660	$ 30	$ 213,482	$ (10,200)	$ (35,368)	$ (1,042)	$ 166,902

The accompanying notes are an integral part of these consolidated financial statements.

WILD OATS MARKETS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

FISCAL YEAR	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 6,909	$ (43,912)	$ (15,021)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	21,335	26,284	25,742
Loss (gain) on disposal of property and equipment	21	477	(306)
Deferred tax expense (benefit)	3,577	(22,619)	(694)
Income tax benefit from employee exercise of stock options	479	110	284
Restructuring and asset impairment charges (income)	(701)	54,907	42,066
Loss on investment		228	2,060
Other	(317)	(280)	104
Change in assets and liabilities, net of acquisitions:			
Inventories, net	6,886	1,120	(5,048)
Receivables, net and other assets	3,966	5,038	(11,719)
Accounts payable	(5,267)	6,330	8,542
Accrued liabilities and other liabilities	(692)	(1,972)	(5,001)
Net cash provided by operating activities	36,196	25,711	41,009
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(14,751)	(20,082)	(60,584)
Acquisitions, net of cash acquired			(16,791)
Proceeds from sale of property and equipment	229	146	4,585
Long-term investment			(38)
Net cash used in investing activities	(14,522)	(19,936)	(72,828)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds (repayments) on line of credit, net	(69,200)	(1,685)	28,751
Proceeds from note payable		2,000	
Payments on notes payable, long-term debt and capitalized leases	(10,798)	(254)	(7,489)
Proceeds from issuance of common stock, net	50,822	895	1,069
Net cash (used in) provided by financing activities	(29,176)	956	22,331
Effect of exchange rates on cash	29	(348)	68
Net (decrease) increase in cash and cash equivalents	(7,473)	6,383	(9,420)
Cash and cash equivalents at beginning of year	18,840	12,457	21,877
Cash and cash equivalents at end of year	$ 11,367	$ 18,840	$ 12,457
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 8,549	$ 10,203	$ 9,715
Cash paid (received) for income taxes	$ (3,473)	$ (7,241)	$ 4,503
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Stock received in exchange for services			$ 750
Stock issued in exchange for note receivable		$ 9,274	
Stock issued in partial payment of note payable	$ 1,210		
Partial settlement of note payable against accounts receivable	$ 200		

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization. Wild Oats Markets, Inc. ("Wild Oats" or the "Company"), headquartered in Boulder, Colorado, owns and operates natural foods supermarkets in the United States and Canada. The Company also operates bakeries, commissary kitchens, and warehouses that supply the retail stores. The Company's operations are concentrated in one market segment, grocery stores, and are geographically concentrated in the western and central parts of the United States.

Basis of Presentation. Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation. These reclassifications have no impact on net income.

Principles of Consolidation. The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year. The Company reports its financial results on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on December 28, 2002, December 29, 2001 and December 30, 2000. Fiscal 2002, fiscal 2001 and fiscal 2000 were 52-week years.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and temporary cash investments. At times, cash balances held at financial institutions were in excess of Federal Deposit Insurance Corporation insurance limits. The Company places its temporary cash investments with high-credit quality financial institutions. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

Inventories. Store inventories are valued principally at the lower of cost or market, with cost primarily determined under the retail method on a first-in-, first-out basis. Certain other highly perishable inventories are valued primarily at the lower of cost or market, with cost determined on a first-in, first-out basis.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and shown net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of machinery and equipment (three to ten years). Depreciation is computed on a straight-line basis over the estimated useful lives of buildings (30 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or the lease term. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gains or losses are reflected in operations. Applicable interest charges incurred during the construction of assets are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives. All internal direct costs associated with store construction are capitalized.

Intangible Assets. Intangible assets consist primarily of goodwill and leasehold interests and are shown net of accumulated amortization. Amortization of leasehold interests is computed on a straight-line basis over the lease term. As of December 30, 2001, goodwill is no longer amortized. See *"New Accounting Pronouncements: Goodwill and Intangible Assets"* below in this footnote and *"Note 5 – Goodwill and Finite Long-Lived Assets."*

Debt Issuance Costs. Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the period the debt is outstanding.

Impairment of Long-Lived Assets. The Company monitors the carrying value of its long-lived assets, including intangible assets, for potential impairment at the store level. Goodwill, previously recognized at the store level, is now recorded at the enterprise level and monitored accordingly, and tested for impairment annually. The triggering events for evaluations of finite lived intangible assets include a significant decrease in the market value of an asset, acquisition and construction costs in excess of budget, or current period losses combined with a history of losses or a projection of continuing losses. If an impairment is identified, based on undiscounted future cash flows, the Company compares the asset's future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate. With respect to equipment and leasehold improvements associated with closed stores, the value of these assets is adjusted to reflect recoverable values estimated based on the Company's previous efforts to dispose of similar assets, with consideration for current economic conditions.

Store Operating Leases. The Company is the lessee of land and buildings under long-term operating leases, which include scheduled increases in minimum rents. These scheduled rent increases are recognized on a straight-line basis over the initial lease terms.

Store Closing Costs. The Company plans to complete store closures or sales within a one-year period following the commitment date. Costs related to store closures and sales are reflected in the income statement as "Restructuring and Asset Impairment Charges." For stores the Company intends to sell, the Company actively markets the stores to potential buyers. Stores held for disposal are reduced to their estimated net realizable value. For stores the Company intends to close, a lease-related liability is recorded for the present value of the estimated remaining noncancelable lease payments after the anticipated closing date, net of estimated subtenant income, or for estimated lease settlement costs. In addition, the Company records a liability for costs to be incurred after the store closing which are required under leases or local ordinances for site preservation during the period before lease termination. The value of equipment and leasehold improvements related to a closed store is reduced to reflect recoverable values based on the Company's previous efforts to dispose of similar assets and current economic conditions. Beginning in fiscal 2003, the Company will recognize such costs at the time of the actual closing, in accordance with the new requirements of SFAS 146 (see *New Accounting Pronouncements* later in this note).

Severance costs incurred in connection with store closings are recorded when the employees have been identified and notified of the termination benefits to be made to the employees.

Lease-related liabilities and the recoverability of assets to be disposed of are reviewed quarterly, and changes in previous estimates are reflected in operations. Significant cash payments associated with closed stores relate to ongoing payments of rent, common area maintenance, insurance charges, and real property taxes as required under continuing lease obligations.

Pre-Opening Expenses. Pre-opening expenses are recognized as incurred and typically include labor, rent, advertising, utilities, supplies and certain other costs incurred prior to a store's opening.

Concentration of Risk. Based upon the current distribution agreement, the Company plans to purchase 30.0% of its cost of goods sold from one vendor. The Company's reliance on this supplier can be shifted, over a period of time, to alternative sources of supply, should such changes be necessary. However, if the Company could not obtain products from this supplier for factors beyond its control, the Company's operations would be disrupted in the short term while alternative sources of product were secured.

Revenue Recognition. Revenue for sales of the Company's products is recognized at the point of sale to the retail customer. Returns are not significant.

Advertising. Advertising is expensed as incurred. Advertising expense was $13.3 million, $9.3 million and $6.8 million for fiscal 2002, fiscal 2001 and fiscal 2000, respectively. During fiscal 2002, certain advertising expenses previously recorded as direct store expenses were recorded as selling, general and administrative expenses. For fiscal 2001 and fiscal 2000, respectively, $4.3 million and $3.7 million were reclassified on the Consolidated Statements of Operations to conform to current year presentation.

Fair Value of Financial Instruments. The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term trade receivables and payables, approximate their fair values due to the short-term nature of the instruments. The fair value of the Company's long-term debt approximates its carrying value due to the variable interest rate feature of the instrument.

Derivative Financial Instruments. The Company uses an interest rate swap to manage a portion of its interest costs and the risk associated with changing interest rates. As interest rates change, the differential paid or received is recognized in interest expense of the related period.

Use of Estimates. The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation. The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Translation into U.S. dollars is performed for assets and liabilities at the exchange rate as of the balance sheet date. Income and expense accounts are translated at average exchange rates for the year. Adjustments resulting from the translation are reflected as a separate component of other comprehensive income. Translation adjustments are not tax-effected as they relate to investments that are permanent in nature.

Self-Insurance. The Company is self-insured for certain losses relating to worker's compensation claims, general liability and employee medical and dental benefits. The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims. Self-insured losses are accrued based upon the Company's estimates of the aggregate uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and the Company's historical experiences.

Earnings Per Share. Earnings per share are calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, *Earnings Per Share.* SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding, except where the effect of their inclusion would be antidilutive (i.e., in a loss period). Antidilutive stock options of 933,935, 2,006,215, and 1,480,827 for the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively, were not included in the earnings per share calculations. A reconciliation of the basic and diluted per-share computations is as follows (in thousands, except per-share data):

FISCAL YEAR	2002	2001	2000
Basic and diluted earnings per Common share computation:			
Net income (loss)	$ 6,909	$ (43,912)	$ (15,021)
Net income (loss) per common share:			
Basic	$ 0.26	$ (1.80)	$ (0.65)
Diluted	$ 0.26	$ (1.80)	$ (0.65)
Weighted average number of common shares outstanding	26,481	24,424	23,090
Incremental shares from assumed conversions:			
Stock options	601		
Weighted average number of common shares outstanding assuming dilution	27,082	24,424	23,090

Stock-Based Compensation. At December 28, 2002, the Company has six stock-based employee compensation plans, which are described more fully in *Note 10 – Stock Plans and Options.* The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Some stock-based employee compensation cost is reflected in net income for options issued at a discount as Board of Directors compensation. All other options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant, therefore no other employee compensation cost is reflected in net income. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

FISCAL YEAR	2002	2001	2000
Net income (loss), as reported	$ 6,909	$ (43,912)	$ (15,021)
Add: Stock-based employee compensation expense included in reported net income, net of tax	133	67	69
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(2,128)	(2,528)	(3,748)
Pro forma net income (loss)	$ 4,914	$ (46,373)	$ (18,700)
Earnings per share:			
Basic – as reported	$ 0.26	$ (1.80)	$ (0.65)
Basic – pro forma	$ 0.19	$ (1.90)	$ (0.81)
Diluted – as reported	$ 0.26	$ (1.80)	$ (0.65)
Diluted – pro forma	$ 0.18	$ (1.90)	$ (0.81)

New Accounting Pronouncements: In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"). The statement amends SFAS 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 improves the prominence and clarity of the pro forma disclosures required by SFAS 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. In addition, SFAS 148 improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. Adoption of the provisions of this statement for fiscal 2002 resulted in moving a portion of the information concerning the Company's stock-based employee compensation to *Organization and Summary of Significant Accounting Policies.*

The FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, An Interpretation of ARB 51* ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As of December 28, 2002, the Company was not party to a VIE; therefore, management believes FIN 46 will not have a material effect on the Company.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for years ending after December 15, 2002. As of December 28, 2002, the Company had no such guarantees and management believes FIN 45 will not have a material effect on the Company.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, was issued on July 30, 2002. SFAS No. 146 will require companies to recognize costs associated with exit or disposal activities when they occur rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for the Company on January 1, 2003 and management believes it will have no material effect on the Company's historical financial results.

During the second quarter ended June 29, 2002, the Company adopted the provisions of SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145, among other things, rescinds SFAS No. 4, which required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of related income tax effects. SFAS No. 145 is to be applied in fiscal years beginning after May 15, 2002 and encourages early application of the rescission of SFAS No. 4. During the twelve months ended December 28, 2002, and December 29, 2001, there were no gains or losses on early extinguishment of debt. In connection with the refinancing of our credit facility, the Company will incur a non-cash charge to write off the remaining unamortized debt issuance cost in the first quarter of fiscal 2003 of approximately $186,000.

On August 15, 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"), which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 will be effective for financial statements issued for fiscal years beginning after June 30, 2002. Under SFAS 143, an entity shall recognize the cumulative effect of the adoption of SFAS 143 as a change in accounting principle. Management believes that SFAS 143 will not have a material effect on the Company.

Goodwill and Other Intangible Assets. Effective December 30, 2001, the Company implemented SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 was issued in July 2001, supersedes Accounting Principles Bulletin No. 17, *Intangible Assets*, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS No. 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and indefinite-lived intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the 40-year limitation on the amortization period of intangible assets that have finite lives.

In conjunction with its purchase acquisitions, the Company historically recorded goodwill at the store level; however, based on the Company's consolidation of its brands to increase synergy and awareness, the Company changed its goodwill accounting policy upon the adoption of SFAS No. 142 and accordingly assigned the carrying value of its goodwill to one reporting unit at the enterprise level to recognize goodwill for the brand, as opposed to the past practice of recording goodwill at the store level. During the second quarter of fiscal 2002, the Company completed the impairment test prescribed by SFAS No. 142 and concluded that no impairment of goodwill existed as of December 30, 2001. The Company anticipates an annual decrease in amortization of goodwill of approximately $3.0 million and a corresponding annual increase to net income of $1.8 million. The Company will test goodwill for impairment annually in the second quarter of each fiscal year or more frequently if the occurrence of an event or circumstance indicates potential impairment.

Also, upon implementation of SFAS No. 142, the Company identified finite lived intangible assets related to leasehold interests resulting from store lease agreements with a carrying value of approximately $7.9 million at December 30, 2001. The Company determined that there is no indication of impairment of these assets and that the average 20-year life assigned to these assets is appropriate. Going forward, the Company will test these intangibles for impairment annually or more frequently if the occurrence of an event or circumstance indicates impairment.

The amortization of intangibles expense (net of tax) is as follows (in thousands):

	TWELVE MONTHS ENDED		
	Dec 28, 2002	Dec 29, 2001	Dec 30, 2000
Goodwill amortization	$ ---	$ 1,886	$ 1,967
Leasehold interests amortization	$ 283	$ 271	$ 317

The following table illustrates net income (loss) and earnings per share, exclusive of goodwill amortization expense in the prior periods (in thousands):

	TWELVE MONTHS ENDED		
	Dec 28, 2002	Dec 29, 2001	Dec 30, 2000
Reported net income (loss)	$ 6,909	$ (43,912)	$ (15,021)
Goodwill amortization, net of tax		1,886	1,967
Adjusted net income (loss)	$ 6,909	$ (42,026)	$ (13,054)
EARNINGS PER SHARE - BASIC AND DILUTED			
Reported net income (loss) per share	$ 0.26	$ (1.80)	$ (0.65)
Goodwill amortization, net of tax, per share		0.08	0.08
Adjusted net income (loss) per share	$ 0.26	$ (1.72)	$ (0.57)

During fiscal 2002, fiscal 2001 and fiscal 2000, finite lived intangible assets amortization expense (excluding goodwill) was $477,000, $426,000 and $498,000, respectively. The estimated amortization of finite lived intangible assets for each of the five fiscal years ending in fiscal 2007 is as follows (in thousands):

FISCAL YEAR	AMORTIZATION EXPENSE
2003	$ 479
2004	$ 482
2005	$ 482
2006	$ 466
2007	$ 462

Derivatives and Hedging Activities. In accordance with the Company's interest rate risk-management strategy and as required by the terms of the Company's credit facility, the Company has entered into a swap agreement to hedge the interest rate on $32.5 million of its borrowings. The swap agreement locks in a one-month LIBOR rate of 6.7% effective as of February 26, 2003 and expires in August 2003. The fair value of the swap at December 28, 2002 was ($948,000), which has been recorded in the accompanying balance sheet in accrued liabilities.

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, on December 31, 2000. In accordance with the transition provisions of SFAS 133, as of December 31, 2000, the Company recorded a net-of-tax cumulative loss adjustment to other comprehensive income totaling $586,000 that relates to the fair value of the previously described cash flow hedging relationship. Based upon current interest rates, approximately $1.7 million of the interest rate hedging loss currently in other comprehensive income is expected to flow through interest expense during the next 12 months.

On the date that the Company entered into the derivative contract, it designated the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). The Company does not enter into derivative contracts for trading or non-hedging purposes. Currently, the Company's swap agreement is designated as a cash flow hedge and is recognized in the balance sheet at its fair value. Changes in the fair value of the Company's cash flow hedge, to the extent that the hedge is highly effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction through interest expense. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows being hedged) is recorded in current period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued due to the Company's determination that the derivative no longer qualifies as an effective cash flow hedge, the Company will continue to carry the derivative on the balance sheet at its fair value but cease to adjust the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company will continue to carry the derivative on the balance sheet at its fair value, removing from the balance sheet any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings. When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

2. Debt Covenant Compliance and Liquidity

In February of 2003, the Company completed the refinancing of its credit facility with Wells Fargo Bank N.A. The Company's new facility has a $75.0 million limit, with a three-year term with a one-year renewal option. Under the new credit facility, the Company has the option to increase the total facility to $135.0 million through the addition of new lenders and through the agreement of the current lending group to increase their total commitments.

As part of the new credit facility, the Company gave the lenders collateral in the form of cash, equipment and fixtures, inventory and other assets. The Company has also granted a leasehold mortgage in those leasehold interests previously mortgaged to secure our former credit facility, although it has no obligation to provide an interest in any new leaseholds. The new credit facility contains limitations on capital expenditures and the signing of new leases. The interest rate on the facility is currently either prime plus 1.0% or one-month LIBOR plus 2.25%, at the Company's election, and the rates modify depending on the ratio of average total funded debt, as defined under the credit facility, plus six times rent expense, to EBITDAR for the four fiscal quarter periods then ended, as calculated on our quarterly compliance certificate. The Company believes that cash generated from operations and available under its credit facility will be sufficient to meet its capital expenditure requirements in fiscal 2003.

The Company anticipates that it will comply with the monthly and quarterly financial covenants in the credit agreement. In the event that business conditions worsen, management has identified contingency actions to enable the Company to remain in compliance with the financial covenants. Even if the Company remains in compliance with its monetary covenants, a technical default could result due to a breach of the financial covenants. In the absence of a waiver or amendment to such financial covenants, such non-compliance would constitute a default under the credit agreement, and the lenders would be entitled to accelerate the maturity of the indebtedness outstanding thereunder. In the event that such non-compliance appears likely, or occurs, the Company will seek approval, as it has in the past, from the lenders to renegotiate financial covenants and/or obtain waivers, as required. However, there can be no assurance that future amendments or waivers will be obtained.

3. Business Combinations

Fiscal 2000

In May 2000, the Company acquired the assets and operations of two operating natural foods supermarkets located in southern California, for a purchase price of $13.7 million in cash. The acquisition was accounted for using the purchase method and the excess of cost over the fair value of the assets acquired of $12.9 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The Company made no acquisitions in fiscal 2001 or fiscal 2002.

The following unaudited pro forma combined results of operations of the Company and the acquired businesses discussed above have been prepared as if the transactions occurred as of the beginning of the period presented (in thousands) (unaudited):

FISCAL YEAR	2000
Sales	$ 846,017
Net income (loss)	(14,469)
Basic income (loss) per share	(0.63)
Diluted income (loss) per share	(0.63)

The unaudited pro forma results above are not necessarily representative of the actual results that would have occurred or may occur in the future, if the transactions had been in effect on the dates indicated. The pre-acquisition historical results of the acquired businesses discussed above are not reflected in the Company's historical financial statements.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

FISCAL YEAR	2002	2001
Machinery and equipment	$ 121,315	$ 122,169
Leasehold improvements	88,414	87,185
Land and building	---	127
Construction in progress	8,317	1,253
	218,046	210,734
Less accumulated depreciation	(95,687)	(81,812)
	$ 122,359	$ 128,922

Depreciation expense related to property, plant and equipment totaled approximately $20.4 million, $22.7 million and $22.5 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. Property, plant and equipment includes approximately $129,000 of interest capitalized during fiscal 2002, $291,000 during fiscal 2001 and $890,000 during fiscal 2000. The amounts shown above include $994,000 of machinery and equipment which are accounted for as capitalized leases and which have accumulated amortization of $681,000 at December 28, 2002. There were $994,000 of machinery and equipment accounted for as capitalized leases as of December 29, 2001, with accumulated amortization of $412,000.

5. Goodwill and Finite Lived Intangible Assets

Goodwill consists of the following (in thousands):

FISCAL YEAR	2002	2001
Goodwill	$ 117,394	$ 117,394
Less accumulated amortization	(10,990)	(10,990)
	$ 106,404	$ 106,404

Amortization expense related to goodwill was $0, $3.0 million and $3.1 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

Finite lived intangible assets consist of the following (in thousands):

FISCAL YEAR	2002	2001
Leasehold interests	$ 9,035	$ 9,035
Liquor licenses and other intangibles	104	104
	9,139	9,139
Less accumulated amortization	(1,724)	(1,247)
	$ 7,415	$ 7,892

Amortization expense related to finite lived intangible assets was $447,000, $426,000 and $498,000 in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

FISCAL YEAR	2002	2001
Wages and employee costs	$ 19,795	$ 20,087
Sales and personal property taxes	2,719	2,822
Real estate costs	7,802	9,689
Deferred charges and other accruals	7,627	6,928
	$ 37,943	$ 39,526

7. Notes Payable and Long Term Debt

Notes payable and long-term debt outstanding consists of the following (in thousands):

FISCAL YEAR ENDED	2002	2001
Capitalized leases	$ 162	$ 370
Note payable to related party; 9% interest rate per annum; unsecured		2,000
Bank line of credit due August 1, 2003; bearing interest at one-month LIBOR plus 3.75% (10.4% on $3.7 million and 5.9% on $79.8 million on December 29, 2001); collateralized by corporate assets		83,436
Bank term debt due August 1, 2003; bearing interest at one-month LIBOR plus 3.75% (10.4% on December 29, 2001); collateralized by corporate assets		38,823
Bank line of credit due August 1, 2003; bearing interest at prime plus 3.25% or one-month LIBOR plus 4.75% (11.4% on $3.7 million, 6.2% on $8.3 million and 7.5% on $2.3 million on December 28, 2002); collateralized by corporate assets (See discussion of new credit facility below.)	14,236	
Bank term debt due August 1, 2003; bearing interest at one-month LIBOR plus 4.75% (11.4% on December 28, 2002); collateralized by corporate assets (See discussion of new credit facility below.)	28,823	
	43,221	124,629
Less current portion	(146)	(12,338)
	$ 43,075	$ 112,291

The maturities of notes payable and long-term debt are as follows (in thousands):

FISCAL YEAR ENDING	
2003	$ 146
2004	16
2005	---
2006	43,059
	$ 43,221

Through February 26, 2003, the Company had a $125.0 million credit facility under which borrowing was limited to $115.0 million. The facility had two separate lines of credit, a revolving line of up to $86.2 million and a term loan of up to $28.8 million, each with a three-year term expiring on August 1, 2003. The interest rate on the facility was initially either prime plus 2.25% or one-month LIBOR plus 3.75% at the Company's election, and the rates increased by 0.5% starting January 1, 2002 and each six months thereafter through January 2003. As of December 28, 2002, there was $14.3 million in borrowings under the revolving loan and $28.8 in borrowings under the term loan. In February 2003, the Company refinanced its credit facility and reduced the total amount of the facility to a revolving line of $75.0 million with a three-year term expiring February 25, 2006, and a one-year renewal at the parties' option. The interest rate on the facility is currently either prime plus 1.0% or one-month LIBOR plus 2.25% at the Company's election, and the rates modify depending on the ratio of average total funded debt, as defined under the credit facility, plus six times rent expense, to EBITDAR for the four fiscal quarter periods then ended, as calculated on our quarterly compliance certificate. Additionally, the Company is charged a commitment fee on the unused portion of the line ranging from 0.25% to 0.5% based on performance objectives as defined in the credit agreement. The line of credit has certain financial covenants, including restrictions on the payment of dividends, and is collateralized by the Company's cash, fixed assets, equipment and leasehold mortgages in certain of its leases. In conjunction with the debt refinancing, the Company capitalized debt issuance costs of approximately $720,000 in the first quarter of fiscal 2003, to be amortized over the life of the agreement using the effective interest method. In addition, the Company has four letters of credit outstanding as of December 28, 2002 that total $4.1 million and expire in January 2003 ($30,000), August 2003 ($3.1 million) and November 2003 ($1.0 million).

In September 2000, the Company entered into an interest rate swap to hedge our exposure on variable rate debt positions. Variable rates are predominantly linked to LIBOR as determined by one-month intervals. The interest rate provided by the swap on variable rate debt is 6.7% effective February 26, 2003. At December 28, 2002, the notional principal amount of the interest rate swap agreement was $32.5 million, expiring in August 2003. The notional amount is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction on the amortized principal balance. In fiscal 2000, the loss included in other comprehensive loss for this cash flow hedge was approximately $12,000. In fiscal 2001, the loss included in other comprehensive loss for this cash flow hedge was approximately $1.2 million. In fiscal 2002, the loss included in other comprehensive income for this cash flow hedge was approximately $1.9 million.

8. Income Taxes

Income (loss) before income taxes consists of the following (in thousands):

FISCAL YEAR	2002	2001	2000
Domestic	$ 11,710	$ (69,370)	$ (24,358)
Foreign	(68)	269	778
	$ 11,642	$ (69,101)	$ (23,580)

Income tax expense (benefit) consists of the following (in thousands):

FISCAL YEAR	2002	2001	2000
Current:			
Federal	$ ---	$ (2,604)	$ (7,690)
State and foreign	677	(69)	(454)
	677	(2,673)	(8,144)
Deferred:			
Federal	4,455	(21,025)	(373)
State and foreign	(399)	(1,491)	(42)
	4,056	(22,516)	(415)
	$ 4,733	$ (25,189)	$ (8,559)

The differences between the U.S. federal statutory income tax rate and the Company's effective tax rate are as follows:

FISCAL YEAR	2002	2001	2000
Statutory tax rate	35.0%	(35.0)%	(35.0)%
State income taxes (benefit), net of federal income tax (benefit) expense	3.2	(2.3)	(2.4)
Tax effect of non-deductible goodwill	0.0	0.8	2.5
Foreign income taxes	3.1		
Other, net	(0.6)	(0.0)	(1.4)
Effective tax rate	40.7%	(36.5)%	(36.3)%

The increase in the Company's effective tax rate primarily relates to limitations on the Company's ability to utilize foreign tax credits due to net operating losses. The remainder of the change is attributable to an increase in state franchise taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

FISCAL YEAR	2002	2001
Deferred tax assets:		
Inventory-related	332	911
Vacation accrual	2,506	2,335
Real estate accruals	6,768	13,023
Net operating loss carryforward	14,967	9,267
Contribution and credit carryforward	1,455	802
Mark-to-market swap accrual	355	852
Other	145	512
Total deferred tax assets	26,528	27,702
Deferred tax liabilities:		
Property-related	(6,222)	(3,334)
Total deferred tax liabilities	(6,222)	(3,334)
Net deferred tax asset	20,306	24,368
Financial statements:		
Current deferred tax asset	4,656	5,378
Non-current deferred tax asset	15,650	18,990
Net deferred tax asset	20,306	24,368

During fiscal 2002, fiscal 2001 and fiscal 2000, the Company recognized \$479,000, \$102,000 and \$293,000, respectively, as a tax benefit directly to additional paid-in-capital related to noncompensatory stock plans.

At December 28, 2002 and December 29, 2001, the Company had a net operating loss carryforward of \$38.0 million and \$24.7 million, respectively, which begin to expire in 2021, and are available to offset future taxable income. Management has concluded that a valuation allowance is not required as it is more likely than not that the Company will be able to realize the benefit of the net operating loss carryforward through the generation of future taxable income.

9. Capital Stock

In September 2002, the Company raised net proceeds of \$48.3 million in an offering of the Company's equity to provide additional liquidity. The Company filed a registration statement on Form S-3 to register 3.25 million shares of the Company's common stock in connection with such placement, in addition to 1.2 million shares previously registered.

10. Stock Plans and Options

Employee Stock Purchase Plan. In August 1996, the Company's board of directors approved and adopted an Employee Stock Purchase Plan ("Purchase Plan") covering an aggregate of 287,307 shares of common stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the board of directors may authorize participation by eligible employees, including officers, in periodic offerings. The offering period for any offering will be no more than 27 months. The board authorized an offering commencing on the initial public offering date of October 22, 1996 and ending June 30, 1997, and sequential six-month offerings thereafter.

Employees are eligible to participate in the currently authorized offerings if they have been employed by the Company or an affiliate of the Company incorporated in the United States for at least six months preceding October 22, 1996. Employees can have up to 15% of their earnings withheld pursuant to the Purchase Plan and applied on specified purchase dates (currently the last day of each authorized offering) to the purchase of shares of common stock. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering or the relevant purchase date. As of December 28, 2002, there were approximately $377,000 of payroll deductions of which $376,000 were used to purchase 42,927 shares of common stock on December 31, 2002.

The Board suspended participation in the Purchase Plan effective January 29, 2001, when the available pool of shares was substantially exhausted. The Company obtained shareholder approval in May 2001 to increase the pool of stock by 500,000 shares, and participation was resumed in June 2001.

Equity Incentive Plan. The Company's Wild Oats Markets, Inc. 1996 Equity Incentive Plan (the "Incentive Plan") was adopted by the board of directors in August 1996. The Incentive Plan provides for the grant of incentive stock options to employees (including officers and employee-directors) and nonqualified stock options, restricted stock purchase awards and stock bonuses to employees and directors. The exercise price of options granted under the Incentive Plan is determined by the board of directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the grant date and the exercise price for a nonqualified stock option cannot be less than 85% of the fair market value of the common stock on the grant date. Outstanding options generally vest over a period of five years and generally expire ten years from the grant date.

Nonqualified Stock Option Plan. In 2001 the Company created the Wild Oats Markets, Inc. 2001 Nonofficer/Nondirector Equity Incentive Plan (the "Nonqualified Plan"). As of December 28, 2002, 486,000 shares of common stock were reserved for issuance under the Nonqualified Plan. The Nonqualified Plan provides for the grant of nonqualified stock options to employees of the Company who are not officers or directors. The exercise price of options granted under the Nonqualified Plan is determined by the board of directors, provided that the exercise price for a nonqualified stock option cannot be less than 85% of the fair market value of the common stock on the grant date. Outstanding options generally vest over a period of five years and generally expire ten years from the grant date.

Individual Stock Option Plans. The Company also created four nonqualified stock option plans, two in May and one in each of September and December of 2001, as inducements to certain executives to accept offers of employment with the Company. The total amount of options available for grant and granted under the four plans is 410,000 shares. Under each plan, the exercise price of the stock options is determined by the board of directors, provided that the exercise price cannot be less than 85% of fair market value of the common stock on the grant date. Outstanding options vest over a four-year period with an expiration date 10 years from the date of grant.

Fair Values. The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following weighted-average assumptions:

FISCAL YEAR	2002	2001	2000
Estimated dividends	None	None	None
Expected volatility	69%	52%	68%
Risk-free interest rate	1.2%	1.8%	4.8%
Expected life (years)	0.5	0.5	0.5
Weighted-average fair value per share	$2.74	$2.40	$1.16

The fair value of each option grant under the Company's aggregated incentive and nonqualified stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

FISCAL YEAR	2002	2001	2000
Estimated dividends	None	None	None
Expected volatility	69%	52%	68%
Risk-free interest rate	3.02%	4.55%	5.75%
Expected life (years)	4.2	4.8	7.0
Weighted-average fair value per share	\$5.94	\$4.02	\$6.46

The fiscal 2002, fiscal 2001 and fiscal 2000 weighted-average grant date per share fair values and weighted-average exercise prices of options granted equal to and below market value on the date of grant are as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE FAIR VALUE	WEIGHTED AVERAGE EXERCISE PRICE
Options granted below market value	105,502	\$ 6.48	\$ 9.35
Options granted equal to market value	583,225	\$ 5.84	\$ 10.67
Total options granted fiscal 2002	688,727	\$ 5.94	\$ 10.47
Options granted below market value	166,095	\$ 4.29	\$ 6.86
Options granted equal to market value	2,060,370	\$ 4.00	\$ 8.13
Total options granted fiscal 2001	2,226,465	\$ 4.02	\$ 8.04
Options granted below market value	190,591	\$ 7.09	\$ 9.34
Options granted equal to market value	691,241	\$ 6.29	\$ 10.32
Total options granted fiscal 2000	881,832	\$ 6.46	\$ 10.13

A summary of the status of the Company's aggregated incentive and nonqualified stock options plans as of the 2002, 2001 and 2000 fiscal year ends and changes during the years ending on those dates is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding as of January 1, 2000	1,808,208	\$ 14.68
Granted	881,832	\$ 10.13
Forfeited	(203,434)	\$ 18.53
Exercised	(86,777)	\$ 7.55
Outstanding as of December 30, 2000	2,399,829	\$ 12.94
Granted	2,226,465	\$ 8.04
Forfeited	(1,136,109)	\$ 11.36
Exercised	(134,252)	\$ 6.57
Outstanding as of December 29, 2001	3,355,933	\$ 10.36
Granted	688,727	\$ 10.47
Forfeited	(362,459)	\$ 11.90
Exercised	(250,765)	\$ 7.66
Outstanding as of December 28, 2002	3,431,436	\$ 10.30

The following table summarizes information about incentive and nonqualified stock options outstanding and exercisable at December 28, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.65 – 5.30	65,322	4.8 years	$ 4.23	44,062	$ 4.22
$5.30 – 7.95	986,606	7.4	$ 7.20	501,465	$ 7.07
$7.95 – 10.60	1,379,371	8.2	$ 9.26	513,767	$ 9.14
$10.60 – 13.25	524,375	8.1	$ 11.28	170,936	$ 11.40
$13.25 – 15.90	45,476	4.9	$ 14.95	45,476	$ 14.95
$15.90 – 18.55	181,695	5.5	$ 16.93	136,990	$ 16.95
$18.55 – 21.20	105,567	5.6	$ 19.78	81,925	$ 19.62
$21.20 – 23.85	84,040	6.5	$ 22.24	51,301	$ 22.26
$23.85 – 26.50	58,984	6.0	$ 26.50	35,502	$ 26.50
	3,431,436	7.5	$ 10.30	1,581,424	$ 10.79

At December 28, 2002, 795,238 shares were available for future grant under the Incentive Plan, and 3,870 shares were available for future grant under the Nonqualified Plan. At December 28, 2002, December 29, 2001 and December 30, 2000, options for 1,581,424, 1,011,008 and 975,708 shares with weighted average exercise prices of $10.79, $12.07 and $11.66, respectively, were exercisable.

11. Litigation

Wild Oats Markets Canada, Inc., as successor to Alfalfa's Canada, Inc., a Canadian subsidiary of the Company, is a defendant in Helen Fakhri and Ady Aylon, as Representative Plaintiffs v. Alfalfa's Canada, Inc., a class action suit brought in the Supreme Court, British Columbia, Canada by representative plaintiffs alleging to represent two classes of plaintiffs – those who contracted Hepatitis A allegedly through the consumption of food purchased at a Capers Community Market in the spring of 2002, and those who were inoculated against Hepatitis A as a result of news alerts by Capers and the Vancouver Health Authority. The Company intends to vigorously defend both class certification and the suit itself. The Company is not able to estimate the potential outcome of the suit at this time.

In April 2000, the Company was named as defendant in S/H –Ahwatukee, LLC and YP- Ahwatukee LLC v. Wild Oats Markets, Inc., Superior Court of Arizona, Maricopa County, by a landlord alleging Wild Oats breached a continuous operations clause arising from the closure of a Phoenix, Arizona store. The landlord dismissed the same suit, filed in 1999, without prejudice in 1999, after the Company presented a possible acceptable subtenant, but subsequently rejected the subtenant. Plaintiff claimed $1.5 million for diminution of value of the shopping center plus accelerated rent, fees and $360,000 in attorneys' fees and costs. After trial in November 2001, the judge awarded the plaintiff $326,000 in damages and $210,000 in attorneys' fees. The Company has appealed the judgment. Execution on the judgment is stayed pending the outcome of the appeal by the Company's payment to the Superior Court of $625,000 (an amount equal to the amount of the judgment and the parties' agreed estimate of accrued interest thereon). A hearing on the appeal has been requested and will be scheduled by the Appellate Court.

In October 2000, the Company was named as defendant in 3601 Group Inc. v. Wild Oats Northwest, Inc., Wild Oats, Inc. and Wild Oats Markets, Inc., a suit filed in Superior Court for King County, Washington, by a property owner who claims that Alfalfa's Inc., our predecessor on interest, breached a lease in 1995 related to certain property in Seattle, Washington. After trial, a jury awarded $0 in damages to the plaintiffs, and the Company was subsequently awarded $190,000 in attorneys' fees. The plaintiff filed for bankruptcy and the Company is currently pursuing our claim as a secured creditor.

In September 2002, the Company filed suit against Michael Gilliland and Elizabeth Cook, former officers and directors and greater than 5% stockholders of the Company, together with two individuals and three limited liability corporations, for a temporary restraining order and damages related to a breach of Mr. Gilliland's noncompetition covenant, contained in his 1996 employment agreement, arising from the opening of a competitive grocery store in New Mexico. The lawsuit is captioned Wild Oats Markets, Inc. v. Michael C. Gilliland, Elizabeth C. Cook, Mark R. Clapp; Patrick Gilliland, Westside Farmer's Market LLC, Westside Liquors LLC and Milagro Café LLC. Mr. Gilliland and Ms. Cook have counterclaimed, claiming that Ms. Cook was entitled to severance payments, and that both were undercompensated in the receipt of option grants. After a hearing, the court issued a temporary restraining order against Mr. Gilliland, prohibiting him from engaging in the operation of the competing grocery store. The temporary restraining order was subsequently vacated at the Company's request and the Company dropped its claims for injunctive relief as it did not believe the injunctive relief granted made any mterial difference in Mr. Gilliland's behavior. The Company discontinued severance payments made to Mr. Gilliland based on his material breach of his employment contract. The Company continues to pursue its suit for damages. A date for trial of the remaining claims has not been set.

The Company also is named as defendant in various actions and proceedings arising in the normal course of business. In all of these cases, the Company is denying the allegations and is vigorously defending against them and, in some cases, has filed counterclaims. Although the eventual outcome of the various lawsuits cannot be predicted, it is management's opinion that these lawsuits will not result in liabilities that would materially affect the Company's consolidated results of operations, financial position, or cash flows.

12. Commitments

The Company has numerous operating leases related to facilities occupied and store equipment. These leases generally contain renewal provisions at the option of the Company. Total rental expense (consisting of minimum rent and contingent rent) under these leases was $37.2 million, $37.6 million and $34.5 million during fiscal 2002, fiscal 2001and fiscal 2000, respectively.

Future minimum lease payments under noncancelable operating leases as of December 28, 2002 are summarized as follows (in thousands):

FISCAL YEAR		
2003	$	30,154
2004		29,102
2005		28,340
2006		26,777
2007		25,304
Thereafter		224,398
Total minimum lease payments	$	364,075

Minimum rentals for operating leases do not include contingent rentals that may become due under certain lease terms that provide that rentals may be increased based on a percentage of sales. During fiscal 2002, fiscal 2001 and fiscal 2000, the Company paid contingent rentals of $949,000, $734,000 and $445,000, respectively.

Included in the $364.1 million of minimum lease payments is $18.4 million, which is related to lease costs for closed stores. The Company is actively working to defease these payments through assignments, subleases or terminations of the lease obligations.

As of December 28, 2002, the Company had commitments under construction contracts totaling $854,000.

13. Restructuring and Asset Impairment Charges

Fiscal 2002

During the fourth quarter of fiscal 2002, the Company recorded restructuring and asset impairment income of $6,000 consisting of the following components:

Gain on sale of assets during the fourth quarter of fiscal 2002	$	(130,000)
Change in estimate related to lease-related liabilities for sites previously identified for closure or sale		(3,437,000)
Lease-related liabilities for three additional stores identified during the fourth quarter of fiscal 2002 to be closed or sold by the end of fiscal 2003		3,552,000
Severance for employees terminated during the fourth quarter of fiscal 2002		9,000
Total restructuring and asset impairment income	$	(6,000)

Details of the significant components are as follows:

- *Gain on sale of assets during the fourth quarter of fiscal 2002 ($130,000 of asset disposal income).* During the fourth quarter of fiscal 2002, the Company sold a liquor license for a closed location in Mission Viejo, California for a higher price than originally estimated. Additionally, the Company received an insurance settlement for a claim relating to the location in Madison, New Jersey, where the assets had previously been written off. Therefore, the Company recognized asset disposal income of $130,000 during the fourth quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale ($3.4 million of restructuring income).* During the fourth quarter of fiscal 2002, the Company negotiated the early termination of leases in West Hollywood, California and San Antonio, Texas. The Company also secured viable subtenants for locations in Vancouver, Washington and Boulder, Colorado. Additional information received in fiscal 2002 resulted in a revision in the total rent allocated to one vacant location in Albuquerque, New Mexico, previously included within a restructuring charge; therefore, the Company revised the estimate for future lease obligations. Based on these changes in facts and circumstances and the related changes in estimates, the Company adjusted or reversed the remaining lease-related liabilities previously recorded for these locations and therefore recognized restructuring income of $3.4 million during the fourth quarter of fiscal 2002.

- *Lease-related liabilities for three additional stores identified during the fourth quarter of fiscal 2002 to be closed or sold by the end of fiscal 2003 ($3.6 million of restructuring expense).* During the fourth quarter of fiscal 2002, the Company decided to close or sell three additional locations due to lower than anticipated operational performance. The lease-related liabilities for these locations represent the Company's estimate to dispose of these lease obligations based on current disposition efforts, and is attributable to deteriorating real estate markets in certain regions, existing lease obligations at above-market rates, and unattractive site characteristics. The charge for exit costs assumes, based on the Company's current results at disposition efforts, that the Company will be successful in disposing of these long-term lease obligations within the next five years. Facts and circumstances can change in the future with respect to the above attributes affecting the ultimate resolution of these exit costs. The Company will make appropriate adjustments to the restructuring liabilities contemporaneous with the change in facts and circumstances.

- *Severance for employees terminated during the fourth quarter of fiscal 2002 ($9,000 of restructuring expense).* During the fourth quarter of fiscal 2002, two employees were terminated with the sale of one Vitamin Expo location during the fourth quarter of fiscal 2002. The employees were notified of their involuntary termination during the fourth quarter of fiscal 2002. As of December 28, 2002, all $9,000 of involuntary termination benefits had been paid to terminated employees.

During the third quarter of fiscal 2002, the Company recorded restructuring and asset impairment income of $174,000 consisting of the following components:

Gain on sale of assets for a site sold during the third quarter of fiscal 2002	$	(85,000)
Change in estimate related to lease-related liabilities for sites previously identified for closure or sale		(100,000)
Fixed asset impairments for one additional store identified and closed in the third quarter of fiscal 2002		6,000
Lease-related liabilities for one additional store identified and closed in the third quarter of fiscal 2002		5,000
Total restructuring and asset impairment income	$	(174,000)

Details of the significant components are as follows:

- *Gain on sale of assets for a site sold during the third quarter of fiscal 2002 ($85,000 of asset disposal income).* During the third quarter of fiscal 2002, the Company sold a closed kitchen facility in Santa Fe, New Mexico for a higher price than originally estimated. Therefore, the Company recognized asset disposal income of $85,000 during the third quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale ($100,000 of restructuring income).* During the third quarter of fiscal 2002, the Company negotiated the early termination of a lease in Tempe, Arizona. During the third quarter of fiscal 2002, the Company also terminated lease obligations for a site in Denver, Colorado. Based on these changes in facts and circumstances and the related changes in estimates, the Company reversed the remaining lease-related liabilities previously recorded for these locations and therefore recognized restructuring income of $100,000 during the third quarter of fiscal 2002.

- *Fixed asset impairments for one additional store identified and closed in the third quarter of fiscal 2002 ($6,000 of asset impairment expense).* During the third quarter of fiscal 2002, the Company decided to close one small vitamin store operated under the "Vitamin Expo" tradename as part of brand consolidation. The assets were disposed by the end of fiscal 2002.

- *Lease-related liabilities for one additional store identified and closed in the third quarter of fiscal 2002 ($5,000 of restructuring expense).* During the third quarter of fiscal 2002, the Company exercised the right of early lease termination with 90 days' notice to the landlord for a small vitamin store in El Paso, Texas. The lease-related liabilities for this location represent the remaining lease cost through termination in the fourth quarter of fiscal 2002.

During the second quarter of fiscal 2002, the Company recorded restructuring and asset impairment expense of $0 consisting of the following components:

Fixed asset impairments for sites previously identified for closure or sale	$	35,000
Change in estimate related to lease-related liabilities for sites previously identified for closure or sale		(678,000)
Fixed asset impairments for one additional store identified in the second quarter of fiscal 2002 to be closed during the third quarter of fiscal 2002		131,000
Fixed asset impairments for store construction project discontinuation		370,000
Severance for employees terminated during the second quarter of fiscal 2002		142,000
Total restructuring and asset impairment charge	$	0

Details of the significant components are as follows:

- *Fixed asset impairments for sites previously identified for closure or sale ($35,000 of asset impairment expense).* During the second quarter of fiscal 2002, the Company determined that certain fixed assets were not compatible with the Company's new store design. Due to the implementation of the new store design, such assets could not be relocated as contemplated under the original restructuring plan. As a result, the Company determined it could not recover the previously estimated carrying value of these assets, and therefore recognized an asset impairment charge of approximately $170,000 during the second quarter of fiscal 2002. The assets were fully disposed by the end of fiscal 2002. Additionally, during the second quarter of fiscal 2002, the Company determined that it could partially recover the carrying value of certain fixed assets used in store front-end operations that were previously written off; therefore, the Company recognized asset disposal income of approximately $135,000 during the second quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale ($678,000 of restructuring income).* During the second quarter of fiscal 2002, the Company negotiated the early termination of a lease of property at which the Company had operated a kitchen in Los Angeles, California. Also during the quarter, the Company subleased a closed location in Hartford, Connecticut for the remaining lease term and provided a subsidy for the sublessee; the previously estimated lease-related liabilities in excess of the subsidy were reversed. Additionally, the Company subleased a site in Vancouver, British Columbia, Canada, for the remaining lease term and consequently reversed the previously estimated lease-related liabilities. For space adjacent to the Company's operating store in West Hartford, Connecticut, the Company negotiated a lease amendment with the landlord during the second quarter of fiscal 2002 and, as a result, will be removed from the lease in the first quarter of fiscal 2003; the Company reversed the excess lease-related liabilities previously recorded. Due to these changes in facts and circumstances and the related changes in estimates, the Company recorded restructuring income during the second quarter of fiscal 2002.

- *Fixed asset impairments for one additional store identified in the second quarter of fiscal 2002 to be closed during the third quarter of fiscal 2002 ($131,000 of asset impairment expense).* During the second quarter of fiscal 2002, the Company decided to close one store in the third quarter of fiscal 2002 due to failure to extend the lease term with the landlord. The assets were disposed during the third quarter of fiscal 2002.

- *Fixed asset impairments for store construction project discontinuation ($370,000 of asset impairment expense).* During the second quarter of fiscal 2002, the Company determined that a new store design was required and construction of new stores based on the previously developed designs would be abandoned to incorporate the new store design changes. Assets in this charge included abandoned construction in progress (primarily leasehold improvements). The Company determined that it could not recover the carrying value of these fixed assets, and therefore recognized an asset impairment charge and disposed of the assets during the second quarter of fiscal 2002.

- *Severance for employees terminated during the second quarter of fiscal 2002 ($142,000 of restructuring expense).* During the second quarter of fiscal 2002, 65 employees were terminated in conjunction with the closure of one store in Cleveland, Ohio and the closure of the bakery operations within one support facility in Denver, Colorado during the quarter. The employees were notified of their involuntary termination during the second quarter of fiscal 2002. As of December 28, 2002, all $142,000 of the involuntary termination benefits had been paid to terminated employees.

During the first quarter of fiscal 2002, the Company recorded restructuring and asset impairment income of $652,000 consisting of the following components:

Change in estimate related to lease-related liabilities for sites previously identified for closure or sale that were closed, sold or disposed of during the first quarter of fiscal 2002	$	(761,000)
Gain on sale of assets for a site sold during the first quarter of fiscal 2002		(253,000)
Change in estimate related to lease-related liabilities for sites previously identified for closure or sale		93,000
Severance for employees terminated during the first quarter of fiscal 2002		269,000
Total restructuring and asset impairment income	$	(652,000)

Details of the significant components are as follows:

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale that were closed, sold or disposed of during the first quarter of fiscal 2002 ($761,000 of restructuring income).* During the first quarter of fiscal 2002, the Company sold one store in Victoria, British Columbia, Canada. The purchaser assumed the lease-related obligations associated with this store. Based on this change in facts and circumstances, the Company reversed the remaining lease-related liabilities previously recorded for this store and therefore recognized restructuring income of $649,000 during the first quarter of fiscal 2002. During the first quarter of fiscal 2002, the Company also completed payment obligations for terminated lease obligations for sites in Boca Raton, Florida; Santa

Fe, New Mexico and Framingham, Massachusetts; based on this change in facts and circumstances, the Company reversed the remaining lease-related liabilities previously recorded for these stores and therefore recognized restructuring income of $112,000 during the first quarter of fiscal 2002.

- *Gain on sale of assets for a site sold during the first quarter of fiscal 2002 ($253,000 of asset disposal income).* During the first quarter of fiscal 2002, the Company sold one store in Victoria, British Columbia, Canada. The sale agreement included payment for fixed assets. Based on this change in facts and circumstances, the Company recorded the gain on the sale of the fixed assets and therefore recognized asset disposal income of $253,000 during the first quarter of fiscal 2002.

- *Change in estimate related to lease-related liabilities for sites previously identified for closure ($93,000 of restructuring expense).* During the first quarter of fiscal 2002, the Company determined the likelihood of securing a subtenant for certain space in Tempe, Arizona was now remote due to the Company's obligation being at above-market rates, the unattractive site characteristics, and increasingly difficult real estate market conditions. With this change in facts and circumstances, the Company decided to fully reserve the remaining lease obligations of the site and therefore recognized a restructuring charge of $93,000 during the first quarter of fiscal 2002. There was a related change in estimate during the third quarter of fiscal 2002 following the negotiation of an early lease termination that resulted in the recognition of $91,000 in restructuring income.

- *Severance for employees terminated during the first quarter of fiscal 2002 ($269,000 of restructuring expense).* During the first quarter of fiscal 2002, 103 employees were terminated in conjunction with the closure of two stores in Boca Raton, Florida and Chesterfield, Missouri during the first quarter of fiscal 2002. The employees were notified of their involuntary termination during the first quarter of fiscal 2002. As of December 28, 2002, all $269,000 of the involuntary termination benefits had been paid to terminated employees.

Fiscal 2001

As a result of hiring a new chief executive officer just prior to the beginning of the second quarter of fiscal 2001 and a comprehensive review conducted by the new chief executive officer of the business and strategic repositioning efforts of the Company during the second quarter of fiscal 2001, management identified and committed to a restructuring plan during the second quarter of fiscal 2001 and has recorded a restructuring and asset impairment charge of $54.8 million (such asset impairments were recorded in accordance with SFAS 121, *Accounting for the Impairment of Long-lived Assets and for Assets to be Disposed of).* The significant components of the charge are as follows:

Change in estimate related to fixed asset impairments for previously identified sites held for disposal	$	1.5 million
Change in estimate related to lease-related liabilities for previously identified sites for closure		15.9 million
Fixed asset impairments for three additional stores identified in the second quarter of fiscal 2001 to be abandoned, closed, or sold by the end of fiscal 2001		1.8 million
Lease-related settlements for three additional stores identified in the second quarter of fiscal 2001 to be abandoned, closed, or sold by the end of fiscal 2001		(0.4 million)
Fixed asset impairments for subleased properties identified during the second quarter of fiscal 2001		1.7 million
Lease-related liabilities for subleased properties identified during the second quarter of fiscal 2001		10.0 million
Fixed asset impairments for regional and departmental office closures and consolidations during the second quarter of fiscal 2001		3.0 million
Fixed asset impairments for store construction project discontinuation		2.3 million
Lease-related liabilities for store construction project discontinuation		0.6 million
Severance for employees terminated during the second quarter of fiscal 2001		2.5 million
Total	$	38.9 million

Details of the significant components of the charge are as follows:

- *Change in estimate related to fixed asset impairments for previously identified sites held for disposal ($1.5 million)* – During the second quarter of fiscal 2001, the Company determined that these fixed assets were not compatible with a new store design. Due to the new store design, such assets could not be relocated as contemplated under the original restructuring plan. As a result, the Company determined it could not recover the previously estimated carrying value of these assets, and therefore recognized an impairment charge and disposed of the assets during the second quarter of fiscal 2001.

- *Change in estimate related to lease-related liabilities for previously identified sites for closure ($15.9 million)* – During the second quarter of fiscal 2001, the Company determined that additional periods of time are necessary to dispose of certain lease obligations. This determination was driven by results of current disposition efforts by the Company, and is attributable to deteriorating real estate markets in certain regions, existing lease obligations at above-market rates, and unattractive site characteristics. The charge for exit costs assumes, based on the Company's current results of disposition efforts, that the Company will be successful in disposing of these long-term lease obligations within the next five years. Facts and circumstances can change in the future with respect to the above attributes affecting the ultimate resolution of these exit costs. The Company will make appropriate adjustments to the restructuring liabilities contemporaneous with the change in facts and circumstances.

- *Fixed asset impairments for three additional stores identified in the second quarter of fiscal 2001 to be abandoned, closed, or sold by the end of fiscal 2001 ($1.8 million)* – During the second quarter of fiscal 2001, the Company became involved in litigation filed by the landlord of a site under construction. The Company decided not to proceed with the opening of the store and consequently abandoned the site and the related fixed assets (leasehold improvements) totaling $1.5 million during the second quarter of fiscal 2001. Additionally, the fixed assets of two other stores that were scheduled to be closed by the end of fiscal 2001 comprised the remaining $300,000 of the charge.

- *Fixed asset impairments for subleased properties identified during the second quarter of fiscal 2001 ($1.7 million)* - These asset impairments relate to leasehold improvements made by the Company in subleased properties for specific subtenants. During the second quarter of fiscal 2001, certain subtenants either vacated the improved properties without prior notice or gave notice to the Company that they planned to vacate the properties shortly, and certain other subtenants were in financial distress and in one case, had filed for bankruptcy protection. The Company determined that it could not recover the carrying value of these build-to-suit leasehold improvements and therefore recognized an impairment charge. Certain of these assets were disposed of during the second quarter of fiscal 2001 and the remainder of which were disposed of by the end of fiscal 2001.

- *Lease-related liabilities for subleased properties identified during the second quarter of fiscal 2001 ($10.0 million)* - During the second quarter of fiscal 2001, certain subtenants either vacated the improved properties without prior notice or gave notice to the Company that they planned to vacate the properties shortly. The Company also was informed in the second quarter that certain other subtenants were in financial distress and in one case, had filed for bankruptcy protection. The lease-related liabilities represent the Company's estimate to dispose of these lease obligations based on current disposition efforts by the Company, and is attributable to deteriorating real estate markets in certain regions, existing lease obligations at above-market rates, and unattractive site characteristics. The charge for exit costs assumes, based on the Company's current results of disposition efforts, that the Company will be successful in disposing of these long-term lease obligations within the next five years. Facts and circumstances can change in the future with respect to the above attributes affecting the ultimate resolution of these exit costs. The Company will make appropriate adjustments to the restructuring liabilities contemporaneous with the change in facts and circumstances.

- *Fixed asset impairments for regional and departmental office closures and consolidations during the second quarter of fiscal 2001 ($3.0 million)* – As part of the Company's reorganization during the second quarter of fiscal 2001, the Company reduced its regional offices from 11 to five offices, and eliminated much of its construction department. In conjunction with these modifications to regional and departmental structures, the Company determined that it could not recover the carrying value of the fixed assets used by certain regional and departmental offices and the construction department and therefore recognized an impairment charge and disposed of the assets during the second quarter of fiscal 2001.

- *Fixed asset impairments for store construction project discontinuation ($2.3 million)* – During the second quarter of fiscal 2001, the Company determined that a new store design was required and construction of new stores and expansion and remodel activities at existing stores based on the previously developed designs would be abandoned to incorporate the new store design changes. Assets in this charge included abandoned construction in progress (primarily leasehold improvements). The Company determined that it could not recover the carrying value of these fixed assets, and therefore recognized an impairment charge and disposed of the assets during the second quarter of fiscal 2001.

- *Severance for employees terminated during the second quarter of fiscal 2001 ($2.5 million)* - During the second quarter of fiscal 2001, 104 of the Company's 9,000 employees were terminated as part of the Company's restructuring plan. The terminated employee groups were regional store support, construction and new store development, and corporate office personnel. As of December 28, 2002, $2.5 million of involuntary termination benefits had been paid to terminated employees.

In addition to the $38.9 million of restructuring charges described above, management has also identified asset impairment charges of $15.9 million in accordance with the provisions of SFAS 121 related to five stores held for use. The assets became impaired in the second quarter of fiscal 2001 because the projected future cash flows of each store at that time were not sufficient to fully recover the carrying value of the stores' long-lived assets. In determining whether an impairment exists, the Company estimates the store's future cash flows on an undiscounted basis, and if the cash flows are not sufficient to recover the carrying value, then the Company uses a discounted cash flow based on a risk-adjusted discount rate, to adjust its carrying value of the assets and records a provision for impairment as appropriate. The Company believes the weak performance from the stores included in the asset impairment charge were caused by significant budget overruns in construction (one store), poor site location (two stores) or insufficient advertising in new regional markets (two stores). The Company continually reevaluates its stores' performance to monitor the carrying value of its long-lived assets in comparison to projected cash flows.

Elements that could contribute to impairment of long-lived assets include new competition, overruns in construction costs, or poor operating results caused by a variety of factors, including improper site selection, insufficient advertising, or changes in local, regional or national economies. There is no assurance that in the future, additional long-lived assets will not be deemed impaired.

After a comprehensive review of its support facilities was completed by management during the third quarter of fiscal 2001, the Company determined that the operations of certain support facilities should be eliminated. As a result, in the third quarter of fiscal 2001, the Company recorded a restructuring and asset impairment charge of $776,000 resulting primarily from the closure of three support facilities: a bakery in Tucson, Arizona, and two commissary kitchens in Los Angeles, California and Santa Fe, New Mexico.

During the fourth quarter of fiscal 2001, the Company recorded restructuring income of $5.7 million consisting of the following components:

Change in estimate related to lease-related liabilities for sites previously identified for closure or sale that were closed, sold or disposed of during the fourth quarter of fiscal 2001 and the first quarter of fiscal 2002	$	(10.1 million)
Change in estimate related to fixed asset impairments for four stores previously identified for closure or sale		(1.6 million)
Change in estimate related to lease-related liabilities for four stores previously identified for closure or sale		(1.1 million)
Fixed asset impairments for three additional stores and one support facility identified during the fourth quarter of fiscal 2001		3.3 million
Lease-related liabilities for three additional stores and one support facility identified during the fourth quarter of fiscal 2001		3.6 million
Severance for employees terminated during the fourth quarter of fiscal 2001		0.2 million
Total restructuring income	$	(5.7 million)

- *Change in estimate related to lease-related liabilities for sites previously identified for closure or sale that were closed, sold or disposed of during the fourth quarter of fiscal 2001 and the first quarter of fiscal 2002 ($10.1 million of restructuring income)* – During the fourth quarter of fiscal 2001, the Company sold two stores in San Anselmo and Sacramento, California, in related transactions; the Company subsequently sold two additional stores in Berkeley and Sunnyvale, California, to the same purchaser of the other northern California stores. In conjunction with these transactions, the purchaser assumed the lease-related obligations associated with these stores. Based on this change in facts and circumstances, the Company reversed the remaining lease-related liabilities previously recorded for these stores and therefore recognized restructuring income of $3.7 million during the fourth quarter of fiscal 2001. During the fourth quarter of fiscal 2001 and the first quarter of fiscal 2002, the Company also terminated lease obligations for sites in Madison, New Jersey and Boca Raton, Florida, respectively; based on this change in facts and circumstances, the Company reversed the remaining lease-related liabilities previously recorded for these stores and therefore recognized restructuring income of $6.4 million during the fourth quarter of fiscal 2001.

- *Change in estimate related to fixed asset impairments for four stores previously identified for closure or sale ($1.6 million of restructuring income)* – Due to changes in facts and circumstances during the fourth quarter of fiscal 2001, the Company determined that four stores previously identified as sites held for disposal would continue to operate in their existing locations. Three of the stores were expected to be closed in conjunction with the Company's opening of new stores in the respective trade areas; however, during the fourth quarter of fiscal 2001, the Company decided to abandon the new store sites and continue to operate the existing stores. With regard to the fourth store, management decided in the fourth quarter of fiscal 2001 to continue to operate the store in its existing location after completing a competitive analysis of the market area and a reevaluation of the operations of the store in the fourth quarter of fiscal 2001, which showed that the store was achieving acceptable performance levels and demonstrating positive performance trends following the implementation of the Fresh Look program late in the third quarter of fiscal 2001. As a result, the Company reversed the restructuring charge previously recorded for the fixed asset impairments related to these four stores and therefore recognized restructuring income of $1.6 million during the fourth quarter of fiscal 2001.

- *Change in estimate related to lease-related liabilities for four stores previously identified for closure or sale ($1.1 million of restructuring income)* – Due to changes in facts and circumstances during the fourth quarter of fiscal 2001, the Company determined that four stores previously identified as sites held for disposal would continue to operate in their existing locations. Three of the stores were expected to be closed in conjunction with the Company's opening of new stores in the respective trade areas; however, during the fourth quarter of fiscal 2001, the Company decided to abandon the new store sites and continue to operate the existing stores. With regard to the fourth store, management decided in the fourth quarter of fiscal 2001 to continue to operate the store in its existing location after completing a competitive analysis of the market area and a reevaluation of the operations of the store in the fourth quarter of fiscal 2001, which showed that the store was achieving acceptable performance levels and demonstrating positive performance trends following the implementation of the Fresh Look program late in the third quarter of fiscal 2001. As a result, the Company reversed the restructuring charge previously recorded for the long-term lease obligations related to these four stores and therefore recognized restructuring income of $1.1 million during the fourth quarter of fiscal 2001.

- *Fixed asset impairments for three additional stores and one support facility identified in the fourth quarter of fiscal 2001 to be closed or sold by the second quarter of fiscal 2002 ($3.3 million of restructuring expense)* – During the fourth quarter of fiscal 2001, the Company decided to close two stores in fiscal 2002 following the negotiation of a lease obligation settlement for one store in the fourth quarter of fiscal 2001 and the completion of an operations analysis for the other store, which showed that the intensive Fresh Look marketing and merchandising efforts initiated at the store early in the fourth quarter of 2001 were not improving the store's sales and profit trends. The Company also decided to close one support facility in the second quarter of fiscal 2002 after determining in the fourth quarter of fiscal 2001 to outsource the operations of the support facility to an identified external food service supplier. The Company determined that it could not recover the carrying value of the fixed assets at these locations and therefore recognized an impairment charge. Certain of these assets were disposed of during the first quarter of fiscal 2002, and the remainder was disposed of by the end of the second quarter of fiscal 2002.

  During the fourth quarter of fiscal 2001, the Company also decided to abandon construction of a new store in Kansas City, Missouri, due to location and parking-related issues. Assets in this charge included abandoned construction in progress (primarily leasehold improvements). The Company determined that it could not recover the carrying value of these fixed assets and therefore recognized an impairment charge and disposed of the assets during the fourth quarter of fiscal 2001.

- *Lease-related liabilities for three additional stores and one support facility identified during the fourth quarter of fiscal 2001 to be closed or sold by the second quarter of fiscal 2002 ($3.6 million of restructuring expense)* – During the fourth quarter of fiscal 2001, the Company decided to close two stores in fiscal 2002 following the negotiation of a lease obligation settlement for one store in the fourth quarter of fiscal 2001 and the completion of an operations analysis for the other store, which showed that the intensive Fresh Look marketing and merchandising efforts initiated at the store early in the fourth quarter of 2001 were not improving the store's sales and profit trends. The Company also decided to close one support facility in the second quarter of fiscal 2002 after determining in the fourth quarter of fiscal 2001 to outsource the operations of the support facility to an identified external food service supplier. The lease-related liabilities for these locations represent our estimate to dispose of these lease obligations based on current disposition efforts, and is attributable to deteriorating real estate markets in certain regions, existing lease obligations at above-market rates, and unattractive site characteristics. The charge for exit costs assumes, based on our current results of disposition efforts, that the Company will be successful in disposing of these long-term lease obligations within the next five years. Facts and circumstances can change in the future with respect to the above attributes affecting the ultimate resolution of these exit costs. The Company will make appropriate adjustments to the restructuring liabilities contemporaneous with the change in facts and circumstances.

During the fourth quarter of fiscal 2001, the Company also decided to abandon construction of a new store in Kansas City, Missouri, due to location and parking-related issues. The Company terminated the lease obligation for $155,000 during the fourth quarter of fiscal 2001.

- *Severance for employees terminated during the fourth quarter of fiscal 2001 ($0.2 million)* – During the fourth quarter of fiscal 2001, 33 employees were terminated in conjunction with the closure of four support facilities during the fourth quarter of fiscal 2001. The employees were notified of their involuntary termination during the fourth quarter of fiscal 2001. As of December 28, 2002, all $155,000 of the involuntary termination benefits had been paid to terminated employees.

Sales and store contribution to profit (sales less cost of goods sold, occupancy costs, and direct store expenses) for the fiscal year ended December 28, 2002, December 29, 2001 and December 30, 2000 for stores that were held for disposal are as follows (unaudited, in thousands):

FISCAL YEAR	2002	2001	2000
Sales	$ 24,229	$ 35,171	$ 95,242
Store contribution to profit	$ (1,576)	$ (1,979)	$ 146

The effect of suspending depreciation for assets held for disposal was approximately $34,000, $913,000 and $1.7 million for the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

The carrying value of those assets held for disposal as of December 28, 2002, December 29, 2001 and December 30, 2000 was approximately $0, $125,000 and $509,000, respectively.

In addition to the restructuring charges described above, management also identified asset impairment charges of $5.0 million in accordance with the provisions of SFAS 121 related to four stores held for use. These assets became impaired in the fourth quarter of fiscal 2001 because the projected future cash flows of each store at that time were not sufficient to fully recover the carrying value of the stores' long-lived assets. In determining whether an impairment exists, the Company estimates the store's future cash flows on an undiscounted basis, and if the cash flows are not sufficient to recover carrying value, then the Company uses a discounted cash flow based on a risk-adjusted discount rate, to adjust its carrying value of the assets and records a provision for impairment as appropriate. The Company believes the weak performance from the stores included in the asset impairment charge were caused by poor site location (two stores) or insufficient advertising in new regional markets (two stores).

Fiscal 2000

During the second quarter of fiscal 2000, the Company's management made certain decisions relating to the strategic repositioning of the Company's operations which resulted in a restructuring and asset impairment charge of $20.6 million. These decisions included the closure of three natural foods stores during the second quarter of fiscal 2000 ($4.7 million); the planned sale or closure of seven stores during the remainder of fiscal 2000 ($9.9 million); exit costs of previously closed or abandoned sites ($5.6 million); and the discontinuance of e-commerce activities ($400,000). The $5.6 million charge related to changes in estimates for previously closed or abandoned sites. The significant components of the $5.6 million charge were (a) $3.6 million of additional lease-related liabilities, and (b) $2.0 million of fixed asset impairments for 15 previously closed stores. Components of the restructuring and asset impairment charge consist of impairment of fixed ($8.9 million) and intangible assets ($6.4

million); and noncancelable lease obligations and liabilities ($5.3 million). Substantially all of the restructuring charges are non-cash expenses when initially recorded.

During the fourth quarter of fiscal 2000, the Company expanded its strategic repositioning and, as a part of such expansion, decided to close or sell twelve under performing stores. This decision resulted in an additional restructuring and asset impairment charge of $21.4 million. This restructuring charge consists primarily of costs associated with the abandonment of fixed ($13.6 million) and intangible assets ($1.7 million) and noncancelable lease obligations and lease-related liabilities ($6.1 million). Substantially all of the restructuring charges are non-cash expenses when initially recorded.

The assets written off as part of the second and fourth quarter fiscal 2000 charges consist of the following:

Goodwill impairment	$ 8,041,000
Leasehold interest impairment	2,537,000
Fixed asset impairment	20,030,000
Total	$ 30,608,000

As part of the strategic repositioning announced by the Company in the second and fourth quarters of fiscal 2000, the Company identified 22 natural foods stores for closure or sale due to weak performance. In fiscal 2000, the Company closed ten and sold three of those identified stores. In the second quarter of fiscal 2001, as part of additional evaluation of the Company's operations by new management, the Company identified an additional three stores for closure in fiscal 2001; in the fourth quarter of fiscal 2001, the Company extended its evaluation and identified an additional three stores for closure in fiscal 2001 and fiscal 2002. In fiscal 2002, the Company identified an additional six stores for closure or sale, including two small vitamin stores. In fiscal 2002, the Company closed five of the identified stores, terminated its lease-related obligations as to one of the closed locations and sold four of the identified stores, including one small vitamin store. Two of the stores were sold in related transactions. Due to a change in estimates related to changes in facts and circumstances during the fourth quarter of fiscal 2001, the Company decided to continue to operate four stores previously identified for closure or sale. As of December 28, 2002, 20 of the 22 stores identified in fiscal 2000 for closure or sale have been closed or sold and the remaining two stores have been removed from the Company's closure or sale list due to changes in facts and circumstances. Of those stores identified in fiscal 2001, four have been closed or abandoned and the remaining two stores have been removed from the Company's closure or sale list due to changes in facts and circumstances. Of those stores identified in fiscal 2002, three have been sold or closed, and three remain to be closed or sold. A summary of restructuring activity by store count is as follows:

	RESTRUCTURING STORE COUNT		
	Fiscal Year Ending		
	2000	2001	2002
Stores remaining at commencement of period		9	6
Stores identified in fiscal 2000 for closure or sale	22		
Stores identified in fiscal 2001 for closure or sale		6	
Stores identified in fiscal 2002 for closure or sale			6
Identified stores closed or abandoned	(10)	(3)	(5)
Identified stores sold	(3)	(2)	(4)
Reversal of stores identified for closure or sale		(4)	
Identified stores remaining at period end	9	6	3

The following table summarizes accruals related to the Company's restructuring activities during fiscal 2002, fiscal 2001 and fiscal 2000 (in thousands):

EXIT PLANS	1999 And Prior	Q2 2000	Q4 2000	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	TOTAL
BALANCE, JAN 1, 2000	$ 1,868										$ 1,868
New accruals:											
Lease-related liabilities	1,987	$ 3,142	$ 6,041								11,170
Cash paid – lease-related Liabilities	(1,744)	(967)	(448)								(3,159)
BALANCE, DEC 30, 2000	$ 2,111	$ 2,175	$ 5,593								$ 9,879
New accruals:											
Severance				$ 2,511		$ 155					2,666
Lease-related liabilities	3,261	2,242	(427)	10,458	$ 108	3,822					19,464
Cash paid – severance				(2,375)		(98)					(2,473)
Cash paid – lease-related Liabilities	(2,914)	(1,955)	(1,862)	(492)	(21)						(7,244)
Stock options in lieu of cash			(43)								(43)
Cash received – lease-related liabilities			800								800
BALANCE, DEC 29, 2001	$ 2,458	$ 2,462	$ 4,061	$ 10,102	$ 87	$ 3,879					$ 23,049
New accruals:											
Severance							$ 269	$ 142		$ 9	420
Lease-related liabilities	(180)	(905)	(368)	(3,053)	(19)	(243)			$ 5	3,552	(1,211)
Cash paid – severance				(133)		(57)	(269)	(142)		(9)	(610)
Cash paid – lease-related liabilities	(989)	(395)	(1,342)	(884)	(68)	(735)			(5)		(4,418)
Note receivable in lieu of cash	375										375
Cash received – lease-related liabilities	459										459
	*	*	*	*		*				*	
BALANCE, DEC 28, 2002	$ 2,123	$ 1,162	$ 2,351	$ 6,032	$ -	$ 2,844	$ -	$ -	$ -	$ 3,552	$ 18,064

* *The restructuring accrual balance consists of lease-related liabilities.*

As of December 28, 2002, the components of the accruals related to the Company's restructuring activities are accrued liabilities ($4.5 million) and other long-term obligations ($13.6 million).

14. 401(k) Plan

The Company maintains a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($10,500 in fiscal 2002) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for additional matching contributions to the 401(k) Plan by the Company in an amount determined by the Company prior to the end of each plan year. Total Company contributions during fiscal 2002, fiscal 2001 and fiscal 2000 were approximately $1.2 million, $1.1 million and $1.0 million, respectively. The trustees of the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code.

In January 2002, the Company was notified by its 401(k) trustee, Advisors Trust Company, that effective April 1, 2002, the trustee would no longer provide trustee services for 401(k) plans. The Company selected a new plan administrator and a new trustee after extensive research and interviews. In the fourth quarter of fiscal 2002, the Company was notified by its new plan administrator that it was selling its business without the Company's consent (as required by the then-current contract). The Company elected to terminate its contract and selected Milliman USA as its new plan administrator. The plan accounts have been transferred to Milliman and Company employees have been notified that they will be unable to make withdrawals from or change the investment designations of their accounts until the transfer, that is estimated to be completed prior to the end of the first quarter of fiscal 2003, has been completed.

15. Stockholder Rights Plan

The Company has a stockholder rights plan having both "flip-in" and "flip-over" provisions. Stockholders of record as of May 22, 1998 received the right ("Right") to purchase a fractional share of preferred stock at a purchase price of $145 for each share of common stock held. In addition, until the Rights become exercisable as described below and in certain limited circumstances thereafter, the Company will issue one Right for each share of common stock issued after May 22, 1998. For the "flip-in provision," the Rights would become exercisable only if a person or group acquires beneficial ownership of 15% (the "Threshold Percentage") or more of the outstanding common stock. Holdings of certain existing affiliates of the Company are excluded from the Threshold Percentage. In that event, all holders of Rights other than the person or group who acquired the Threshold Percentage would be entitled to purchase shares of common stock at a substantial discount to the then-current market price. This right to purchase common stock at a discount would be triggered as of a specified number of days following the passing of the Threshold Percentage. For the "flip-over" provision, if the Company was acquired in a merger or other business combination or transaction, the holders of such Rights would be entitled to purchase shares of the acquiror's common stock at a substantial discount. In February 2002, the rights plan was amended to remove certain provisions related to continuing control of modification and operation of the rights plan by certain directors.

16. Deferred Compensation Plan

Effective fiscal 1999, the Company maintains a nonqualified Deferred Compensation Plan (the "DCP") for certain members of management. Eligible employees may contribute a portion of base salary or bonuses to the plan annually. The DCP provides for additional matching contributions by the Company in an amount determined by the Company prior to the end of each plan year. Total Company matching contributions to the DCP during fiscal 2002, fiscal 2001 and fiscal 2000 were approximately $39,000, $26,000 and $75,000, respectively.

17. Quarterly Information (Unaudited)

The following interim financial information presents the fiscal 2002 and fiscal 2001 consolidated results of operations on a quarterly basis (in thousands, except per-share amounts):

	QUARTER ENDED			
	March 30, 2002	June 29, 2002	September 28, 2002	December 28, 2002
Statement of Operations Data:				
Sales	$ 233,013	$ 236,186	$ 228,102	$ 221,829
Gross profit	$ 67,643	$ 71,428	$ 67,076	$ 68,121
Net income	$ 668	$ 1,498	$ 2,172	$ 2,571
Basic net income per common share:				
Basic income per common share	$ 0.03	$ 0.06	$ 0.08	$ 0.09
Diluted net income per common share:				
Diluted income per common share	$ 0.03	$ 0.06	$ 0.08	$ 0.09

	QUARTER ENDED			
	March 31, 2001	June 30, 2001	September 29, 2001	December 29, 2001
Statement of Operations Data:				
Sales	$ 219,499	$ 229,383	$ 222,168	$ 222,129
Gross profit	$ 66,409	$ 66,378	$ 63,543	$ 62,218
Net loss	$ (118)	$ (38,120)	$ (2,898)	$ (2,776)
Basic net loss per common share:				
Basic loss per common share	$ (0.00)	$ (1.55)	$ (0.12)	$ (0.13)
Diluted net loss per common share:				
Diluted loss per common share	$ (0.00)	$ (1.55)	$ (0.12)	$ (0.13)

18. Related Party Transactions

Elizabeth C. Cook and Michael C. Gilliland, former executive officers and directors of the Company, each own a one-third interest in Pretty Good Groceries, Inc. ("PGG"), which in the past operated two grocery stores, and currently operates one store in Boulder, Colorado. Through January 2002, PGG purchased certain items through the Company's volume purchase discount programs with its distributors, and also purchased items from the Company's commissaries and warehouses at cost. The Company had a receivable of approximately $80,000 at December 29, 2001 related to the purchases by PGG of goods from the Company or its suppliers. At December 29, 2001, the Company also had a receivable for certain personal expenses of Mr. Gilliland and Ms. Cook, the amount of which was in dispute. All receivables related to these items were paid as part of the March 2002 settlement of litigation described below.

Ms. Cook and Mr. Gilliland are trustees of Wild Oats Community Foundation ("Foundation"), a non-profit organization formed by Ms. Cook and Mr. Gilliland to provide health-related services. During fiscal 1998 and fiscal 1999, the Foundation entered into sublease arrangements with the Company for space adjacent to three of the Company's stores leased by the Company. In fiscal 2001, the sublease obligations between the Foundation and the Company were terminated, and other subtenants were placed in two of the three wellness center locations. The third primary lease for space sublet by the Foundation expired by its own terms. The Company had a small receivable related to subtenant rent due from the Foundation, which was paid as part of the March 2002 settlement of the litigation described below.

In May 1998, PGG II, a limited liability company two-thirds owned by Mr. Gilliland and Ms. Cook purchased a small underperforming store in Boulder, Colorado from the Company. PGG II paid the wholesale cost of the inventory in the store at time of transfer. PGG II disputed whether there was consideration due for equipment transferred to PGG II as part of the original purchase transaction, and in March of 2002 the parties reached a settlement on the value of the equipment as part of the settlement of the litigation described below.

In January 2001, the Company borrowed $2.0 million from Ms. Cook and Mr. Gilliland. The loan was evidenced by a demand note that bears interest at 9.0% per annum and default rate interest at 15% per annum. Mr. Gilliland and Ms. Cook filed suit against the Company in January 2002 for payment of the note after demand was made but payment was not received. See *"Notes to Consolidated Financial Statements – Note 11 – Litigation."* In March 2002 the parties settled the litigation through execution of a settlement agreement under which the plaintiffs agreed to a $200,000 offset against the principal balance of the loan in settlement of certain identified receivables alleged to be due to the Company, and the Company agreed to repayment of the balance of the loan, together with interest at 9% per annum, over a five-month period from cash and proceeds of equity securities.

In fiscal 2000, the Company recorded a note receivable in the amount of approximately $75,000 from Bacchus Beverage Corporation, an entity owned by Patrick Gilliland, Mr. Gilliland's brother, which was a subtenant in excess space located adjacent to one of the Company's stores. In March 2002, the Company agreed to extinguish the remaining balance on the note in exchange for a $35,000 cash payment.

In May 2002, the Company's Board of Directors amended the employment agreement of Perry D. Odak, the Company's CEO and President, to extend through December 2002 the period during which the issuance by the Company of additional securities as part of an equity financing would entitle Mr. Odak to receive up to 300,000 stock options exercisable for the Company's common stock. In March 2002, Mr. Odak was issued options to purchase 5,856 shares of common stock under a provision of his employment agreement that provided for the maintenance of his 5% equity position in the event of a capital-raising transaction, based upon the issuance of 111,269 shares of common stock, the resale of which was registered on Form S-3 filed in April 2002. The stock was issued pursuant to the terms of a settlement agreement between the Company and former directors and co-founders Michael Gilliland and Elizabeth Cook. In August 2002, the Company's Board of Directors approved a third amendment to Mr. Odak's employment agreement, pursuant to which up to 70,000 of the stock options to which Mr. Odak would be entitled under his employment agreement as a result of the closing of a capital-raising transaction could be granted to other employees of the Company designated by Mr. Odak. The options would only be granted upon the closing of the capital-raising transaction, have a 10-year term, vest over four years and have an exercise price equal to the closing price of the Company's stock on the date the capital-raising transaction was concluded. An equal number of options would be granted simultaneously to Mr. Odak, provided that the options granted to Mr. Odak would only be exercisable as the options granted to other employees terminated (as opposed to expired) without exercise.

As a result of the completion of an equity offering of 4.45 million shares of the Company's common stock in September 2002, the Company issued options exercisable for 164,211 shares of the Company's stock to Mr. Odak pursuant to the terms of his employment agreement. An additional 70,000 options, to which Mr. Odak would have been entitled under his employment agreement, were issued to executives of the Company designated by Mr. Odak. The Company also issued an additional 70,000 options to Mr. Odak, provided that the options granted to Mr. Odak are only exercisable as the options granted to the designated executives under the third amendment to Mr. Odak's employment agreement terminate (as opposed to expire) without exercise. The Company also made a matching grant of 70,000 additional options from the Company's 1996 Equity Incentive Plan to the same executives. The Company may incur quarterly compensation expense, based on any increase in the then-current stock price over the exercise price, as a result of the issuance of the initial 70,000 options (as opposed to the Company's matching grant of 70,000 additional options) to the designated executives and Mr. Odak.

In March 2001, Perry D. Odak, the Company's Chief Executive Officer and President, and a director of the Board, purchased 1,332,649 shares of Common Stock for $6.969 per share for an aggregate purchase price of $9.28 million. Mr. Odak paid $13,326 in cash and executed a full recourse, five-year promissory note for the balance of $9,273,905 to the Company, with interest accruing at 5.5% per annum, compounding semiannually.

As part of Mr. Odak's employment agreement, the Company agreed to purchase his home in York, Pennsylvania if he was unable to sell it within a specific period of time. In July 2001, the Company arranged for a relocation service to purchase the home from Mr. Odak for $1.6 million. Despite substantial marketing efforts, the relocation service was unable to sell the house for a reasonable price. In November 2002, Mr. Odak offered to repurchase the house for the original $1.6 million he had received. At December 28, 2002, Mr. Odak had remitted $1.3 million to the Company as partial consideration to fund the purchase and the remaining funds were funded by Mr. Odak's fiscal 2002 bonus of $250,000 to which he was contractually entitled. On March 6, 2003, the Company remitted the $1.6 million to the relocation service.

In September 2002, the Company filed suit against Michael Gilliland and Elizabeth Cook, former officers and directors and greater than 5% stockholders of the Company, together with two individuals and three limited liability corporations, for a temporary restraining order and damages related to a breach of Mr. Gilliland's noncompetition covenant, contained in his 1996 employment agreement, arising from the opening of a competitive grocery store in New Mexico.. The lawsuit is captioned Wild Oats Markets, Inc. v. Michael C. Gilliland, Elizabeth C. Cook, Mark R. Clapp; Patrick Gilliland, Westside Farmer's Market LLC, Westside Liquors LLC and Milagro Café LLC. Mr. Gilliland and Ms. Cook have counterclaimed, claiming that Ms. Cook was entitled to severance payments, and that both were undercompensated in the receipt of option grants. After a hearing, the court issued a temporary restraining order against Mr. Gilliland, prohibiting him from engaging in the operation of the competing grocery store. The temporary restraining order was subsequently vacated at the Company's request and the Company dropped its claims for injunctive relief as it did not believe the injunctive relief granted made any mterial difference in Mr. Gilliland's behavior. The Company discontinued severance payments made to Mr. Gilliland based on his material breach of his employment contract. The Company continues to pursue its suit for damages. A date for trial of the remaining claims has not been set.

19. Distributor Contract

A transition fee is referenced in the Company's June 2002 distribution agreement with the Tree of Life, Inc. ("TOL"). In the second, third and fourth quarters of fiscal 2002, the Company used a portion of the transition fee to offset the transition costs incurred during the transition of the Company's primary distribution relationship to TOL. These costs include, but are not limited to, the cost of retagging store shelves, modification of product inventory, disposal of discontinued products, resetting of products on store shelves and training of store personnel in new procedures, and legal and consulting expenses. The portion of the transition support fee used to defray transition expenses incurred had no material impact on the Company's results of operations for the twelve months ended December 28, 2002.

Item 9.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None reported.

PART III.

Item 10.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information included under the captions "Election of Directors" and "Executive Compensation-Management-Executive Officers" in our definitive Proxy Statement in connection with the Annual Meeting of stockholders to be held May 5, 2003, to be filed with the Commission on or before April 1, 2003, is incorporated herein by reference.

Item 11.

EXECUTIVE COMPENSATION

The information included under the caption "Executive Compensation" in our definitive Proxy Statement in connection with the Annual Meeting of stockholders to be held May 5, 2003, to be filed with the Commission on or before April 1, 2003, is incorporated herein by reference.

Item 12.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information included under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our definitive Proxy Statement in connection with the Annual Meeting of stockholders to be held May 5, 2003, to be filed with the Commission on or before April 1, 2003, is incorporated herein by reference.

Item 13.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information included under the caption "Directors and Executive Officers - Certain Transactions" in our definitive Proxy Statement in connection with the Annual Meeting of stockholders to be held May 5, 2003, to be filed with the Commission on or before April 1, 2003, is incorporated herein by reference.

Item 14.

CONTROLS AND PROCEDURES

We maintain a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard assets from unauthorized use or disposition. We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-14 under supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, within 90 days prior to the filing date of this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic Securities and Exchange Commission filings. No significant changes were made to our internal controls or in the other factors that could significantly affect these controls subsequent to the date of their evaluation. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART IV.

Item 15.

EXHIBITS, FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedule. The following are filed as a part of this Report on Form 10-K:

(1) Report of Management
Report of Independent Accountants
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules – No schedules are required.

(b) Reports on Form 8-K. The Company filed the following reports on Form 8-K during fiscal 2001:

(1) Report dated January 31, 2002, on Form 8-K, reported under Item 5, Other Events, regarding the filing of a lawsuit by certain parties.

(2) Report dated June 14, 2002, on Form 8-K, reported under Item 5, Other Events, regarding the execution of an Agreement for Distribution of Products with Tree of Life, Inc.

(3) Report dated September 4, 2002, on Form 8-K, reported under Item 5, Other Events, regarding completion of an equity offering of $4.45 million shares of the Registrant's common stock.

(c) Exhibits. The following exhibits to this Form 10-K are filed pursuant to the requirements of Item 501 of Regulation S-K:

Exhibit Number	Description of Document
3(i).1.(a)**	Amended and Restated Certificate of Incorporation of the Registrant. (1)
3(i).1.(b)**	Certificate of Correction to Amended and Restated Certificate of Incorporation of the Registrant. (1)
3(i).1.(c)**	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant. (2)
3(ii).1**	Amended and Restated By-Laws of the Registrant. (1)
4.1**	Reference is made to Exhibits 3(i). through 3(ii).1.
4.2**	Specimen stock certificate. (3)
4.3**	Rights Agreement dated May 22, 1998 between Registrant and Norwest Bank Minnesota. (10)
4.4**	Amendment No. 1 to Rights Agreement dated February 26, 2002 between Registrant and Wells Fargo Bank, N.A. (5)
10.1**	Form of Indemnity Agreement between the Registrant and its directors and executive officers, with related schedule. (3)

Exhibit Number	Description of Document
10.2#**	1996 Equity Incentive Plan, including forms of Options granted to employees and non-employee directors thereunder. (3)
10.3#**	Amendment to 1996 Equity Incentive Plan. (4)
10.4#**	Second Amendment to 1996 Equity Incentive Plan. (5)
10.5#**	1996 Employee Stock Purchase Plan. (3)
10.6#**	Amendment to 1996 Employee Stock Purchase Plan. (5)
10.7#**	1993 Stock Option Plan. (3)
10.8#**	1991 Stock Option Plan. (3)
10.9#**	Employee Stock Ownership Plan. (3)
10.10#**	Wild Oats Markets, Inc. Deferred Compensation Plan. (6)
10.11#**	Employment Agreement dated March 6, 2001 between Perry D. Odak and the Registrant. (7)
10.12#**	Amendment to Employment Agreement dated March 6, 2001 between Perry D. Odak and the Registrant. (5)
10.13#**	Stock Purchase Agreement dated March 6, 2001 between Perry D. Odak and the Registrant. (7)
10.14#**	Stephen Kaczynski Equity Incentive Plan. (8)
10.15#**	Employment Agreement dated April 24, 2001 between Stephen A. Kaczynski and the Registrant. (8)
10.16#**	Employment Agreement dated May 21, 2001 between Bruce Bowman and the Registrant. (8)
10.17#**	Amendment to Employment Agreement dated May 21, 2001 between Bruce Bowman and the Registrant. (5)
10.18#**	Bruce Bowman Equity Incentive Plan. (8)
10.19#**	Terry Maloy Equity Incentive Plan. (5)
10.20#**	Edward F. Dunlap Equity Incentive Plan. (5)
10.21#**	Employment Agreement dated December 17, 2001 between Edward F. Dunlap and the Registrant. (5)
10.22#+	Severance Agreement dated November 7, 2002 between Bruce Bowman and the Registrant.
10.23#+	Severance Agreement dated November 7, 2002 between Freya Brier and the Registrant.
10.24#+	Severance Agreement dated November 7, 2002 between Edward Dunlap and the Registrant.
10.25#+	Severance Agreement dated November 7, 2002 between Stephen Kaczynski and the Registrant.
10.26#+	Severance Agreement dated November 7, 2002 between Terry Maloy and the Registrant.
10.27#+	Severance Agreement dated November 7, 2002 between Peter Williams and the Registrant.
10.28**	Wild Oats Markets, Inc. 2001 Nonofficer/Nondirector Equity Incentive Plan. (5)
10.29**	Amended and Restated Stockholders Agreement among the Registrant and certain parties named therein dated August 1996. (3)
10.30**	Registration Rights Agreement between the Registrant and certain parties named therein dated July 12, 1996. (3)
10.31#**	Second Amendment to Employment Agreement between Wild Oats Markets, Inc. and Perry D. Odak, dated June 19, 2002. (9)
10.32#**	Third Amendment to Employment Agreement between Wild Oats Markets, Inc. and Perry D. Odak, dated August 7, 2002. (9)
10.33**	Assignment of Kaczynski Employment Agreement, dated June 29, 2002, between Registrant and Sparky, Inc. (9)

Exhibit Number	Description of Document
10.34**	Assignment of Dunlap Employment Agreement, dated June 29, 2002, between Registrant and Wild Oats Financial, Inc. (9)
10.35+	Second Amended and Restated Credit Agreement dated as of February 26, 2002, among Registrant, the lenders named therein and Wells Fargo Bank National Association, as Administrative Agent. Portions have been omitted pursuant to a request for confidential treatment.
21.1+	List of subsidiaries.
23+	Consent of PricewaterhouseCoopers LLP, independent accountants.

Management Compensation Plan.
** Previously filed.
\+ Included herewith.
(1) Incorporated by reference from the Registrant's Form 10-K for the year ended December 28, 1996 (File No. 0-21577).
(2) Incorporated by reference from the Registrant's Amendment No. 2 to the Registration Statement on Form S-3 filed with the Commission on November 10, 1999 (File No. 333-88011).
(3) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (File No. 333-11261) filed on August 30, 1996.
(4) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (File No. 333-66347) filed on October 30, 1998.
(5) Incorporated by reference from the Registrant's Form 10-K for the year ended December 29, 2001 (File No. 0-21577), filed on March 27, 2002.
(6) Incorporated by reference from the Registrant's Form 10-K for the year ended January 1, 2000 (File No. 0-21577).
(7) Incorporated by reference from the Registrant's Form 10-Q for the period ended March 31, 2001 (File No. 0-21577).
(8) Incorporated by reference from the Registrant's Form 10-Q for the period ended June 30, 2001 (File No. 0-21577).
(9) Incorporated by reference from the Registrant's Form 10-Q for the period ended June 29, 2002 (File No. 0-21577).
(10) Incorporated by reference from the Registrant's Form 8-K filed on May 5, 1998 (File No. 0-21577).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wild Oats Markets, Inc.
(Registrant)

Date: March 25, 2003

By: /s/ Edward F. Dunlap
Edward F. Dunlap
Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Perry D. Odak	Chief Executive Officer, President and Director	March 24, 2003
/s/ Edward F. Dunlap	Chief Financial Officer	March 25, 2003
/s/ John A. Shields	Chairman	March 17, 2003
/s/ David M. Chamberlain	Vice Chairman	March 24, 2003
/s/ Stacey Bell	Director	March 25, 2003
/s/ Brian K. Devine	Director	March 24, 2003
/s/ David Gallitano	Director	March 17, 2003
/s/ James B. McElwee	Director	March 18, 2003
/s/ Mark Retzloff	Director	March 25, 2003

**Certification of CEO Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002**

I, Perry D. Odak, Chief Executive Officer of Wild Oats Markets, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Wild Oats Markets, Inc. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls;

6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ Perry D. Odak
Perry D. Odak, Chief Executive Officer

Certification of CFO Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Edward Dunlap, Chief Financial Officer of Wild Oats Markets, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Wild Oats Markets, Inc. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls;

6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

/s/ Edward F. Dunlap
Edward F. Dunlap, Chief Financial Officer

Exhibit 99.1

Certification of CEO Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Wild Oats Markets, Inc. (the "Company") on Form 10-K for the period ended December 28, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Perry D. Odak, as Chief Executive Officer of the Company hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Perry D. Odak
Perry D. Odak
Chief Executive Officer
March 24, 2003

This certification accompanies this Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Wild Oats Markets, Inc. and will be retained by Wild Oats Markets, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

**Certification of CFO Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Wild Oats Markets, Inc. (the "Company") on Form 10-K for the period ended December 28, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Edward F. Dunlap, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward F. Dunlap
Edward F. Dunlap
Chief Financial Officer
March 25, 2003

This certification accompanies this Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Wild Oats Markets, Inc. and will be retained by Wild Oats Markets, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

corporate information



MARKET INFORMATION & DIVIDEND POLICY

The Company's common stock is traded on the NASDAQ National Stock Market under the symbol OATS. The high and low prices per share of the Company's common stock per fiscal quarter for 2002 and 2001 as reported by NASDAQ were $16.25 (Q2 2002) and $4.13 (Q1 2001), respectively. As of March 3, 2003, the Company's common stock was held by 627 shareholders of record. No cash dividends have been paid on the Company's common stock, and the Company does not anticipate declaring a cash dividend in the near future.

SHAREHOLDER SERVICES

Wells Fargo Bank, N.A. acts as transfer agent and registrar for the Company's stock. Shareholders may obtain information relating to their share positions, stock transfer requirements, lost certificates and other related matters by contacting:

Wells Fargo Bank, N.A. • Shareowner Services
161 North Concord Exchange St. South
St. Paul, MN 55075 • 800.468.9716

ANNUAL MEETING

Shareholders are cordially invited to attend the annual meeting, which will be held on Monday, May 5, 2003 at 2 p.m. (MDT) at the Boulder Public Library Auditorium 1000 Canyon Blvd. • Boulder, CO 80302

AUDITORS

PricewaterhouseCoopers LLP

TRADEMARKS

The following are proprietary trademarks of Wild Oats Markets, Inc.: Wild Oats®, Wild Oats Natural Marketplace™, Nature's - A Wild Oats Market™, Capers Community Markets™, Henry's Marketplace®, and Sun Harvest™.

INVESTOR RELATIONS

Securities analysts, investment professionals and shareholders should direct their inquiries to Wild Oats Investor Relations at 303.440.5220, ext. 4984.

CUSTOMER RELATIONS

Customers should direct their inquiries to the Wild Oats Answer Line at 800.494.WILD or Answerline@wildoats.com

ANNUAL REPORT

Additional copies of the Company's Annual Report for the fiscal year ended December 28, 2002, may be obtained without charge by sending a written request to the Company's address or by calling the Investor Relations office listed here.

QUARTERLY STOCKHOLDER INFORMATION

Quarterly stockholder information is available to all stockholders immediately upon its release, free of charge, by calling 303.440.5220, extension 4984, or on the Investor Relations page of our website at www.wildoats.com.

OFFICERS

Perry D. Odak
President & Chief Executive Officer

Bruce M. Bowman
Senior Vice President of Operations

Freya R. Brier
Vice President of Legal, General Counsel & Secretary

Edward F. Dunlap
Chief Financial Officer

Stephen P. Kaczynski
Senior Vice President of Sales & Merchandising

Terry E. Maloy
Chief Marketing Officer

Peter F. Williams
Vice President of Human Resources

BOARD OF DIRECTORS

John A. Shields
Chairman of the Board
Former Chief Executive Officer, First National Supermarkets, Inc.

David M. Chamberlain
Vice Chairman of the Board
Chief Executive Officer & Chairman of The Stride Rite Corporation

Dr. Stacey J. Bell
Vice President of Medical Research & Education, Sears Labs

Brian K. Devine
Chairman, President & Chief Executive Officer of Petco Animal Supplies, Inc.

David J. Gallitano
President of Tucker, Inc.

James B. McElwee
General Partner of Weston Presidio

Perry D. Odak
President & Chief Executive Officer

Mark Retzloff
Chief Executive Officer & Chairman of the Board, Rudi's Organic Bakery
Co-founder of Horizon Organic Dairy

Our locations



☆ Company Headquarters

WILD OATS NATURAL MARKETPLACE — upcoming sites for 2003 and 2004

HENRY'S MARKETPLACE — upcoming sites for 2003 and 2004

NATURE'S A WILD OATS MARKET

Sun Harvest

Capers COMMUNITY MARKETS

COMPANY PROFILE

Wild Oats Markets, Inc. is a nationwide chain of natural and organic foods markets in the U.S. and Canada. With nearly $920 million in annual sales, the Company currently operates 102 natural foods stores in 25 states and British Columbia, Canada. The Company's markets include: Wild Oats Natural Marketplace™, Henry's Marketplace®, Nature's - a Wild Oats Market™, Sun Harvest™ and Capers Community Markets™. For more information, please visit the Company's website at www.wildoats.com.

We sell food that remembers its roots.™

3375 MITCHELL LANE BOULDER CO 80301 P: 303.440.5220 F: 303.928.0012 WWW.WILDOATS.COM

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